24-10150

ORIGINAL

As filed with the Securities and Exchange Commission on August 24, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
Under
THE SECURITIES ACT OF 1933

ALBINA COMMUNITY BANCORP
(Exact name of Issuer as specified in its charter)

OREGON	**6712**	**93-1129061**
(State or other jurisdiction of incorporation or organization)	*(Primary standard industrial classification code number)*	*(I.R.S. employer identification no.)*

2002 N.E. Martin Luther King, Jr. Blvd., Portland, Oregon 97212 (503) 287-7537
(Address and telephone number of principal executive offices and principal place of business)

Robert L. McKean
President and Chief Executive Officer
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537
(Name, address, and telephone number of agent for service)

Copies of communications to:

Charmin Shiely, Esq.
Foster Pepper Tooze LLP
601 S.W. Second Ave., Suite 1800
Portland, Oregon 97204
(503) 221-0607

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Exhibit index appears on sequential page number 139

There are a total of 177 sequentially numbered pages.

PART 1 – NOTIFICATION

Item 1. Significant Parties

(a) Directors. The directors of Albina Community Bancorp ("the Issuer") are listed below.

Name	Residential Address	Business Address
James R. Bradshaw	2540 Kilkenny Court, West Linn, OR 97068	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
John W. Dixon	2000 SW Zivney Lane, Lake Oswego, OR 97034	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Valencia R. Tobert-Fisker	15409 NE Fargo Place, Portland, OR 97230	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Bernard V. Foster	3125 N. Willamette #105, Portland, OR 97216	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Ted K. Gilbert	4745 SW Humphrey Park Rd., Portland, OR 97221	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Mike Henderson	738 NW Westover Square, Portland, OR 97210	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Sheila D. Holden	2524 NE 16th Ave., Portland, OR 97212	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Robert L. McKean	P.O. Box 12028, Portland, OR 97212	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Jeana M. Woolley	5006 NE Mallory Ave, Portland, OR 97211	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212

(b) Executive Officers. The executive officers of Albina Community Bancorp and its subsidiary, Albina Community Bank, are listed below.

Name	Residential Address	Business Address
Robert L. McKean, President, CEO	P.O. Box 12028, Portland, OR 97212	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
James J. Schlotfeldt, CFO	14997 SW Telluride Terrace, Beaverton, OR 97007	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Cheryl Cebula, COO	11735 SE Broyles Ct., Clackamas, OR 97015	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212

Greg Froman, CCO	21509 S. Levi Rd., Beavercreek, OR 97004	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Mark Yee, CLO	3143 N. Willamette Blvd. Portland, OR 97217	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212

(c) **Issuer's General Partners.** Not Applicable.

(d) **Record Owners of 5% or More of Any Class.** The full names, business and residential addresses of the record and beneficial owners of 5 percent or more of any class of the Issuer's equity securities are listed below.

Name	Business or Residential Address (as applicable)
Series A Preferred (voting)	
Northeast Portland Community Development Trust	2002 NE Martin Luther King, Jr. Blvd. Portland, Oregon 97212
Series B Preferred (nonvoting)	
The Oregon Community Foundation	1221 SW Yamhill St., Portland, OR 97205
Meyer Memorial Trust	425 NW 10th Ave., Portland, OR 97209
The Collins Foundation	1618 SW First Ave., Suite 505, Portland, OR 97201
Bank of America, NA, Trustee, Ralph L. Smith Foundation	411 N. Akard St., 5th Floor, Dallas, TX 75201
Class A Common (voting)	
Legacy Emanuel Hospital and Health Center	1919 NW Lovejoy, Portland, OR 97209
Robert McKean	P.O. Box 12028, Portland, OR 97212
Class B Common (nonvoting)	
Community Development Financial Institutions Fund	601 13th St. NW, Suite 200S, Washington, DC 20005
Wells Fargo Bank, N.A.	401 B Street, Suite 304-A, San Diego, CA 92101

(e) **Beneficial Owners of 5% or More of Any Class.** Of the record holders listed in response to Item 1(d) above, only Wells Fargo Bank, N.A. has different beneficial ownership. Wells Fargo Bank, N.A. is a subsidiary of Wells Fargo & Company. The only shareholder owning more than 5% of Wells Fargo & Company is Berkshire Hathaway Inc., 1440 Kiewit Plaza, Omaha, Nebraska 68131, controlled by Warren E. Buffet. Each of the other entities listed above is a nonprofit organization.

(f) **Promoters of the Issuer.** The persons identified below as promoters include persons, identified by (*), who assisted with the Issuer's organization in 1995 but have not been affiliated with the Issuer during the past five years. Current address information for those persons is not in the corporate records of the Issuer.

Name	Residential Address	Business Address
Graham C. Bryce	336 N.W. Lomita Terrace, Portland, OR 97210	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Howard K. Shapiro	1025 NW Couch #1513, Portland, OR 97209	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
James Bradshaw	2540 Kilkenny Court, West Linn, OR 97068	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Jeana M. Woolley	5006 NE Mallory Ave. Portland, OR 97211	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Bernard V. Foster	3125 N. Williamette #105, Portland, OR 97216	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Ted K. Gilbert	4745 S.W. Humphrey Park Rd., Portland, OR 97221	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Sheila Holden	2524 NE 16th Ave., Portland, OR 97212	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Mike Henderson	738 NW Westover Square, Portland, OR 97210	2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212
Roger S. Ahlbrandt *	n/a - deceased	none
James May *	Unknown	Unknown
Avel L. Gordly *	Unknown	Unknown
Deborah E. Kennedy *	Unknown	Unknown
Gretchen Kafoury *	Unknown	Unknown
Lolenzo Poe *	Unknown	Unknown
Eric Sten *	Unknown	Unknown
Leon C. Smith *	Unknown	Unknown
Deborah Saweyer-Parks *	Unknown	Unknown

(g) **Affiliates of the Issuer.** Albina Community Bank, Albina Community Statutory Trust I, Albina Community Statutory Trust II, and Albina Development Company, LLC are wholly-owned subsidiaries of Albina Community Bancorp. Northeast Portland Community Development Trust is a top-tier bank holding company holding all of the outstanding shares of the Series A Preferred Stock. The business address of these affiliates is 2002 NE Martin Luther King, Jr. Blvd., Portland, Oregon 97212.

(h) **Legal Counsel.** Foster Pepper Tooze LLP, 601 S.W. Second Avenue, Suite 1800, Portland, Oregon 97204, has advised the Issuer in connection with certain banking and securities aspects of the offering.

(i) **The Underwriter with Respect to Offering.** D.A. Davidson & Co. will act as placement agent on a best efforts basis with respect to the offering within the meaning of Section 2(a)(11) of the Securities Act of 1933, as it will offer or sell for the Issuer in connection with the distribution of securities. D.A. Davidson's business address is 8 Third Street North, Great Falls, Montana 59401.

(j) **The Underwriter's Directors.** The directors of D.A. Davidson & Co. are as follows. The business and residential addresses of such persons are provided below.

Name	Residential Address	Business Address
James Bradshaw	2540 Kilkenny Ct. West Linn, OR 97068	Two Centerpointe Dr. Ste. 400 Lake Oswego, OR 97035
Ian Davidson	325 Flood Road Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Frederic Dickson	14180 SW 98th Court Tigard, OR 97224	Two Centerpointe Dr. Ste. 400 Lake Oswego, OR 97035
Bradley Dugdale	P.O. Box 747 Hayden Lake, ID 83835	608 Northwest Blvd., Ste. 403 Coeur d'Alene, ID 83814
William Johnstone	219 Third Avenue North Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive Great Falls, MT 59404	8 Third Street North Great Falls, MT 59401
Douglas Nichols	5126 NE 42nd Street Seattle, WA 98105	701 5th Avenue, Ste. 3100 Seattle, WA 98104
James Rice	2607 Western Avenue, #257 Seattle, WA 98121	701 5th Avenue, Ste. 3100 Seattle, WA 98104
Susan Skaar	1325 Cannon Creek Rd. Bozeman, MT 59715	529 East Main Street Bozeman, MT 59715
Ronald Tschetter	300 40th Avenue South, #28	8 Third Street North

Name	Residential Address	Business Address
	Great Falls, MT 59404	Great Falls, MT 59401
Arlene Wilson	1-16th Avenue South Great Falls, MT 59405	8 Third Street North Great Falls, MT 59401

(k) The Underwriter's Officers. The executive officers of D.A. Davidson & Co. are as follows:

Name	Residential Address	Business Address
William A. Johnstone	219 3rd Avenue North, Great Falls, MT 59401	8 Third Street North, Great Falls, MT 59401
Ronald Tschetter	300 40th Avenue South, #28, Great Falls, MT 59404	8 Third Street North, Great Falls, MT 59401
Thomas Nelson	6 Spring Ridge Drive, Great Falls, MT 59404	8 Third Street North, Great Falls, MT 59401
Lawrence T. Martinez	80 Gannon Drive, Great Falls, MT 59404	8 Third Street North, Great Falls, MT 59401

(l) Underwriter's general partners. Not Applicable.

(m) Counsel to the Underwriter. Lawrence T. Martinez, Esq., General Counsel to Davidson Companies, 8 Third Street North, Great Falls, Montana 59401, will serve as counsel to D. A. Davidson & Co.

Item 2. Application of Rule 262

(a) None of the persons identified in the response to Item 1 is subject to the disqualification provisions set forth in Rule 262.

(b) Not Applicable.

Item 3. Affiliate Sales

Not Applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) D.A. Davidson & Co., as placement agent, will offer and sell shares on a best efforts basis pursuant to a Placement Agent Agreement dated as of the date of this Offering Circular. D.A. Davidson & Co. will offer and sell shares in the states of Colorado, Idaho, Oregon, Utah, Washington and Wyoming. Issuer has filed registration statements in Idaho, Oregon, Utah, Washington, and Wyoming and is eligible in Colorado to rely on an exemption for public offerings relying on Regulation A. The shares will be offered through Davidson's financial consultants through mailing of the offering circular to, and through direct communication with, prospective subscribers.

(b) The Issuer will offer and sell shares to its employees, directors and existing shareholders in the following states: Colorado, Idaho, Oregon, Utah, Washington, and Wyoming. Issuer has filed registration statements in Idaho, Oregon, Utah, Washington, and Wyoming and is eligible in Colorado to rely on an exemption for public offerings relying on Regulation A. The shares will be offered by the Issuer's Chief Executive Officer, Robert L. McKean, and Chief Financial Officer, James J. Schlotfeldt, on a best-efforts basis, through mailing of the offering circular and direct communication with prospective subscribers. Mr. McKean and Mr. Schlotfeldt will not receive any bonus, commissions or other compensation directly or indirectly in connection with such sales.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) During the 12 months preceding the filing of this Form 1-A Offering Statement, the Issuer, Albina Community Bancorp, sold 1,199 shares of Class A Common stock through its Employee Stock Purchase Plan and issued 15,375 shares of Class A Common Stock upon the exercise of options under its Stock Incentive Plans. Additionally, in January 2006 the Issuer issued 75 shares of Class A Common Stock as an award to the employee of the year, Mary Edmeades. This isolated award was not granted under any plan. These amounts reflect the 50% stock dividend as of the record date of May 5, 2006.

(b) No shares of the Issuer's common stock were sold by or for the account of any person who at that time was a director, officer, promoter or principal security holder of the Issuer or was an underwriter of any securities of the Issuer within the past 12 months.

(c) The shares issued under the Employee Stock Purchase Plan and the Stock Incentive Plans were issued pursuant to the Rule 701 exemption from registration under the Securities Act of 1933 (the "Act"). The Issuer was eligible to rely on this exemption because (i) the Issuer is not subject to reporting requirement of section 13 or 15(d) of the Securities Exchange Act of 1934, (ii) the issuance was pursuant to a written compensatory benefit plan for the participation of employees and directors, a copy of which was provided to the participants, and (iii) the amount of securities offered in reliance on Rule 701 during any consecutive 12-month period did not exceed the limitations in Rule 701(d)(2). The issuance to Ms. Edmeades was an isolated transaction under Section 4(2) of the Act.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings at the current time.

Item 7. Marketing Arrangements

There is no arrangement known to the Issuer or to any person named in response to Item 1 above for any of the purposes set forth in Item 7, Form 1-A.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in this offering statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of a Solicitation of Interest Document

No solicitation of interest document or broadcast script has been used prior to filing this notification.

OFFERING CIRCULAR

ALBINA COMMUNITY BANCORP
2002 NE Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537

A Maximum of $4,999,992 (416,666 Shares of Class A Common Stock at $12.00 Per Share)

(No minimum offering amount)

ALBINA COMMUNITY BANCORP is offering 416,666 shares of its Class A Common Stock to existing shareholders and the public at $12.00 per share. Of these shares, D.A. Davidson & Co., acting as placement agent on a best efforts basis, may sell all but 125,000 shares reserved for sale by the company to directors, employees, and existing shareholders. If the company does not sell all of those shares within the first two weeks of the offering period, Davidson may sell the remaining shares. Existing shareholders do not have the right to purchase a pro-rata portion of the offering. The offering will commence as of the date of this Offering Circular and expire 30 days later, unless we terminate it earlier or extend it, for up to two additional 30-day periods. The minimum purchase for new shareholders is 2,000 shares ($24,000). The minimum purchase for existing shareholders and our employees is 100 shares ($1,200).

In addition to other matters discussed in this document, you should also be aware of the following:

- There is no minimum offering amount, and we may receive less than $4,999,992 in gross proceeds.
- We will have immediate access to subscription funds once we have accepted a subscription.
- We are selling a portion of the offered shares directly, and a 3% commission will be paid in connection with such sales to our placement agent; a 7% commission will be paid in connection with sales sold through our placement agent.
- There is a very limited trading market for our shares.
- We have subjectively established the offering price of $12.00 per share based on, among other things, recent known sales prices in the limited recent trading of our stock and advice from our placement agent.

Our shares trade on the OTC Bulletin Board under the symbol "ACBC."

An investment in these securities involves risk, including the possible loss of principal. See "RISK FACTORS" on page 3 of this Offering Circular.

	Price to Public	Placement Agent Commission(1)	Proceeds to Issuer(1) (2)
Per Common Share	$12.00	$0.70	$10.85
Maximum Offering	$4,999,992	$290,000	$4,519,992

(1) D.A. Davidson & Co., acting as placement agent, will receive a 7% commission in connection with shares sold by it in the offering and a 3% commission on all shares sold by Albina in the offering. This table reflects the assumption that D.A. Davidson & Co. will sell 291,666 of the shares offered and agents of Albina will sell the remaining 125,000 shares. The actual number of shares sold by D.A. Davidson cannot be accurately predicted. If Davidson sells the entire offering amount, the maximum commission to Davidson would be $350,000 and the proceeds to Albina would be $4,459,992. See "PLAN OF DISTRIBUTION -- Placement Agent."

(2) Proceeds are calculated after deducting estimated expenses of the offering of approximately $190,000, including a $20,000 nonaccountable expense allowance to Davidson, as well as filing fees, legal and accounting fees, printing and other miscellaneous expenses payable by us.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

The date of this Offering Circular is _______, 2006.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS. THESE SECURITIES ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC) OR ANY OTHER AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE FDIC NOR HAS THE FDIC OR ANY OTHER FEDERAL OR STATE AGENCY PASSED ON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

No agent or officer of Albina Community Bancorp or Albina Community Bank, or any other person, has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information and representations should not be relied upon as having been authorized by Albina Community Bancorp.

In deciding whether or not to invest in the securities offered, you should rely on your own examination of Albina Community Bancorp and the terms of the offering, including the merits and risks involved.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. We are offering these securities only to residents in the states of Colorado, Idaho, Oregon, Utah, Washington, and Wyoming. This Offering Circular shall not constitute a valid offer of our securities to any other person.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in this Offering Circular. Prospective purchasers are urged to carefully read the entire Offering Circular before making a decision to purchase our Class A Common Stock. Unless otherwise noted in this Offering Circular, all references to common stock shall mean our Class A Common Stock.

The Offering

Common stock offered	416,666 shares
Offering price	$12.00 per share
Common stock to be outstanding after the Offering	936,651 shares of Class A common stock (assuming all shares offered are sold and no stock options are exercised)
Minimum subscription	**New shareholders must subscribe for a minimum of 2,000 shares ($24,000).** **Existing shareholders** and **employees** of Albina Community Bancorp or Albina Community Bank must subscribe for a minimum of 100 shares ($1,200).
How to subscribe from Albina Community Bancorp	If you are an existing shareholder, director, or employee of Albina Community Bank, you may purchase shares in the offering directly through us. You must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it, along with a check made payable to "Albina Community Bancorp" for the full subscription amount to us at the address listed on the front page of the Offering Circular. **Important: Payment of the full subscription price for shares must be included with the Subscription Agreement.**
How to subscribe from D.A. Davidson & Co.	To purchase shares in the offering through D.A. Davidson & Co., you must complete, date and execute the Subscription Agreement provided with this Offering Circular and return it to D.A. Davidson in the pre-addressed envelope.
Expiration of Offering	The offering will expire 30 days after the date of this Offering Circular, unless we terminate it earlier or extend it for up to two additional 30-day periods.
Use of proceeds	To enhance Albina Community Bank's capital to support higher lending limits and further asset growth. See "USE OF PROCEEDS."
Investment risks to be considered	An investment in our shares involves certain risks. See "RISK FACTORS."

THE COMPANY

Albina Community Bancorp and Albina Community Bank

Albina Community Bancorp (the "company") is a financial holding company for Albina Community Bank (the "bank"), an Oregon state-charted bank that commenced operation in December 1995. Albina Community Bank's main office and four branch offices are located in Portland, Oregon. At June 30, 2006, we had consolidated total assets of approximately $124.7 million, total liabilities of approximately $117.5 million, net loans of approximately $86.9 million, deposits of approximately $107.3 million, and shareholders' equity of approximately $7.2 million.

Albina Community Bank is proud to be one of only 53 commercial banks in the United States, and the only bank in Oregon, that is certified by the U.S. Department of Treasury as a Community Development Financial Institution (CDFI). Our primary objective is to generate profits for our shareholders; however, a core tenet of our mission is the provision of banking services to low- and moderate-income communities that are underserved by other financial institutions. We believe we are able to serve these underserved markets without compromising our profit strategy due to our eligibility as a CDFI to receive federal and state grants. Moreover, through our credentials as a CDFI and our reputation in the community as a partner for community development, we hope to attract customers who not only value our broad range of competitive products and high level of customer service, but also desire the opportunity to contribute to the bank's social impact mission through their banking business.

Although the bank's performance suffered from low growth and nonperforming loans during our initial years, from 1997 to 1999, and more recently, from 2003 through 2004, since 2004 we have significantly developed the bank's physical and human resource infrastructure and expanded our marketing focus to better position the company to generate profits for its shareholders and to act as a community leader for development throughout the Portland area. Our senior management team has extensive experience in the banking industry and our directors have significant business experience and extensive involvement in the Portland community.

Our strategic objective is to continue to expand our presence throughout the Portland area, leveraging our unique commitment as a community development bank to attract customers among Portland's large socially progressive demographic group. We also intend to broaden our reputation as a bank with significant financial expertise and a broad range of banking products and services offered at competitive rates.

The proceeds of this offering will be used to enhance the bank's capital to increase legal lending limits and to support further asset growth. In accordance with bank regulatory capital adequacy guidelines, the bank is permitted to leverage the additional capital to increase earning assets by approximately 12 ½ times the amount of the additional capital at the bank. There is no guarantee that the bank will in fact be successful in fully leveraging the new capital.

The bank maintains a web site at http://www.albinabank.com that contains additional information about the products and services offered and that allows bank customers to conduct internet banking transactions. Information contained on or that can be accessed through our website does not constitute a part of this Offering Circular.

See "BUSINESS" for a more complete description of our business.

RISK FACTORS

An investment in our shares involves certain risks. In addition to the other information contained in this Offering Circular, anyone considering investing in our shares should read and carefully consider the following list of material risks:

Risks Associated with the Offering

We have subjectively set the offering price, and the price may not reflect the actual value of the shares.

We have established the offering price of $12.00 per share based primarily on consideration of known prices of recent, though sporadic, trades in the stock and advice received from D.A. Davidson & Co., our placement agent. See "TERMS OF THE OFFERING – The Offering Price." There can be no assurance that the offering price represents the actual market value of the stock, or that shareholders will be able to sell their shares at or above the offering price.

There is no minimum offering amount, and we may raise substantially less than the maximum amount being offered.

We have not set a minimum number of shares that must be sold in order for the offering to close. No escrow arrangements have been made with respect to the offering. Thus, subject to the acceptance of subscriptions, funds will be immediately available to us regardless of the number of shares sold in the offering to date or in the completed offering. See "TERMS OF THE OFFERING – Company Discretion." There can be no assurance that the maximum number of shares will be sold, or that any minimum amount of proceeds will be raised in the offering. To the extent we receive less than the maximum proceeds from this offering, we will contribute less capital to the bank to support its growth.

There will be an immediate dilutive effect to new shareholders.

Net tangible book value per share at June 30, 2006 was $7.85. Assuming that this offering is fully sold, the pro forma net tangible book value per share would be $9.07. This represents an immediate increase in net book value to present Class A and Class B Common Stock shareholders of $1.22 per share and an immediate dilution to new investors of $2.93 per share. See "DILUTION."

You may have difficulty selling your shares because there is currently little trading activity in the stock.

Our shares are quoted on the OTC Bulletin Board maintained by the National Association of Securities Dealers (the "NASD") under the symbol "ACBC"; however, there is little trading activity in the stock. See "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS." We do not know whether significant trading activity will ever occur. We cannot assure you that private sales can be negotiated at acceptable prices. Accordingly, you should consider this as a long-term investment and be prepared to hold the shares for an indefinite period of time.

You will likely not receive cash dividends.

We have never paid a cash dividend and do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operation and expansion of the bank. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to Albina Community Bancorp. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation - Dividends."

Risks Associated with the Business

Our business is concentrated in economically distressed communities and may involve higher credit risks than other commercial banks.

A majority of the bank's operations are concentrated in North/Northeast Portland, Oregon, including the St. Johns neighborhood area. These areas have historically been economically distressed, suffering from high unemployment and lower average household income levels than state and national averages, all of which generally contribute to higher credit risk among potential borrowers. See "BUSINESS -- Market Area." The success of the company depends, among other things, on the bank's ability to attract creditworthy borrowers and to finance viable commercial enterprises and property development.

Our marketing is focused on small- and medium-sized businesses, which involve special risks.

Our focus on small- and medium-sized businesses involves special risks. Smaller, less seasoned companies may have shorter operating histories, less sophisticated internal record keeping and financial planning capabilities, and greater debt-to-equity ratios than larger companies. These factors increase the difficulty in accurately assessing credit risks. Such borrowers are more susceptible to economic declines; consequently, loans to such borrowers may be riskier than loans to larger commercial borrowers.

Our profitability depends largely on customer loan repayment.

In banking there is an inherent risk of losing principal and interest as a result of customers' failure to perform in accordance with their loan obligations. Some loans will be unsecured and repayment will depend solely upon the revenues of the borrowers. Other loans will be secured and will have real or personal property collateral as an additional source of recovery. However, a downturn in the local or national economy or a rapid increase in interest rates could have an adverse effect on collateral values, business activity and income, and employment, with a corresponding adverse effect on borrowers' ability to repay loans and on the bank's ability to recover losses from any collateral.

Due to our high concentration of loans secured by real estate, a downturn in the real estate market could hurt our business.

At June 30, 2006, 80.9% of the bank's loan portfolio consisted of loans secured by real estate. These real estate-secured loans are concentrated in the Portland, Oregon, area. A downturn in the local economy could have a material adverse effect on a borrower's ability to repay these loans due to either loss of a borrower's employment or a decline in a borrower's business. Further, adversity in the local economy could impair the value of the real property held as collateral securing these loans. In such case, the bank's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would be diminished and the bank would be more likely to suffer losses on defaulted loans.

As of the date of this Offering Circular, the real estate markets continue to reflect strong buyer demand and increasing demand for commercial rental space in most areas of the city of Portland. Real estate prices continue to increase. For the twelve months through May 2006, the average residential real estate sale price was $301,300, a 17.4% increase over the prior twelve months period. Some industry forecasters believe that demand is leveling off due to rising national interest rates and the increase in real property prices experienced in this market over the last three to five years. We are cautious about the sustainability of residential real estate values, especially with respect to condominium properties, in light of the area's significant growth in numbers of condominiums. There are also signs of increasing softening of the national residential markets. Commercial office property values in the Portland area, which suffered following the technology industry crash in 2001, are starting to improve. Industrial property values have been relatively stable.

Changes in interest rates could negatively affect our profitability.

Banking is a business which operates primarily on interest rate differentials. In general, the difference between the interest rates we pay to attract deposits, and the interest rates we earn on loans and on securities held in our portfolio, comprises our net interest income. Net interest income plus other income (primarily service charges) less costs of operations, including salaries, bank premises, costs and provisions for credit losses, will determine net income, if any.

Our earnings are largely derived from net interest income, and as interest rates change, net interest income is affected. With fixed rate assets (such as fixed rate loans) and liabilities (such as certificates of deposit), the rate at which this change occurs depends on the maturity of the asset or liability. The differences between the amounts of interest-sensitive assets and interest-sensitive liabilities, measured over various time periods, are referred to as sensitivity gaps. Although we strive to minimize risk through asset/liability management policies, from time to time maturities may not be matched. During such periods, a rapid decrease or increase in interest rates could have an adverse effect on the spreads between the interest rates earned on assets and the rates of interest paid on liabilities, and therefore on the results of operations of the bank. See "MANAGEMENT'S DISCUSSION AND ANALYSIS -- Asset and Liability Management."

Increasing interest rates could result in increased defaults on adjustable rate loans.

The bank has been focusing on offering adjustable rate loans, which better enable us to manage our interest rate risk because the interest rates on our assets change more consistently with the rates on our liabilities. The increased percentage of adjustable rate loans in our loan portfolio may subject us to increased risk of borrower default, if the borrower's income does not increase at a rate sufficient to enable the borrower to pay the higher interest payments.

We compete with many other financial institutions that have greater resources.

Our business operates in a highly competitive banking environment, competing with a number of banks, savings and loan associations, credit unions and other financial institutions which possess greater financial resources than we do, some of which have offices in the immediate vicinity of the bank. By virtue of their capital, such institutions have substantially greater lending limits than we do and perform certain functions for their customers that we do not offer. As we expand our market area outside of the underserved market of North/Northeast Portland, we cannot be certain that we will continue to be able to attract and retain customers from other financial institutions, as most depositors and loan customers currently have established banking relationships with other financial institutions. Further, many non-bank competitors, such as credit unions, mutual funds and investment brokers, are not subject to the same regulatory burdens as banks. Credit unions, for example, are not subject to corporate income taxation, and are not required to comply with Community Reinvestment Act requirements, which increase the cost of operations for banks.

The bank has experienced high rates of non-performing loans and may experience high levels in the future.

The bank has experienced higher levels of non-performing loans and loan losses than its traditional peer group as a result of our focus on economically distressed communities. That risk has been managed by federal grant funds in support of that lending and a significant management focus on improving our lending infrastructure in the last two years. However, there can be no assurances that we will not experience elevated levels on non-performing loans in the future. As of June 30, 2006, our level on non-performing loans was 0.11% of total loans.

The bank's community development lending activities are partially subsidized by federal grants that may not continue or may not continue at the same funding level.

In four out of the past six years, the bank has received Bank Enterprise Awards ("BEA") from the U.S. Department of Treasury based on its loans, investments, services and technical assistance provided within distressed communities. In addition, in 2005, the bank received a Technical Assistance award from the U.S. Department of Treasury's CDFI Fund which was granted specifically to assist in technology upgrades to customer information systems and for loan consulting work. Also in 2005, the bank received a grant from the Oregon Economic and Community Development Department (OECDD) for the creation of a Microenterprise Loan Fund to support small, emerging, minority and women-owned businesses. In fiscal year 2005, these awards totaled $497,000.

The Technical Assistance award and the Microenterprise Loan Fund award were one-time awards; therefore, we do not anticipate receiving these awards in the future. We are eligible to receive the BEA awards on an annual basis. In July 2006, we were awarded a $500,000 BEA award. The amount of the awards varies from year to year and there is no guarantee that the bank will receive an award or that the U.S. Treasury will continue this program. The CDFI Fund has had stable funding over the last two years; however, its funding for 2007-2008 is currently being deliberated in the U.S. House and Senate. As with all federally funded projects, funding is subject to shifting political priorities, and cannot be assured in the future. We are not aware of any circumstances with respect to our operations which would have a material impact on the amount of money that we would be eligible to receive.

These awards help to offset the additional cost incurred by the bank in making loans and providing other services in distressed areas. The loss of these grants would be a loss of a source of income to the bank and may impede the bank's ability to pursue its community development mission.

If we cannot attract deposits, our growth may be inhibited.

We plan to increase significantly the level of our assets, including the bank's loan portfolio. Our ability to increase our assets depends in large part on the bank's ability to attract additional deposits at competitive rates. At June 30, 2006, the bank had a loan-to-deposit ratio of 81.1%. We intend to seek additional deposits by offering deposit products that are competitive with those offered by other financial institutions in our markets and by establishing personal relationships with our customers. We cannot assure you that these efforts will be successful. An inability to attract additional deposits at competitive rates could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As a result of our CDARs program, we have high deposit concentration among some depositors.

Through the bank's participation in the Certificate of Deposit Account Registry System (CDARS) program, the bank is able to offer customers FDIC insured deposits up to $25 million. The CDARS program, offered through the Promontory Interfinancial Network, allows banks to deposit customers' large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customers' funds. In return for depositing customer funds into the network, the bank receives equal deposits from other banks in the network. This program is designed to attract new money into the bank from customers with FDIC insurance concerns.

As of June 30, 2006, there were 17 individual depositors participating in the CDARs program, with total CDARs deposits of $18.9 million, of which 65% are corporate depositors, with the remaining 35% being individuals. There are no public funds currently deposited in this account type. Due to these high deposit concentrations, the bank is potentially vulnerable to significant deposit loss in the event that a significant depositor chooses not to renew a certificate of deposit upon its maturity or otherwise maintain deposits with the bank. A sudden loss of a significant amount of deposits could affect the bank's liquidity.

We also pay higher interest rates for these larger certificates of deposit, which results in higher interest expense and increased volatility in our liquidity position. As with most large depositors, these depositors are highly rate sensitive, and our ability to retain these deposits will be impacted by our ability to continue to pay a market rate for them. These deposits meet the FDIC definition of "brokered deposits," however, the regulators have viewed them as core deposits because they are with local depositors who have broader relationships with us than simply these deposits.

Our emphasis on community development may result in investments in projects to benefit the community at the expense of shareholder returns.

Our primary objective is to generate profits for our shareholders; however, we make decisions from time to time that are motivated by considerations other than maximizing profits for shareholders based on the non-financial objectives of our mission statement. The company and the bank were organized for the purpose of providing banking services to residents of an economically disadvantaged community, and to support the redevelopment of that community. Accordingly, the evaluation of borrowers and decisions regarding the extension of credit may be influenced by factors other than considerations of maximizing profitability and may involve greater credit risk.

The Series A Preferred Shareholder can elect 25% of the board, or a minimum of two directors.

The genesis of the company was the settlement of a rate-payer lawsuit in 1991. As part of that settlement, the bank and the company were formed and 16,300 shares of the company's Series A Preferred Stock were issued to the Northeast Portland Community Development Trust (the "Trust"). The Trust, through its ownership of all of the shares of the company's Series A Preferred Stock, is deemed to be an affiliate of the company. As the holder of the Series A Preferred Stock, the Trust is entitled to elect 25% of the directors, and in any event, not fewer than two directors. Directors elected by the Trust, in addition to their fiduciary duties to the company and all shareholders, may be expected to attempt to influence the board of directors in making decisions affecting the company and the bank based on considerations deemed by the trustees to be important to the community. Such decisions may be different from or directly conflict with other business considerations. See "SIGNIFICANT SHAREHOLDER."

TERMS OF THE OFFERING

General

We are offering up to 416,666 shares of Albina Community Bancorp Class A Common Stock at a price of $12.00 per share. References to "common stock" in this document mean the Class A Common Stock, unless the context indicates otherwise. See "DESCRIPTION OF CAPITAL STOCK." The offering is being conducted by subscription through D.A. Davidson & Co. ("Davidson"), a registered broker-dealer and investment banking firm, acting as placement agent on a best efforts basis, as well as by subscriptions directly through us. The offering will be conducted via subscription agreements, subject to our sole discretion to accept or reject subscriptions.

The offering will commence as of the date of this Offering Circular and terminate 30 days later. In our sole discretion, we may decide to terminate the offering earlier, or to extend it for up to two additional periods of 30 days each.

Unless you are an existing shareholder of Albina Community Bancorp or an employee of Albina Community Bancorp or Albina Community Bank, you must subscribe for a minimum of 2,000 shares ($24,000). Existing shareholders or employees of Albina Community Bancorp or Albina Community Bank must subscribe for a minimum of 100 shares ($1,200).

The Offering Price

In determining the offering price of $12.00 per share, our board of directors, with advice from Davidson, considered a number of factors, including prices at which our shares were traded in recent, though sporadic transactions of which we are aware; the company's historical earnings; the bank's future prospects; the book value per share of outstanding common stock following the offering; and the trading prices of stock of other similarly situated financial institutions. The board of directors did not engage an independent advisor for the purpose of valuing the common stock.

Offering Expenses and Commissions

Davidson will receive 7% of the gross proceeds of all shares sold by it and 3% of the gross proceeds of all shares sold directly by us. If Davidson sells all but the 125,000 shares sold by us directly, it will receive a commission of $290,000. Any shares that we do not sell within the first two weeks of the offering may be sold by Davidson. The maximum commission that Davidson could receive if it sold the full amount of the offering is $350,000.

We estimate expenses associated with the offering at $190,000 as follows: legal - $125,000; accounting - $38,000; non-accountable expense allowance to Davidson - $20,000; state securities filing fees - $4,000; printing and mailing - $3,000. The actual amount of expenses could exceed these estimates.

How to Subscribe

A subscription constitutes a continuing offer by the subscriber to purchase the indicated shares at the offering price until the subscription is accepted or a notice of rejection is given by the company.

If subscribing directly with Albina Community Bancorp:

If you are an existing shareholder, director, or employee of Albina Community Bancorp or Albina Community Bank, you may subscribe for shares offered directly by Albina Community Bancorp. To do so, complete and sign the enclosed Albina Community Bancorp Subscription Agreement and send it with full payment for the shares subscribed to us in the enclosed envelope that is pre-addressed to us.

We will hold subscription funds, pending acceptance, in a segregated, non interest-bearing account at Albina Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. Subscription funds do not earn interest.

If subscribing through D.A. Davidson & Co.:

If you are subscribing for shares offered by Davidson, complete and sign the enclosed Davidson Subscription Agreement and send it in the enclosed pre-addressed envelope to Davidson. Davidson will remit subscription funds by noon on the next business day following its receipt of such funds to Albina Community Bancorp, which will hold such funds, pending acceptance, in a segregated, non interest-bearing account at Albina Community Bank. If a subscription is rejected for any reason, subscription funds will be promptly returned to the subscriber, without charge or deduction. Subscription funds do not earn interest.

Company Discretion to Accept or Reject Subscriptions

Subscribers should be aware that we are entitled to exercise broad discretion in determining whether to sell shares to them. The timing of receipt of a subscription will not necessarily have bearing on whether the subscription is accepted. **We may, in our absolute and sole discretion, reject the subscription of any person, whether such person is currently a shareholder or not.**

In exercising our discretion, we may consider, among other things:

- Whether or not the subscriber is an Albina Community Bank customer;
- Whether or not the subscriber is a resident of our primary market area;
- Whether or not the subscriber is a resident of the State of Oregon, and if not, whether the subscriber's state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents and whether, in our sole judgment, compliance with any such restrictions or payment of any such costs is unduly burdensome;
- Whether the number of shares for which the subscriber subscribes will subject the subscriber to regulation under the Change in Bank Control Act, which could delay finalization of the sale;

- Whether the board determines in its sole judgment that the subscriber is purchasing shares with an intent to acquire control of the company or to influence management or policies of the company; and

- Whether the number of shares for which the subscriber has subscribed meets the minimum purchase requirement. The minimum purchase requirement of 2,000 shares for new or non-employee investors has been established, among other reasons, to avoid the administrative, printing and related costs associated with maintaining a shareholder base consisting of shareholders with small individual holdings. Additionally, we desire to maintain fewer than 300 shareholders of record, so that we do not become subject to the periodic reporting and certain other requirements of the Securities Exchange Act of 1934.

Minimum Purchase Requirement for New Shareholders

We have established the minimum purchase requirement of 2,000 shares for new shareholders for the reasons described above under "Company Discretion to Accept or Reject Subscriptions." The minimum purchase requirement for existing shareholders and employees of the company or the bank is 100 shares.

Offering Expiration Date

We must receive completed and executed subscriptions, together with full payment for the shares subscribed, at our offices not later than 5:00 p.m. on the date 30 days after the date of this Offering Circular (as printed at the bottom of the front cover of the Offering Circular), unless the offer is terminated earlier or extended, for up to two additional periods of 30 days each, by us in our sole discretion.

Delivery of Stock Certificate

As soon as practicable following acceptance of a subscription, we will issue a certificate representing the number of shares that the subscriber has purchased.

Purchase Intentions of Directors and Executive Officers

Our directors and executive officers are eligible to participate in this offering on the same terms being offered to all other existing shareholders and employees. As a group, as of July 31, 2006, our directors and executive officers beneficially owned 152,161 shares of common stock (29.3% of the outstanding shares of common stock). Our directors and executive officers have indicated an interest in purchasing, in the aggregate, approximately 34,168 shares. There is no obligation for them to purchase these shares and no commitment by us to sell these share to them. Assuming that they purchase this number of shares, they will own in the aggregate 19.9% of the then-outstanding shares (assuming full subscription of this offering and not including shares that such persons could purchase upon the exercise of stock options). See "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS."

PLAN OF DISTRIBUTION

Direct Sales by Albina. Our directors, existing shareholders, and employees of Albina Community Bank may purchase shares sold directly by us, through our Chief Executive Officer, Robert McKean, and Chief Financial Officer, James Schlotfeldt. Mr. McKean and Mr. Schlotfeldt are offering these securities as associated persons of the issuer pursuant to Rule 3a4-1 under the Securities Exchange Act of 1934 and are eligible to rely on this rule because (i) they are not subject to a statutory disqualification as defined in section 3(a)(39) of the Act, (ii) they are not being additionally compensated in connection with this offering, (iii) they are not, and within in the preceding 12 months have not, been an associated person of a broker or dealer, (iv) they primarily perform substantial duties on our behalf otherwise than in connection with this offering, and (v) they do not participate in selling an offering of securities for any issuer more frequently than is permitted under Rule 3a4-1(a)(4)(ii)(C).

Placement Agent Agreement. We have entered into a Placement Agent Agreement with Davidson with respect to the shares to be offered and sold in the offering. Davidson will offer and sell shares to its customers and the general public on a "best efforts" basis. Davidson has the right to sell all but 125,000 shares which we may sell to directors, employees, and existing shareholders. To the extent we are unable to sell shares directly within the first two weeks of the offering period, Davidson may sell the remaining shares.

Davidson's Fees. Davidson will receive a commission of 7% of the gross proceeds of all sales made by or through it and a 3% commission of the gross proceeds of sales made by or through us. We will also pay Davidson a nonaccountable expense allowance of up to $20,000. The nonaccountable expense allowance will be reduced proportionally to the extent less than all the shares reserved for sale by Davidson in this offering are sold. Davidson has not received a retainer. The Placement Agent Agreement also gives Davidson the right to act as our selling agent if we offer or participate in an offering of trust preferred securities within one year of the date of the Placement Agent Agreement. In the event of such an offering, we would pay Davidson a commission of not more than 1% of the proceeds of such offering.

Lock Up Agreement. The Placement Agent Agreement requires us to obtain Davidson's permission before selling any other securities of the company (except for issuing stock or options pursuant to our stock incentive plan or employee stock purchase plan) within 180 days after the date of the Placement Agent Agreement.

Indemnification. We and Davidson have agreed to indemnify each other against liabilities related to material misstatements or omissions in this Offering Circular that result from information that we are each, respectively, providing for inclusion in this Offering Circular.

Relationship between the Company and Davidson. James R. Bradshaw, a director of the bank since 1996 and of Albina Community Bancorp since 2003, currently serves on the board of directors of Davidson, a wholly-owned subsidiary of Davidson Companies. Mr. Bradshaw currently owns 15,448 shares of our common stock. See "DIRECTORS AND EXECUTIVE OFFICERS" for additional information concerning Mr. Bradshaw, including the fees he has received from serving on our board and "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS" for information regarding his ownership of shares of company stock.

Mr. Bradshaw joined Davidson in 2000 as a Senior Research Analyst covering banks and similar lending institutions. Mr. Bradshaw does not publish research reports on Albina Community Bancorp and is not expected to in the future. Mr. Bradshaw is not an executive officer of Davidson. Mr. Bradshaw is not an executive officer or director of Davidson Companies, Davidson's parent company.

Mr. Bradshaw recused himself from participating in our board's decision to engage Davidson and determination of the terms and conditions of the offering. Davidson has advised us that Mr. Bradshaw did not participate in Davidson's decision to accept this engagement. Mr. Bradshaw will not receive any part of the commission or other compensation paid to Davidson in connection with this offering. Mr. Bradshaw's purchases of shares in this offering, if any, will be on the same terms and conditions of all other purchasers. See "TERMS OF THE OFFERING - Purchase Intentions of Directors and Executive Officers."

Davidson has received fees totaling $90,000 from us for acting as placement agent for our issuances of trust preferred securities in March 2003 and May 2004.

DILUTION

Our net tangible book value at June 30, 2006 was $4.8 million, or $7.85 per share. Net tangible book value per share is determined by dividing the shareholders' equity available to common shareholders (excluding goodwill, other intangible assets, and outstanding Preferred Stock) by the number of shares of Class A and Class B Common Stock outstanding. Without taking into account any changes in such net book value after June 30, 2006, other than to give effect to the sale of 416,666 shares offered by us in this offering and receipt of the net proceeds (after deducting estimated offering expenses of $190,000 payable by us), the pro forma net tangible book value of the outstanding common shares at June 30, 2006 would be $9.3 million or $9.07 per share. This represents an immediate increase in net book value to present Class A and Class B Common Stock shareholders of $1.22 per share and an immediate dilution to new investors of $2.93 per share. There is no dilutive effect on holders of Preferred Stock. The following tables illustrate the dilution on a per-share basis, at an offering price of $12.00 per share, assuming that 100%, 75%, 50%, 25%, and 10% of the offering is subscribed:

	Assumed Percentage of Maximum Offering Sold				
	100%	75%	50%	25%	10%
Number of Class A Common Shares assumed to be sold (1)	416,666	312,500	208,333	104,166	41,666
Gross proceeds	$4,999,992	$3,750,000	$2,499,996	$1,249,992	$499,992
Expenses and commissions	$480,000	$402,500	$325,000	$247,500	$201,000
Net proceeds from the stock offering	$4,519,992	$3,347,500	$2,174,996	$1,002,492	$298,992
Net tangible book value at June 30, 2006	$4,761,565	$4,761,565	$4,761,565	$4,761,565	$4,761,565
Pro forma net tangible book value after offering	$9,281,557	$8,109,065	$6,936,561	$5,764,057	$5,060,557
Class A Common Shares	519,841	519,841	519,841	519,841	519,841
Class B Common Shares	86,966	86,966	86,966	86,966	86,966
Number of shares outstanding at June 30, 2006	606,807	606,807	606,807	606,807	606,807
Pro forma number of shares outstanding after offering	1,023,473	919,307	815,140	710,973	648,473
Offering price per share	$12.00	$12.00	$12.00	$12.00	$12.00
Net tangible book value per share prior to offering	$7.85	$7.85	$7.85	$7.85	$7.85
Increase (decrease) in net tangible book value per share attributable to new investors	$1.22	$0.97	$0.66	$0.26	($0.05)
Pro forma net tangible book value per share after offering	$9.07	$8.82	$8.51	$8.11	$7.80
Dilution per share to new investors	$2.93	$3.18	$3.49	$3.89	$4.20

(1) Assumes Davidson sells all but 30% of the total shares sold in the offering. The dilution per share to new investors if the maximum offering is sold and Davidson sells the entire amount would be $2.99.

Assuming sale of 25% or more of the shares, based on increments disclosed in the above table, existing shareholders will not experience net book value dilution of their shares as a result of the offering. Existing shareholders will experience a dilution in their respective ownership percentages of the company to the extent that such persons do not purchase shares in the offering, and to the extent of the sale of the company's shares to new shareholders.

The following table demonstrates dilution to new common shareholders assuming the 89,609 outstanding options were exercised at June 30, 2006:

	Assumed Percentage of Maximum Offering Sold				
	100%	75%	50%	25%	10%
Proforma net tangible book value per share prior to offering	$8.02	$8.02	$8.02	$8.02	$8.02
Proforma net tangible book value per share after offering	$9.08	$8.85	$8.58	$8.23	$7.97
Amount of increase in net tangible book value per share after offering	$1.06	$0.83	$0.56	$0.21	(0.05)
Dilution per share to new investors	$2.92	$3.15	$3.42	$3.77	$4.03

(1) Assumes Davidson sells all but 30% of the total shares sold in the offering. The dilution per share to new investors if the maximum offering is sold and Davidson sells the entire amount would be $2.97.

Prices paid by Insiders in prior three years

The following table shows purchases of the company's common stock by or for the direct or indirect benefit of executive officers and directors in private transactions or on the OTC Bulletin Board since August 1, 2003 (adjusted for all subsequent stock dividends):

Date	Name	Position	Adjusted Number of Shares	Adjusted Price Per Share
11/21/03	James Bradshaw	Director	1,650	$4.68
11/21/03	Bernie Foster	Director	2,722	$7.00
11/21/03	Jeana Woolley	Director	82	$7.00
11/21/03	Graham Bryce	Director	4,125	$7.00
1/2/04	Robert McKean	CEO	4,620	$7.00
1/2/04	Michael Henderson	Chairman	4,620	$7.00
3/12/04	Robert McKean	CEO	1,650	$7.00
3/12/04	Robert McKean	CEO	21	$7.00
7/14/04	Robert McKean	CEO	144	$7.70
11/03/04	James Bradshaw	Director	10,350	$8.71
11/16/04	Robert McKean	CEO	43	$8.38
1/13/06	Robert McKean	CEO	3,000	$12.90

The weighted average price per share paid by insiders in transaction in the last three years was $7.96.

The company has also sold shares to employees pursuant to its Employee Stock Purchase Plan (the "ESPP"). The purchase price under the ESPP is defined as the lesser amount of 85% of the market price of the company's stock at the beginning or end of the calendar quarter. Due to the low volume of trades in the stock, the board of directors had set the purchase price based on 85% of the book value at quarter- end rounded to the nearest $0.25. For purposes of sales on and subsequent to March 31, 2006, the board has adopted a new policy of setting the purchase price at 100% of the average value at which the stock has traded over the preceding twelve months.

The following table reflects the sale of shares pursuant to the ESPP since September 1, 2003 (adjusted for all subsequent stock dividends). Share transactions are actually completed during the fiscal quarter following the date indicated.

Date	Adjusted Number of Shares	Adjusted Price Per Share
9/30/03	95	$5.31
12/31/03	262	$5.83
3/31/04	262	$5.83
6/30/04	138	$5.70
9/30/04	171	$5.70
12/31/04	346	$5.70
3/31/05	211	$5.55
6/30/05	186	$5.70
9/30/05	750	$5.98
12/31/05	130	$6.26
3/31/06	175	$10.89
6/30/06	144	$12.84

The weighted average price paid for shares was $6.44.

Pursuant to our 2001 Stock Option Plan and 2005 Stock Incentive Plan, directors and officers have been granted options to purchase our common stock, with the exercise price based on the most recent trade price prior to the date of issuance. The exercise prices at which options have been granted over the past three years (adjusted for all subsequent stock dividends) have ranged from $6.82 to $14.67 per share. As of July 31, 2006, there are options outstanding to purchase 89,609 shares of common stock outstanding with a weighted average exercise price of $6.38 per share. Options to purchase all but 771 of these shares are held by executive officers and directors. See "STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS -- Stock Options" for a list of options held by each director and executive officer.

USE OF PROCEEDS

The net proceeds from the sale of shares offered by Albina Community Bancorp (assuming that (i) all 416,666 shares offered by means of this Offering Circular are sold, and (ii) all but 125,000 shares are sold by Davidson) are estimated to be $ 4,519,992 after deducting estimated commissions of $290,000 and expenses of the offering of approximately $190,000. As this offering is not conditioned on the sale of a minimum number of shares, the net proceeds to the company will be less if the maximum number of shares is not subscribed in this offering. As a consequence, there can be no assurance that the maximum gross proceeds of approximately $4,999,992 million, or any other amount, will be attained. See the table under "DILUTION" for information on the anticipated gross and net proceeds from the offering assuming that 100%, 75%, 50%, 25%, and 10% of the offering is sold.

We intend to contribute all but approximately $300,000 of the net proceeds from this offering to the bank to increase its capital, which would increase its legal lending limits and support further asset growth. We intend to retain approximately $300,000 at the holding company level for general corporate purposes, including director fees and holding company level expenses for executive salaries, and to lessen the immediate need for dividends from the bank to service our obligations related to the trust preferred securities. See "MANAGEMENT'S DISCUSSION & ANALYSIS – Capital" for a description of our trust preferred securities. The approximate amounts that will be allocated to each use are shown in the table below.

In accordance with bank regulatory capital adequacy guidelines, the bank is permitted to leverage its capital 12.5 to 1. For example, if the maximum number of shares is sold in the offering and approximately $4,219,992 million is invested in the bank and if the bank is able to fully leverage the new capital to increase deposits and fund loans, the bank could increase its total assets by over $50 million. See "SUPERVISION AND REGULATION – Capital Adequacy." There is no guarantee that company will contribute this amount to the bank's capital or that the bank could fully leverage the capital. The example represents only the statutory maximum increase in assets. The actual growth in the bank's assets could be substantially less than this amount.

	Assumed Percentage of Maximum Offering Sold				
	100%	**75%**	**50%**	**25%**	**10%**
Retained at Holding Company					
Trust Preferred Servicing	$200,000	$200,000	$200,000	$200,000	$200,000
General Corporate	100,000	100,000	100,000	100,000	92,992
	$300,000	$300,000	$300,000	$300,000	$292,993
Contributed to Bank's Capital	$4,219,992	$3,047,500	$1,874,996	$702,492	$0
Total	$4,519,992	$3,347,500	$2,174,996	$1,002,492	$298,992

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Although shares of our common stock are quoted on the OTC Bulletin Board under the symbol "ACBC," trading in our stock is infrequent and sporadic. We do not anticipate that an active market will develop in the foreseeable future.

The price information listed below is based on trade information as reported on Bloomberg (adjusted for all subsequent stock dividends), without retail mark-up, mark-down or commission and may not reflect actual transactions in the stock. In view of the sporadic trading of our shares, no assurance can be given that such prices are representative of the actual market value of the shares.

Summary of OTC Bulletin Board Stock Transactions
(as reported by Bloomberg)

Period	No. of Shares	Price Range
2004		
First Quarter	13,217	$6.21 - $7.58
Second Quarter	2,475	$6.97 - $7.58
Third Quarter	708	$8.33 - $8.33
Fourth Quarter	2,315	$8.33 - $9.33
2005		
First Quarter	7,089	$8.50 - $9.83
Second Quarter	21,252	$9.37 - $10.00
Third Quarter	1,417	$10.00 - $10.73
Fourth Quarter	1,577	$12.00 - $13.33
2006		
First Quarter	6,917	$11.47 - $14.67
Second Quarter	100	$17.50 - $17.50
Third Quarter (through August 21, 2006)	400	$17.50 - $17.50

Based on trades on the OTC Bulletin Board as reported by Bloomberg, the most recent trade in the shares was on August 18, 2006, involving 400 shares at $17.50 per share.

Shares Outstanding and Number of Equity Holders

As of July 31, 2006, there were 519,985 shares of Class A Common Stock outstanding and options to purchase 89,609 shares of Class A Common Stock outstanding. As of July 31, 2006, there were 271 holders of record of Class A Common Stock.

As of July 31, 2006, there were 86,966 shares of Class B Nonvoting Common Stock outstanding held by two shareholders of record; 16,300 shares of Series A Voting Preferred Stock outstanding held by one shareholder of record; and 8,518 shares of Series B Nonvoting Preferred Stock held by four shareholders of record. Series A Preferred Stock has the right to elect 25% of the Board of Directors. Both series of outstanding preferred stock are entitled to a liquidation preference, with a maximum liquidation value of $100 per share. See "DESCRIPTION OF CAPITAL STOCK."

Reports to Shareholders

We deliver to each shareholder of record an annual report that includes audited consolidated financial statements for the year then ended and other periods described in such financial statements. We are not subject to the reporting requirements of the Securities Exchange Act of 1934; therefore, we do not file periodic reports, proxy statements or other information with the Securities and Exchange Commission. The bank files quarterly Reports of Condition and Income, known as Call Reports, with the FDIC that can be accessed on-line at www.fdic.gov.

Cash Dividends

We have never paid a cash dividend, and we do not anticipate paying a cash dividend in the foreseeable future. We expect to retain all earnings to provide capital for operations and expansion. Dividends, when and if paid, will be subject to determination and declaration by the board of directors, which will take into account our financial condition, results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the bank's earnings and its ability to pay dividends to us. Albina Community Bank's ability to pay dividends is also governed by various statutes. See "SUPERVISION AND REGULATION – Federal and State Bank Regulation – Dividends."

Periodically we have issued stock dividends. As of a record date of December 31, 2001, we issued a 10% stock dividend; as of May 14, 2004 we issued a 10% stock dividend; and as of May 5, 2006, we issued a 50% stock dividend.

SELECTED FINANCIAL INFORMATION

The following table presents consolidated financial information regarding Albina Community Bancorp as of and for the years ended December 31, 2005, 2004, and 2003 and the six month periods ended June 30, 2006 and 2005. This summary is qualified in its entirety by the detailed financial information and consolidated financial statements appearing elsewhere in this Offering Circular. In the opinion of management, all adjustments necessary for a fair presentation of the company's financial condition and results of operations for the periods presented have been included.

(In thousands, except per share data)	Six months ended June 30,		Years ended December 31,		
	2006 (unaudited)	2005 (unaudited)	2005	2004	2003
INCOME STATEMENT					
Interest income	$4,032	$3,198	$7,123	$6,386	$6,011
Interest expense	1,680	1,062	2,502	1,719	1,736
Net interest income	2,352	2,136	4,621	4,667	4,275
Provision for loan losses	15	56	283	450	675
Noninterest income	660	678	1,867	1,174	1,243
Noninterest expense	2,869	2,566	5,283	5,344	3,966
Income before income taxes	128	192	922	47	877
Income tax provision (benefit)	23	45	250	(26)	307
Net income	$105	$147	$672	$73	$570
Earnings per share					
- Basic	$0.18	$0.25	$1.15	$0.13	$1.06
- Diluted	$0.16	$0.24	$1.09	$0.12	$1.02

	At June 30,		At December 31,		
	2006 (unaudited)	2005 (unaudited)	2005	2004	2003
BALANCE SHEET					
Cash and balances due from banks	$2,339	$2,072	$1,797	$1,058	$1,631
Interest-bearing deposits with other banks	904	727	446	314	587
Federal Funds sold	2,092	10	2,176	100	3,305
Time deposits with other banks	1,498	1,498	1,498	2,748	1,898
Investment securities	20,203	12,611	19,487	14,793	12,880
Net loans	86,950	90,588	87,272	79,371	75,767
Bank-owned life insurance	2,831	2,714	2,772	2,656	2,294
Other assets	7,907	7,149	6,725	6,944	5,248
Total assets	$124,724	$110,790	$122,173	$107,984	$103,610
Total deposits	$107,270	$90,588	$104,496	$90,082	$88,966
Federal Funds purchased	-	-	-	1,000	-
FHLB borrowings	3,566	6,804	3,685	3,923	3,658
Junior subordinated debenture	6,186	6,186	6,186	6,186	4,000
Other liabilities	459	571	693	326	538
Total liabilities	117,481	104,149	115,060	101,517	97,162
Shareholders' equity	7,243	6,641	7,113	6,467	6,448
Total liabilities and shareholders' equity	$124,724	$110,790	$122,173	$107,984	$103,610
Book value per total Class A & Class B common shares outstanding	$7.85	$6.67	$7.89	$6.87	$7.82

CAUTIONARY NOTE: FORWARD-LOOKING INFORMATION

The following discussion includes forward-looking statements that implicitly and explicitly include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans. Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the "Risk Factors" section starting on page 3 of this Offering Circular. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements.

BUSINESS

Overview

Albina Community Bancorp

Albina Community Bancorp was incorporated in 1993 by a group of community and corporate citizens to be a holding company for a local commercial bank whose mission would be to provide banking services and promote community development in North and Northeast Portland, Oregon, to benefit the low- and moderate-income residents and to support and finance private-sector redevelopment projects in the area. Our subsidiary bank, Albina Community Bank, an Oregon state-chartered bank with FDIC insured deposits, commenced operation in December 1995. Since 2004, we have significantly developed the bank's physical and human resource infrastructure and expanded our marketing focus to better position the company to generate profits for its shareholders and to act as a community leader for development throughout the Portland area.

Our mission statement is to "*create hope and financial opportunity for the economically underserved by building lasting banking relationships with those who care most about our community.*" This mission is uniquely aligned with the large "socially-progressive" demographic group in the Portland market and differentiates us from our competitors. We pursue this mission with a multi-pronged approach: (a) commercial redevelopment financing as a way to stabilize the retail, office and business sectors within various neighborhoods; (b) small business financing to create wealth and jobs within targeted neighborhoods; (c) affordable housing (construction, acquisition, development and permanent) financing to offset the negative effects of gentrification; (d) traditional consumer and business banking services at a low cost to encourage access to these products and services; and (e) marketing to socially progressive individuals, institutions and companies within the greater metropolitan area that are interested in supporting our mission of community development.

From 1997 to 1999, the bank struggled to balance the bank's mission with its profit objectives. From 2003 to 2004, as a result of weaknesses in credit management and underwriting, the bank's non-performing loans to total loans, rose as high as 4.32% in 2003. To re-vitalize its performance, over the past three years, the bank has rebuilt its management and lending teams, including hiring a Chief Financial Officer, Chief Operating Officer, Chief Lending Officer, and Chief Credit Officer. Each of our current executive officers has significant experience having served as an executive officer at other financial institutions. See "DIRECTORS AND EXECUTIVE OFFICERS." The bank also rebuilt its entire loan origination, credit administration, and loan servicing teams. During this period of rebuilding, the bank slowed loan growth to stabilize the credit underwriting and review processes. As a result of these efforts, non-performing loans accounted for only 0.11% of total loans as of June 30, 2006.

We have also invested in building our physical infrastructure in anticipation of significant future growth. Over the past two years we have added three branches, bringing our total number of branches to five, and installed our first remote ATM. Among the new branches is our Social Impact Banking branch in Portland's Pearl District, through which we are able to generate deposits from one of Portland's more affluent communities. We have also upgraded our core data processing, phone, ATM, and underwriting software systems. We have undertaken this investment in infrastructure to position the bank for significant growth and expansion.

In late 2003, we hired a marketing agency to assist us to develop and implement a detailed marketing plan and expand our marketing focus to the entire Portland area. Starting in 2004, we implemented many new products, rebranded existing products and repriced products to better compete.

Albina Community Bank

Albina Community Bank is one of only 53 commercial banks in the United States that has been certified by the U.S. Department of Treasury as a Community Development Financial Institution. As a Community Development Financial Institution, the bank is eligible to receive approximately three times the level of Bank Enterprise Awards as compared to a traditional bank. The bank is also eligible for Financial and Technical Assistance Awards from the CDFI Fund. The bank has received more than $3.5 million in Bank Enterprise Awards since 2000 and was granted an $84,000 Technical Assistance Award paid in 2003 and 2004. These grants fund a greater reserve for loan losses and offset the greater costs to source, underwrite, and service the smaller loan transactions needed by underserved markets. These funds enable us to serve underserved markets without compromising our profit strategy. The CDFI certification also enables us to attract deposits on a national scale from other financial institutions and from socially progressive organizations seeking to support our mission of community development. To maintain our certification, we must make at least 60% of our loans within designated census tracts (the census tracts must have a median household income of 80% or less of the Portland metropolitan area's median household income and have a poverty rate of 20% or greater), and have representation on our board or advisory board from within those designated communities.

The bank is focused on business lending, including commercial real estate (acquisition, development, construction and permanent financing), equipment, inventory and working capital financing, including loans guaranteed by the federal Small Business Administration. With the support of a grant from the Oregon Economic and Community Development Department, the bank has created a $750,000 Micro-enterprise Loan Fund to assist minority, women-owned and emerging small businesses in the Portland area.

In addition, the bank offers a complete range of consumer lending products, including our Scholastic Plastic Visa credit card, which channels 1% of all purchases made on the credit card to north Portland high schools or, at the cardholder's choice, to the Portland Schools Foundation.

The bank's primary deposit base encompasses customers from the neighborhoods and businesses we serve, but also includes large time deposits by governmental entities, corporations, socially responsible local citizens, and program-related investments by foundations. To expand our deposit base, in June 2004 the bank opened two branch offices, including the Social Impact Banking branch in the Pearl District of Portland, a once-industrial area that has undergone significant redevelopment and is now an upscale, urban, residential and commercial district, and one branch in the Beaumont neighborhood of Northeast Portland. These two offices had approximately $38 million in deposits as of June 30, 2006. Additionally, on May 1, 2006 we opened our fifth office in the Rose City Park/Hollywood neighborhood of Northeast Portland.

The bank provides surcharge-free access to a national ATM network through an arrangement with a Key Bank. The bank pays for this service on a per transaction basis. This arrangement enables our commercial clients to make deposits at any branch of that bank. Those deposits are then swept to their accounts at Albina Community Bank, effectively extending our branch network to thousands of locations. In addition, we offer courier and armored car services, as needed.

As participants in the Certificate of Deposit Account Registry System (CDARS), we are able to extend up to $25 million of FDIC insurance to purchasers of certain certificates of deposit. An agreement with Dreyfus Funds allows us to offer a selection of Dreyfus Fund investments as an off-balance sheet (not on the bank or Bancorp's balance sheet), rated investment product, coupled with an automated system that transfers excess checking account balances to the investment in order to maximize investable funds. We offer a full menu of sophisticated, online, cash management products to our commercial clients, as well as typical online banking and bill-pay products for our consumer customers.

See "BUSINESS- Products and Services" for a more detailed discussion of our principal products and services.

Non-Operational Subsidiaries

In addition to the bank, our other subsidiaries include Albina Community Statutory Trust I and Albina Community Statutory Trust II, both Connecticut statutory business trusts, and Albina Development Company, LLC. The statutory business trusts exist solely for the purpose of issuing guaranteed, undivided Junior Subordinated Deferrable Interest Debentures, referred to as trust preferred securities. The first trust was formed in March 2003 and issued $4 million in trust securities. The second trust was formed in May 2004 and issued $2 million in trust preferred securities. We used the proceeds from these issuances to redeem outstanding Series C Preferred stock and subordinated debentures and to fund continued growth.

Albina Development Company, LLC was formed to manage a potential equity investment fund through which other financial institutions could make Community Reinvestment Act qualified investments that benefit from the federal New Markets Tax Credits. This subsidiary is not currently operational due to the failure to receive an allocation of New Market Tax Credits from U.S. Department of Treasury for 2006. Management will be evaluating whether to apply for tax credits to be allocated in 2007.

Employees

At June 30, 2006, the company had a total of 51 employees, of which 48 are full time. There are no separate employees of Albina Community Bancorp. We believe our relationship with our employees is good.

Properties

MLK Branch and Administrative Office

The bank conducts its business through its main office and four branch offices, each located in Portland, Oregon. The main bank office and administrative office is at 2002 NE Martin Luther King, Jr. Blvd., in space leased from an unaffiliated party. Approximately 8,900 square feet of the building was leased pursuant to a lease which expired May 31, 2006 and was subject to an option to renew for two successive five-year terms. We have renewed the lease for an additional five-year period with respect to the 4,459 square foot space used for the bank's main office. We have renewed the lease for the remaining 4,390 square feet used for administrative offices through December 31, 2007, with an option to extend month to month through December 31, 2008. The monthly rate for the bank space is $4,830 and for the administrative space is $4,756. The facility provides ample parking, a night depository, and an ATM. This branch facility is supplemented by a parking lot and 2,500 square foot storage building across the street which we own.

With the expiration of the lease on our administrative offices, we have the opportunity to relocate these offices to increase the visibility of the bank, attract new customers, and enhance our ability to recruit employees. We are currently exploring various relocation opportunities, ranging from leasing a facility, which would involve tenant improvement expenditures of approximately $1.0 million, to developing a larger mixed retail and office facility, at an estimated cost of between $4.5 and $6.0 million. There are currently no definitive plans and our strategy may depend on the success of this offering and the resulting ability to attract additional cash deposits with which to fund the project.

St. Johns Branch

The bank has a branch office in the St. Johns area at 8040 N. Lombard St. in a building that it owns. The office encompasses 2,500 square feet. The branch has a drive-up teller window, an ATM, and a night depository. The bank also owns property adjacent to the branch premises, which provides employee parking and a storage facility.

Social Impact Banking Branch – Pearl District

The bank has a branch office, referred to by the bank as its "Social Impact Banking Branch," in the Pearl District at 430 NW 10th Avenue, which is owned by the company and leased to the bank. The office encompasses 10,000 square feet, of which 2,262 square feet is leased to an unaffiliated third party, for a three-year term expiring March 1, 2007, subject to two options for three additional years each. The lessee pays a base lease rate of $5,716 per month. This branch has an ATM and a night depository.

Beaumont Branch

The bank has a branch in the Beaumont neighborhood of North Portland at 4020 B NE Fremont Street. The office encompasses 696 square feet, and is leased from an unaffiliated party at a monthly rate of $1,160. The lease expires on January 15, 2009, and can be renewed for two additional five-year terms. This branch has an ATM and a night depository.

Rose City Branch

In May 2006, the bank opened a new branch in the Rose City section of Northeast Portland at 5636 NE Sandy Blvd in a building that it owns. The office encompasses approximately 1,780 square feet. This branch has a drive-up island, a drive-up ATM, and a night depository.

New Columbia Project

In June 2006, the bank installed its first remote ATM at the New Columbia Project at 4610 N. Trenton in North Portland. This ATM, installed as part of an agreement with Housing Authority of Portland, dispenses cash and accepts deposits (from Albina Bank customers only), and will serve the residents of New Columbia as well as those in neighborhoods from the surrounding area. The term of the lease is ten years, with two five-year renewal options. The bank plans to work with New Columbia to explore offering additional banking services in that area, as well as financial literacy training to individuals living within New Columbia and in surrounding areas.

Market Area

Our target market encompasses the entire Portland area. With a population of over 540,000, Portland is the commercial and professional services hub for Oregon and Southwest Washington. The Portland metropolitan area is currently experiencing vibrant economic growth. The unemployment rate within Portland in June 2006 was 5.0%, down significantly from 9.0% in 2003 and lower than Oregon's rate of 5.4% in June 2006. According to the Oregon Employment Department, more than 25,000 jobs were added in the twelve months ended May 2006. Construction was the fastest growing employment sector adding 4,500 jobs, an 8.0% increase. The growth in the construction job market can be primarily attributed to a robust housing market. The average sale price for Portland homes was $305,700 in June 2006, an increase of more than 17.0% from the previous year. Over the last five years, home values have appreciated approximately 32% in the Portland metro area. A tightening labor market has produced increases in personal income. The Oregon Employment Department reported in their July 2006 analysis that per capita personal income increased 4.8% to $33,875 in 2004. The strengthening labor market coupled with the healthy housing sector make Portland an attractive area to conduct our business operations.

Although our branches have historically been concentrated in North/Northeast Portland, we are expanding our services throughout the Portland area through the opening of new branches, placement of remote ATM's, the expansion of surcharge-free ATM access, and providing access to a large branch network for commercial depositors through agreements with other large financial institutions. We also offer courier and armored car services for our commercial depositors.

North/Northeast Portland

When the bank first opened, our primary market area was delineated as the area in the City of Portland's "Albina Community Plan," which encompasses 19 square miles and 15 neighborhoods in North and Northeast Portland. This market of North and Northeast Portland has historically been a port of entry for newcomers to the Portland area, particularly for minorities. The area's population is diverse and compared to the entire Portland area is disproportionately represented by African-Americans, Native-Americans, Hispanics, and Asian immigrants, with a substantial percentage of Portland's African-American population living in the area. The area experienced significant population decline during much of the 1980's and 1990's, resulting in the loss of business from local commercial shopping centers. The loss of population and commercial vitality in the area undermined neighborhood stability, contributing to job losses, rise in crime rates, and loss in property values. Consequently, conventional financial institutions became reluctant to invest or make loans in the area.

The area has seen strong increases in property values resulting from interest of investors and developers. The average selling price for homes in the area as of June 2006 has risen to $319,500, greater than the average price for the metropolitan area as a whole. Gentrification has raised the cost of living for current residents, reducing the availability of affordable housing in North and Northeast Portland. A limited supply of infill lots are available, so we are seeing a robust residential redevelopment market developing. By encouraging investment among existing residents in rehabilitation projects or other entrepreneurial ventures, existing residents have begun to realize the economic benefits of the community redevelopment taking place.

We believe that, despite the challenges facing this target market, there are significant opportunities for investment which could benefit the residents of the area and provide a reasonable return to the company. The area is well situated geographically with excellent public transportation available. The area enjoys close proximity to Portland's downtown, a nearby regional shopping mall, and several major public facilities, including Memorial Coliseum and the Rose Garden, Portland's sports arena and home of the Portland Trailblazers National Basketball Association franchise.

Pearl District

The bank's Social Impact Banking office is located in Northwest Portland's Pearl District. This once-industrial area has undergone significant redevelopment and has become an upscale urban residential and commercial district. The revitalization has brought the Pearl District national attention and was recently named one of America's best new developments by the Sierra Club. The Pearl District is conveniently located to Portland's downtown financial district and is attracting visitors from throughout the Portland metropolitan area as the trendy area for evening and weekend shopping and dining. The prominent branch location in the heart of the Pearl District has given the bank general visibility and the bank intends to leverage this visibility to expand its customer base throughout the Portland area.

The Social Impact Banking Branch serves a unique role in our strategic plan. This branch enables the bank to better reach affluent, socially conscious customers who choose to do business with the bank to support its community development mission.

Competition

The bank is subject to substantial competition in all aspects of its business. Intense competition for loans and deposits comes from other financial institutions in the market area. There are twenty-six FDIC insured financial institutions in Portland. Some of the bank's competitors, such as credit unions, are not subject to the same degree of regulation and restriction, and some have financial resources greater than we have. Although the bank's competitors often are larger, sometimes significantly larger, we believe our service orientation to banking customers, competitive rates of interest, and our unique mission of community development enable us to compete favorably with traditional banks of any size.

The bank markets its commitment to community development through its "Community Impact Scorecard," challenging prospective bank customers to consider whether their bank is making a difference in the community. The bank prides itself on the following measurements of community impact:

Community Impact Scorecard (4-Year Measurement)

	2002-2005	**2005**	**2004**	**2003**	**2002**
Employee diversity score (1)	43% (Avg.)	37%	42%	50%	43%
Total employee volunteer hours	13,526	3,943	3,423	3,976	2,184
Non-profit organizations as customers	384 (Avg.)	400	393	391	356
Funds generated by Scholastic Plastic Visa Card (2)	$21,682	$9,229	$6,493	$4,960	$1,000
New commercial loans (# / $)	907 / $117,445,608	82 / $30,351,529	120 / $16,022,578	214 / $35,841,708	255 / $35,229,793
New business micro loans (3) (# / $)	179 / $2,757,457	19 / $435,005	28 / $571,552	66 / $1,202,470	35 / $548,430

	2002-2005	2005	2004	2003	2002
Small Business Administration Loans (SBA) (# / $)	62 / $4,491,000	12 / $790,500	1 / $100,000	18 / $1,469,000	31 / $2,131,500
Jobs created / maintained from loans	322 / 1,479	132 / 594	45 / 195	66 / 347	79 / 343
Affordable housing development loans (4) (# units/$)	188 / $9,604,242	42 / $900,000	57 / $2,217,100	47 / $3,526,942	42 / $2,960,200
Affordable housing homeowner loans (# units/$)	187 / $19,474,445	23 / $2,579,012	38 / $3,792,685	46 / $4,414,840	80 / $8,687,908

(1) Percent of staff of a racial or ethnic minority
(2) Funds benefit neighborhood schools and the Portland Public Schools Foundation.
(3) Business loans under $50,000
(4) Rents of $920 per month or less

Growth Strategy

Our strategic objective for the next five years is to expand our presence throughout the Portland area. We also intend to broaden our reputation as a bank with significant financial expertise and a broad range of banking products and services offered at competitive rates. As we grow our market area, we will continue to serve our target customers to effect economic rejuvenation of underserved communities.

Our growth strategy involves increasing the number of branches in our existing core branch market area. We are continuously working with a commercial real estate broker to identify strategic opportunities for leasing or buying new branch locations.

Our strategy includes targeting small businesses by offering banking products bundled to meet their needs with a standard of customer service based on the bank's familiarity with the local community and customer's business. The bank intends to increasingly target socially progressive individuals and institutions, including non-profits, and offer opportunity for customers to "invest in the community" by banking with us.

The bank intends to leverage existing relationships with local developers and property owners in order to target commercial developers, investors, contractors, and property management firms that focus on projects in economically disadvantaged and underserved markets.

We are considering launching and managing an equity investment fund through a new subsidiary, Albina Development Company, LLC, through which other financial institutions could make Community Reinvestment Act qualified investments that benefit from the federal New Markets Tax Credits. The fund would make equity investments in qualifying distressed communities in Oregon, Washington, and Idaho. Although we applied for $100 million in New Market Tax Credits, the U.S. Department of Treasury recently informed us that we were not allocated credits for 2006. Management will be evaluating whether to apply for tax credits to be allocated in 2007. Tax credits are allocated on an annual basis and there is no assurance that we would be allocated tax credits in the future. Unless we receive tax credits, we would not launch the fund.

Products and Services

In conjunction with the growth of its asset base, the bank has introduced various products and services to position us to compete in our highly competitive market. The bank's customers demand not only a wide range of financial products, but also efficient and convenient service.

The bank's lending products include typical bank products, such as real estate loans, term loans for equipment financing, lines of credit, letters of credit, bridge loans, and business credit cards. The bank also offers special loans for start-up and small businesses that are guaranteed by the Small Business Administration, the Oregon Economic and Community Development Department (OECDD), or the Business Consortium Fund. As a result of a special one-time $250,000 grant received from the OECDD, the bank paid for expenses associated with establishing its Microenterprise Loan Fund for small, emerging, and women- or minority-owned businesses. These types of loans otherwise might not be made due to the higher cost to source, underwrite, and service the smaller loan transactions needed by these borrowers. The Microenterprise Loan Fund is a revolving fund that will continue funding new loans as loans granted under the fund are repaid.

The bank offers its consumer customers checking accounts, savings accounts, money market accounts, certificate of deposit and time deposit/IRA products, personal loans and lines of credit and home equity lines of credit, as well other standard services such as ATM/Debit cards, night depository services, wire transfers, travelers checks, cashiers checks and money orders, safe deposit boxes, online banking and bill payments services, and overdraft privileges. The bank is also proud to offer consumer banking customers the "Scholastic Plastic" credit card, which channels 1% of all purchases made on the card to assist north Portland high schools or, at the cardholder's choice, to the Portland Schools Foundation.

The bank's business banking products include checking accounts, money market accounts, business credit cards, overdraft privileges, internet banking and online bill payment services, deposit courier and armored car services, bankcard merchant services, and wire transfers, as well as a suite of workplace banking products, which are consumer banking products offered at reduced rates to the business customers' employees.

Through its alliance with Key Bank, the bank offers surcharge-free cash withdrawals at 2,200 ATMs nationwide.

Through its participation in the Certificate of Deposit Account Registry System (CDARS) program, the bank is able to offer customers FDIC insured deposits up to $25 million. The CDARS program, offered through the Promontory Interfinancial Network, allows banks to deposit a customer's large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customer's funds. In return for depositing customer funds into the Network, the bank receives equal deposits from other banks in the Network. This program is designed to attract new money into the bank from customers with FDIC insurance concerns.

The bank also has the ability to offer customers a "sweep account" option to transfer deposit amounts in excess of certain thresholds into non-FDIC insured Dreyfus Funds accounts.

Lending Activities

Lending activities are conducted under a written loan policy that has been adopted by the bank's board of directors. Certain bank staff has been delegated specific lending authority. The lending limits are tiered, employing a one-over-one approval process so that larger loans require increasing review within the bank. The delegated lending authority requires that all loans aggregating $1 million or more to a single borrower must be approved by the Loan Committee of the board of directors of the bank.

In general, the bank is permitted by law to make loans to a single borrower in aggregate amounts of up to 15% of its capital. Capital, for purposes of determining lending limits, consists of Tier 1 and Tier 2 capital, as defined under FDIC regulations. The legal lending limits are higher if the loan is collateralized by property with a discernable market value. See "SUPERVISION AND REGULATION." As of June 30, 2006, the bank's legal lending limit was approximately $1.77 million, and $2.96 million for real estate secured loans.

The bank sells participations in loans when necessary to stay within lending limits or to otherwise limit its exposure to potential loss. A "participation" is a portion of a loan originated by the bank and sold to one or more other banks. This sale is on a non-recourse basis, thus limiting the bank's potential loan loss exposure to the amount of the loan that it retains. Loan participations are customary in the banking industry, and the terms of the agreements between Albina Community Bank and the banks to which it sells participations contain customary terms and conditions.

At June 30, 2006, 80.9% of the bank's loan portfolio was primarily secured by real estate: 10.2% secured by real estate construction or land development properties; 60.8% secured by commercial real estate; and 9.9% secured residential property. Commercial and industrial loans, which are primarily secured by business assets, comprised 11.3% of the bank's loan portfolio as of June 30, 2006. Consumer loans, which may be secured by various assets (i.e. autos, boats, etc.), represented 7.8% of the total loans. Unsecured loans represent 2.0% of total loans. Due to the diversity of our borrowers, the bank does not believe the loan portfolio contains significant concentration risk, although a downturn in the market area's real estate or business segments could have an adverse effect on the bank and its operations.

In the normal course of business there are various outstanding commitments to extend credit that are not reflected in our financial statements. A "commitment" is an agreement by the bank to loan money in the future, subject to certain conditions being met. These commitments generally require customers to maintain certain credit standards, and have fixed expiration dates or other termination clauses. The bank uses the same credit policies in making commitments as it does for loans. At June 30, 2006, the bank had commitments to fund loans totaling approximately $15.6 million. Of this amount, approximately $10 million, or 66%, was secured by real estate. Management does not expect that all such commitments will be fully utilized. On occasion the bank enters into agreements with other banks to participate in certain of its commitments to extend credit.

Litigation

There are no material pending legal proceedings to which the company or the bank is a party or to which any of our properties is subject; nor do we know of any material proceedings contemplated by any governmental authority; nor do we know of any material proceedings, pending or contemplated, in which any director, officer or affiliate of the company or the bank, or any associate of any of the foregoing, is a party or has an interest adverse to us. The bank may, from time to time, be involved in legal proceedings in the normal course of business, primarily relating to non-performing loans.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this discussion and analysis is to provide the reader with a description of the financial condition and changes to financial condition and results of operations for Albina Community Bancorp and Albina Community Bank for the six months ended June 30, 2006 and June 30, 2005, and for the years ended December 31, 2005, 2004 and 2003. The consolidated financial information for the six months ended June 30, 2006 and 2005 was prepared by management and is unaudited. The consolidated financial information for the years ended December 31, 2005, 2004 and 2003 was prepared by management for the company's audited financial statement as of and for the year then ended.

Financial Highlights

	For the Six Months Ended June 30, (unaudited)		% Change	For the years ended December 31,			% Change	
	2006	2005	2005 to 2006	2005	2004	2003	2004 to 2005	2003 to 2004
(Dollars in thousands)								
Income Statement Data								
Interest income	$4,032	$3,198	26.1%	$7,123	$6,386	$6,011	11.5%	6.2%
Interest expense	1,680	1,062	58.2%	2,502	1,719	1,736	45.6%	(10.0%)
Net interest income	2,352	2,136	10.1%	4,621	4,667	4,275	(1.0%)	9.2%
Provision for loan losses	15	56	(73.2%)	283	450	675	(37.1%)	(33.3%)
Gain on sale of investment securities	(18)	-	-	-	153	26	(100.0%)	488.5%
Grant income	1	54	(98.2%)	497	202	576	146.0%	(64.9%)
Other non-interest Income	677	624	26.1%	1,370	819	641	67.3%	27.8%
Non-interest expense	2,869	2,566	11.8%	5,283	5,344	3,966	(1.1%)	34.8%
Net income before taxes	128	192	(33.3%)	922	47	877	1861.7%	(94.6%)
Income tax provision (benefit)	23	46	(48.9%)	250	(26)	307	1061.5%	(108.5%)
Net income	105	$147	(28.6%)	$672	$73	$570	820.6%	(87.2%)
Balance Sheet Data								
Total loans (net)	$86,950	$84,009	3.5%	$87,272	$79,371	$75,767	10.0%	4.8%
Allowance for loan losses	$1,178	$1,204	(2.16%)	$1,258	$1,157	$1,288	8.7%	(10.2%)
Allowance as a percentage of total loans	1.33%	1.41%		1.42%	1.44%	1.67%		
Total assets	$124,724	$110,790	12.6%	$122,173	$107,984	$103,610	13.1%	4.2%
Total deposits	$107,270	$90,588	18.4%	$104,496	$90,082	$88,966	16.0%	1.3%
Shareholders' equity	$7,243	$6,641	8.9%	$7,113	$6,467	$6,448	10.0%	0.3%

Ratios

	Six Months ended June 30, (unaudited)		Years Ended December 31,		
	2006	2005	2005	2004	2003
Return on average assets (annualized)	0.17%	0.27%	0.59%	0.07%	0.61%
Return on average equity (annualized)	2.9%	4.5%	10.2%	1.1%	9.2%
Dividend payout ratio	n/a	n/a	n/a	n/a	n/a
Average equity to average assets	5.8%	6.0%	5.8%	6.2%	6.6%

Results of Operations

The following discussion compares the consolidated results of operations for the six months ended June 30, 2006 to 2005, and for the years ended December 31, 2005 to 2004, and years ended December 31, 2004 to 2003.

For the six months ended June 30, 2006 and 2005

Net Income

For the six months ended June 30, 2006, net income was $104,947, as compared to $147,538 for the six months ended June 30, 2005. This represents a decrease of $42,591 or 28.9% and $0.08 per diluted share. Annualized returns on average assets and average equity for the first six months of 2006 were 0.17% and 2.9%, respectively, compared to 0.27% and 4.5%, respectively, for the first six months of 2005.

Interest Income

The bank's primary source of income is interest-bearing assets, which include loans, investment securities available-for-sale and dividends from the Federal Home Loan Bank. For the six months ended June 30, 2006, interest income was $4,032,184, as compared to $3,198,152 for the same six-month period in 2005. This was an increase of $834,032, or 26.1%. Of this increase, $502,583, or 17.1% is attributable to increased income from loans. Loans, net of allowance for loan losses, increased $2.9 million, or 3.5%, from $84.0 million at June 30, 2005 to $86.9 million at June 30, 2006. The increased income from loans is attributable to increases in the Prime Lending Rate and the bank's focus on adjustable rate loans. Overall growth in the bank's loan portfolio also contributed to the increase, although to a lesser degree. See the table on page 48 for a comparison of the amount of interest income attributable to changes in loan volume versus interest rates.

Interest income from investments constitutes a less significant part of income. The bank's primary purpose for holding short-term investments is to manage liquidity, not to generate income. For the six months ended June 30, 2006, investment income was $372,697 as compared $215,405 for the same six-month period in 2005, an increase of $157,292, or 73.0%. This increase is attributable to growth in the investment portfolio which gave us the ability to invest at higher rates.

Interest Expense

Interest expense includes interest paid on customer deposits and other borrowings. Interest expense for the six-month period ended June 30, 2006 was $1,680,412 compared to $1,061,797 for the same six-month period in 2005. The increase from the first half of the prior year of $618,615, or 58.3% is primarily attributable to increases in interest rates. For more detailed information regarding changes in the interest expense related to volume versus interest rate changes for each category of interest expense, see the table on page 48.

In the first six months of 2006, management also changed the bank's mix of deposits to increase the volume of interest-bearing money market deposits compared to consumer time deposits (certificates of deposit). In anticipation of increasing interest rates that would be applied to time deposits upon their renewal, management encouraged money market deposits by increasing the rates the bank paid on the upper tiers of money market accounts.

Other interest expense from borrowings increased $26,067, or 9.4%, from $276,163 to $302,230 for the six month period in 2006 compared to the same period in 2005. Increases in interest rates accounted for all of the increase. Included in other interest expense are interest payments on Trust Preferred Securities.

Provision for Loan Losses

The provision for loan losses is the expense associated with increases in the allowance for loan losses. On a monthly basis, management reviews the loan portfolio for growth and credit quality and determines whether an additional provision is required to cover potential risks associated with the loan portfolio. The provision may increase as a result of losses in the loan portfolio, deterioration of the credit quality of the loan portfolio, or growth of the loan portfolio.

Provision for loan losses was $15,000 for the six months ended June 30, 2006, whereas during the first six months of 2005, a provision of $55,753 was recorded. Management believes the allowance for loan losses as of June 30, 2006 is sufficient to absorb anticipated losses in the portfolio.

Non-Interest Income

Non-interest income includes income from service charges and fees and gains on the sale of loans and investment securities, brokerage of residential real estate loans, grant income and earnings on bank owned life insurance. Income on service charges and fees includes overdraft charges, account service charge fees, certain loan fees, and other fees and charges.

Non-interest income decreased from $678,258 to $660,101, or 2.7% comparing the first six months of 2005 and 2006. Service charges and fees, which relate to the bank's deposit products, increased 38.5% comparing the first six months of 2005 to 2006, increasing from $228,714 to $316,688. This increase is primarily attributable to the implementation of an overdraft privilege product. Other income increased $19,396, a 9.4% increase over the first six months of 2005, although grant income decreased approximately $52,264 comparing 2006 to 2005. The grant income during the first quarter of 2005 was the second installment of a one-time grant for technical assistance, of which $30,500 was received in 2004. The remaining balance of non-interest income consists of loan fees on brokered loans which decreased to $58,993 for the six months ended June 30, 2006 from $132,256 for the same six-month period of 2005.

Non-Interest Expense

Non-interest expense includes the bank's operating expenses, such as employee salaries and benefits, leases and equipment costs, data processing, advertising and other expenses. Non-interest expense for six months ended June 30, 2006 increased by $303,536, or 11.8%, from $2,565,813 for the six-month period in 2005 to $2,869,349 for the same six-month period in 2006. Increases in personnel expense accounted for approximately 35.1% of the increase, increasing from $1,406,685 for the six-month period in 2005 to $1,513,358 for the same period in 2006, primarily due to cost of living adjustments and increased branch staffing.

Occupancy and equipment expenses increased by $51,839, or 17.8%, from $290,654 to $342,493, comparing the six-month periods in 2005 and 2006. The increase is attributable to upgrades in the computer network infrastructure and the opening of our fifth branch on May 1, 2006.

Data processing expenses for the six months ended June 30, 2006 were $180,056 as compared $187,143 for the same period in 2005, a decrease of $7,087, or 3.8%. The decrease is attributable to the one-time system conversion costs incurred in the first half of 2005.

Other expenses for the six months ended June 30, 2006 were $663,598 as compared $473,989 for the same period in 2005, an increase of $189,609, or 40.0%. Of this change, merchant program expenses increased by $82,716, business development expenses increased $46,015 and membership dues increased $28,531.

Income Tax Provision

The income tax provision of $22,577 for the six months ended June 30, 2006 decreased by $22,932 as compared to $45,509 for the same period in 2005. The change resulted from increased pre-tax income with no significant change in the composition of tax credits or permanent book-tax differences between the periods presented. The effective tax rates of 17.7% and 23.57% for the periods ended June 30, 2006 and 2005, respectively, differ from statutory rates primarily due to non-taxable income generated by increased cash surrender value of bank-owned life insurance.

For the years ended December 31, 2005 and 2004

Net Income

For the year ended December 31, 2005, net income was $672,088 compared to $73,056 for the year ended December 31, 2004. The increase in 2005 was $599,032, or 820.0% over 2004, an increase of $0.96 per diluted share. This increase in net income was primarily the result of increased non-interest income, as discussed below. The company's annualized returns on average assets and average equity for 2005 were 0.59% and 9.9%, respectively, compared to 0.07% and 1.1%, respectively, in 2004.

Interest Income

Interest income in 2005 was $7,123,456 compared to $6,386,348 for 2004. An increase in loan interest income accounted for essentially all of the $737,108 increase and was primarily due to an increase in interest rates on adjustable rate loans in the portfolio. Interest income from investments declined during 2005 by $39,226 as available liquidity was used to fund loans rather than new investments.

Interest Expense

Interest expense in 2005 was $2,501,706 compared to $1,719,278 for 2004, an increase of $782,428, or 45.5%. The increase was attributed to increased balances in time deposits and increased borrowings during 2005. For detailed information on the extent to which changes in interest expense relates to changes in volume versus changes in interest rates paid on interest bearing liabilities, please see the table on page 48.

Provision for Loan Losses

For the year ended December 31, 2005, the provision for loan losses was $282,618 compared to $450,000 for the previous year, a decrease of $167,382, or 37.2%. Management decreased the provision in 2005 because of the improved credit quality of the loan portfolio. See further analysis contained within "Credit Risk Management and Allowance for Loan Losses" beginning on page 51.

Non-Interest Income

Non-interest income in 2005 was $1,866,746 compared to $1,173,577 for 2004, an increase of $693,169, or 59.1%. The increase is primarily attributable to the introduction of overdraft privilege fees, increased grant income and greater residential mortgage brokerage fees. Fees from overdraft and non-sufficient fund items increased from $245,335 to $470,496. Grant income, in the form of grants from the U.S. Treasury Department's CDFI fund, increased from $201,500 to $497,000 from 2004 to 2005. Grant income is subject to variation from year to year based on the type of grant for which the bank applies and qualifies. Mortgage fees increased from $151,601 to $213,444.

Non-Interest Expense

Non-interest expense was $5,283,511 in 2005 compared to $5,343,861 for the previous year, a decrease of $60,350, or 1.1%. The decrease in non-interest expense from 2004 to 2005 primarily resulted from a decrease in advertising and legal and professional services expenses. Advertising costs in 2004 were $176,019 and decreased to $77,729, a decrease of $98,290, or 55.8%. Advertisings costs were greater in 2004 because of the opening of two new branches. Legal and professional services expenses were $505,894 in 2004 and declined to $338,373, a decrease of $167,521, or 33.1%. The change is attributed to additional costs incurred in 2004 in an effort to improve the quality of the loan portfolio. Increases in a majority of non-interest expense categories resulted from a full year of operating expenses for two new branches in 2005, compared to operation in 2004 of both offices for only six months. Occupancy and equipment expense for 2005 was $597,243 compared to $522,531 for 2004 an increase of $74,711 or 14.3% for the year. Data processing expense for 2005 was $354,304 compared to $261,713 for 2004, an increase of $92,591. Salaries and employee benefits for the year ended December 31, 2005 were $2,847,488 compared to $2,693,242 in 2004, an increase of $154,246, or 5.7%. In addition to office expansion, salary and employee benefit expenses increased in 2005 due to the hiring of several senior credit analysts. The remainder of the change in non-interest expense was comprised of numerous expense items that increased as a result of the growth of the bank's business, none of which is unusual in nature or amount.

Income Tax Provision (Benefit)

We recognized an income tax provision for the year ended December 31, 2005 of $250,279 and recognized an income tax benefit of $26,270 for the year ended December 31, 2004, representing a change of $276,549 between periods. This change resulted primarily from increased net income before taxes, and to a lesser extent, from changes in statutory rates and increased tax credits from 2004 to 2005. In 2005, we received a 3.94% tax credit from the State of Oregon Department of Treasury, resulting in a provision that was approximately $20,000 lower than it would have been using the statutory rates effective in 2004. Additionally, federal income tax credits totaling approximately $32,000 were applicable to 2005 but not to the previous year. The 2004 tax benefit resulted primarily from $121,842 in non-taxable bank-owned life insurance which was recognized for book purposes as non-interest income.

For the years ended December 31, 2004 and 2003

Net Income

For the year ended December 31, 2004, net income was $73,056 compared to $570,060 for the year ended December 31, 2003, a decrease of $497,004. The decline in grant income of $374,851 represented 75.4% of the decrease in net income. Returns on average assets and average equity in 2004 were 0.07% and 1.1%, respectively, compared to 0.61% and 9.2%, respectively, in 2003.

Interest Income

Interest income in 2004 was $6,386,348 compared to $6,010,902 in 2003, an increase of $375,446, or 6.2%. Loan interest income accounted for $340,507, or 90.7% of the increase, which was attributable to increases in the loan portfolio. Comparing loans net of the allowance for loan losses at December 31, 2003 and December 31, 2004, the loan portfolio grew by $3.6 million, or 4.8%, from $75,766,950 to $79,371,424. The bank intentionally slowed loan growth in 2004 as it reorganized its lending team to increase the credit quality of new loans.

Interest income from investment securities in 2004 was $482,942 compared to $356,907 in 2003, an increase of $126,035 or 35.3%. This increase was the result of growth in the investment portfolio of $1,912,431, or 14.9%. As of December 31, 2004, the investment portfolio was $14,792,804 compared to $12,880,374 at December 31, 2003, as a result of the bank's use of available liquidity to purchase investment securities.

Interest Expense

Interest expense in 2004 was $1,719,278 compared to $1,735,768 for the previous year, a decrease of $16,490 or 1.0%. This resulted primarily from decreased rates of interest paid on interest bearing deposits held by the bank. Time deposit interest expense was $1,035,188 in 2004 compared to $1,103,276 in 2003, a decrease of $68,088, attributable to time deposits held by the bank continuing to re-price in the declining rate environment. Comparing balances at December 31, 2003 and 2004, time deposits increased by $1,025,967, or 2.2%, from $47,539,614 to $48,565,581.

Provision for Loan Losses

For the year ended December 31, 2004, the provision for loan losses was $450,000 compared to $675,000 for the year ended December 31, 2003. Management decreased the amount of the provision in 2004 by $225,000, or 33.3% due to improved credit quality in the loan portfolio.

Non-Interest Income

Non-interest income was $1,173,577 in 2004, compared to $1,242,763 in 2003, a decrease of $69,186 or 5.6%. A decrease in grant income from $576,351 in 2003 to $201,500 in 2004 contributed to the decrease in non-interest income. Offsetting this decline, loan fees on brokered loans increased $44,295 from $107,306 for the year ended December 31, 2003 to $151,601 for the year ended December 31, 2004.

Non-interest income attributable to gains on the sale of investment securities fluctuates over financial periods depending on whether management sells investment securities to fund loans. In 2003 management sold investments and realized gains of $25,746. Management again sold investments in 2004 to fund loans and reposition the investment portfolio in anticipation of rising rates, which resulted in realized gains totaling $152,970.

Non-Interest Expense

Non-interest expense was $5,343,861 in 2004, compared to $3,965,882 in 2003, an increase of $1,377,979, or 34.7%. Salaries and employee benefits increased $607,351, or 29.1%, from $2,085,891 in 2003 to $2,693,242 in 2004. Occupancy and equipment expense increased $144,881 from $377,650 in 2003 to $522,531 in 2004. Professional Fees increased from $280,675 to $505,894 in 2004 due to hiring of two contractors to support the restructure of our loan servicing and collections departments and legal expenses for loan collections. Data processing increased $47,562, from $214,151 in 2003 to $261,713 in 2004. Advertising and other non-interest expenses were $176,019 and $1,184,462, respectively, in 2004 as compared to $104,820 and $902,695, respectively, in 2003. These increases of $71,199 and $281,767, respectively, as with the other increases in this category, were primarily due to opening two new branches in June 2004 and a data-processing conversion also in June 2004. The Beaumont branch opened to meet the needs of small businesses and residents of Northeast Portland. The Social Impact Banking Branch located in Northwest Portland was opened to serve the needs of the River District, including the Pearl, Nob Hill, Old Town and Chinatown neighborhoods.

Income Tax Provision (Benefit)

We recognized an income tax benefit of $26,270 for the year ended December 31, 2004 and recognized an income tax expense of $306,955 for the year ended December 31, 2003, representing a change of $333,225 between periods. This change occurred primarily as a result of decreased net income before taxes in 2004 and the recognition of nontaxable income from increases in the cash surrender value of bank-owned life insurance of $121,842 in 2004 as compared to $47,613 in 2003.

Financial Condition

Assets and Liabilities

At June 30, 2006, total assets were $124.7 million, an increase of $2.6 million, or 2.1%, from December 31, 2005. Average assets for the year 2005 were $114.7 million compared to $125.4 million for the six months ended June 30, 2006. For a discussion of earning assets, see "Earning Assets" beginning on page 38, with a discussion of investments beginning on page 39 and loans beginning on page 42.

As of June 30, 2006, total liabilities were $117.5 million, an increase of $2.5 million, or 2.1% from December 31, 2005. As of June 30, 2006, deposits accounted for 91.3%, junior subordinated debentures accounted for 5.3%, and Federal Home Loan Bank advances (notes payable) accounted for 3.0% of total liabilities. See "Deposits" on page 49; "Capital" on page 58; and "Liquidity Management" on page 55 for discussions of deposits, junior subordinated debentures, and Federal Home Loan Bank advances, respectively.

Asset and Liability Management

The principal focus of asset and liability management is the identification, measurement, control and monitoring of processes and strategies that will enhance net interest margins and capital values during periods of changing interest rates. The absolute level and volatility of interest rates can have a significant impact on our profitability. The objective of interest rate risk management is to identify and manage the sensitivity of net interest income to changing interest rates to achieve our overall financial objectives. Based on economic conditions, asset quality, and various other considerations, management establishes tolerance ranges for interest rate sensitivity and manages within these ranges. Net interest income and the fair value of financial instruments are greatly influenced by changes in the level of interest rates. We manage exposure to fluctuations in interest rates through policies that are established by the Asset/ Liability Management Committee ("ALCO"). The board of directors has adopted an asset/liability policy that establishes a prudent interest rate risk management plan. The Asset and Liability Management Committee is responsible for measuring, controlling and monitoring the bank's interest rate position.

Management uses various tools and techniques to quantify the exposure to changing interest rates, including traditional "gap" analysis, earnings at risk, and economic value at risk models. Management utilizes an interest rate simulation model to estimate the sensitivity of net interest income to changes in market interest rates. Such estimates are based upon a number of assumptions for each scenario, including the level of balance sheet growth, deposit repricing characteristics and the rate of prepayments. Interest rate sensitivity is a function of the repricing characteristics of our interest-earning assets and interest-bearing liabilities. These repricing characteristics are the time frames within which the interest-bearing assets and liabilities are subject to change in interest rates either at replacement, repricing or maturity during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of changes in market interest rates. Effective interest rate sensitivity management seeks to ensure that both assets and liabilities respond to changes in interest rates within an acceptable timeframe, thereby minimizing the impact of interest rate changes on net interest income.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or re-pricing within a specific time period and the amount of interest-bearing liabilities maturing or re-pricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income.

The following table presents the interest sensitivity gaps as of June 30, 2006. The table represents a static point in time and does not consider other variables, such as changing spread relationships or interest rate levels. The maturity classification is based on expected maturity. "Interest sensitivity gap" is the difference between total earning assets and total interest-bearing liabilities re-pricing in any given period.

Interest Sensitivity GAP Analysis
June 30, 2006

	Repricing Within One Year		Repricing One Year to Five Years		Repricing Over Five Years		Total	
(Dollars in thousands) **Rate Sensitive Assets:**	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Total	% of Total Earning Assets	Grand Total	% of Total Earning Assets
Loan portfolio	$44,922	39.5%	$36,874	32.5%	$6,667	5.9%	$88,463	77.9%
Investment securities and FHLB stock	11,093	9.8%	7,177	6.3%	2,356	2.1%	20,626	18.2%
Time deposits owned with other banks	1,300	1.1%	198	0.2%	-	0.0%	1,498	.3%
Fed Funds sold and interest bearing deposits	2,996	2.6%	-	0.0%	-	0.0%	2,996	2.6%
Total	$60,311	53.0%	$44,249	39.0%	$9,023	8.0%	$113,583	100.0%

	Repricing Within One Year		Repricing One Year to Five Years		Repricing Over Five Years		Total	
Rate Sensitive Liabilities:								
Savings, NOW and interest checking	$39,550	40.0%	-	0.0%	-	0.0%	$39,550	40.0%
Time deposits	42,291	42.8%	7,183	7.3%	-	0.0%	49,474	50.1%
FHLB borrowings	69	0.1%	2,575	2.6%	921	0.9%	3,565	3.6%
Junior subordinated debentures	2,062	2.1%	4,124	4.2%	-	0.0%	6,186	6.3%
Total	$83,972	85.0%	$13,882	14.1%	$921	0.9%	$98,775	100.0%
Interest sensitive gap	($23,661)		$30,367		$8,102		$14,808	
Cumulative gap	($23,661)		$6,706		$14,808		-	

Changes in the mix of earning assets or supporting liabilities can either increase or decrease the net interest margin without affecting interest rate sensitivity. In addition, the interest rate spread between an asset and its supporting liability can vary significantly, while the timing of repricing for both the asset and the liability remains the same, thus impacting net interest income. This characteristic is referred to as basis risk and generally relates to the possibility that the repricing characteristics of short-term assets tied to the prime rate are different from those of short-term funding sources such as certificates of deposit. Varying interest rate environments can create unexpected changes in prepayment levels of assets and liabilities that are not reflected in the interest rate sensitivity analysis. These prepayments may have a significant impact on our net interest margin. Because of these factors, an interest sensitivity gap analysis may not provide an accurate assessment of our exposure to changes in interest rates.

In addition to a static gap analysis of interest rate sensitivity, we also attempt to monitor interest rate risk from the perspective of changes in the economic value of equity, also referred to as Market Value of Portfolio Equity (MVPE), and changes in net interest income. Changes to the MVPE and net interest income are simulated using instant and permanent rate shocks of plus and minus 200 basis points, in increments of 50 basis points. These results are then compared to prior periods to determine the effect of previously implemented strategies. If estimated changes to MVPE or net interest income are not within acceptable limits, the board may direct management to adjust its asset and liability mix to bring interest rate risk within acceptable limits. The MVPE calculations are based on the net present value of discounted cash flows, using market prepayment assumptions and market rates of interest for each asset and liability product type based on its characteristics. The theoretical projected change in MVPE and net interest income over a 12-month period under each of the instantaneous and permanent rate shocks have been calculated by us using computer simulation.

Our simulation analysis forecasts net interest income and earnings given unchanged interest rates (stable rate scenario). The model then estimates a percentage change from the stable rate scenario under scenarios of rising and falling market interest rates over various time horizons. The simulation model based on June 30, 2006 data estimates that if a decline of 200 basis points occurs, net interest income could be favorably affected up to approximately 2.52%, while a similar increase in market rates would have a unfavorable impact of approximately 1.15%. Because of uncertainties about customer behavior, refinance activity, absolute and relative loan and deposit pricing levels, competitor pricing and market behavior, product volumes and mix, and other unexpected changes in economic events affecting movements and volatility in market rates, there can be no assurance that simulation results are reliable indicators of earnings under such conditions.

Change in Interest Rates	June 30, 2006 Increase (Decrease) In Net Interest Income From Base Case Scenario	June 30, 2006 Percentage Change	December 31, 2005 Increase (Decrease) In Net Interest Income From Base Case Scenario	December 31, 2005 Percentage Change	December 31, 2004 Increase (Decrease) In Net Interest Income From Base Case Scenario	December 31, 2004 Percentage Change
Up 200 basis points	($56,634)	-1.15%	($100,698)	-2.07%	($106,010)	-2.28%
Up 100 basis points	($13,149)	-0.27%	($88,347)	-1.82%	($59,305)	-1.27%
Down 100 basis points	$85,457	1.73%	$63,396	1.31%	($63,382)	-1.36%
Down 200 basis points	$124,457	2.52%	$111,925	2.30%	$7,582	0.16%

Interest Rate Simulation Impact on Net Interest Income (title of table above)

Interest Rate Simulation Impact on Market Value Portfolio Equity

Change in Interest Rates	June 30, 2006 Market Value of Portfolio Equity Projected Change	December 31, 2005 Market Value of Portfolio Equity Projected Change	December 31, 2004 Market Value of Portfolio Equity Projected Change
Up 200 basis points	-16.62%	-13.70%	-9.45%
Up 100 basis points	-8.49%	-7.03%	-4.87%
Down 100 basis points	10.40%	7.65%	5.43%
Down 200 basis points	21.83%	17.92%	12.97%

Earning Assets

Management considers many criteria in managing interest-earning assets, including credit-worthiness, diversification and structural characteristics, maturity and interest rate sensitivity. The following table sets forth the bank's interest earning assets by category at June 30, 2006 and at December 31, 2005 and 2004.

Profile of Earning Assets

(Dollars in thousands)	June 30, 2006 Amount	June 30, 2006 % Earning Assets	December 31, 2005 Amount	December 31, 2005 % Earning Assets	December 31, 2004 Amount	December 31, 2004 % Earning Assets
Loan portfolio (net of unearned income)	$88,463	77.9%	$88,530	78.7%	$80,528	81.5%
Investment securities and FHLB stock	20,626	18.2%	19,910	17.7%	15,122	15.3%
Time deposits owned with other banks	1,498	1.3%	1,498	1.3%	2,748	2.8%
Fed Funds sold and interest bearing deposits	2,996	2.6%	2,622	2.3%	414	0.4%
Total	$113,583	100.0%	$112,560	100.0%	$98,812	100.0%

As noted in the table above, Fed Funds Sold increased as a result of overall strengthening of our liquidity and as we experienced a drop in new loan production during a period of restructuring of our lending teams. With the completion of our lending team restructuring loan originations have increased from $16,022,578 in 2004 to $30,351,529 in 2005. As loan production increases, we would expect loans as a percentage of earning assets to increase relative to Federal Funds Sold.

Investment Policy

The objective of the bank's investment policy is to invest those funds not needed to meet loan demand to earn the maximum return for the bank, yet still maintain sufficient liquidity to meet fluctuations in loan demand and deposit structure. In doing so, the bank balances market and credit risks against potential investment return; makes investments compatible with pledge requirements of deposits of public funds; maintains compliance with regulatory investment requirements; and assists various public entities with their financing needs. The Chief Executive Officer and the Chief Financial Officer are authorized to execute securities transactions for the investment portfolio, subject to the bank's investment policy and quarterly review by the board of directors.

The investment securities portfolio is managed to maximize portfolio yield over the long term in a manner that is consistent with liquidity needs, pledging requirements, asset and liability strategies, and safety and soundness concerns. The fundamental elements of our risk management program include board and executive management overview and a comprehensive risk management process that effectively identifies, measures, monitors, and controls risk. These risks include, but are not necessarily limited to market risk, credit risk, liquidity risk, operational risk and legal risk. Both the board and management believe that effective management of risks associated with securities represents an essential component of safe and sound practices.

We manage the investment portfolio to maximize income within certain parameters and limits. Our philosophy is to use effective duration rate shock analysis, as well as total return, to analyze and manage the investment portfolio and to determine the effect of interest rate movements on the yield and value of the bank's portfolio. We expect that as credit or market value risk increases, the yield should also increase. We attempt to minimize future repricing risk and control market risk by minimizing concentrations of securities with durations either too short (reinvestment risk) or too long (interest rate risk). Therefore, we structure our investments, excluding Fed Funds sold, so that the effective duration and weighted average life of the portfolio is between one and four years.

Primary to our investment strategy are securities of the U.S. government and government agencies. Fixed rate-fixed term (bullets) and callable securities comprised between 60% and 80% of the portfolio during the period of 2004 to 2006. Bond prices (market value) move inversely to interest rates. Rising rates cause bond prices to fall and declining interest rates cause bond prices to rise. Mortgage backed securities consist of fixed rate and adjustable rates pools and collateralized mortgage obligations (CMO) and comprised between 20% and 26% of the total investment portfolio during the period 2004 to 2006. Mortgage backed securities provide monthly principal and interest payments and are subject to prepayment or extension risk based on prepayment speed of the underlying mortgages. This prepayment risk creates greater volatility in market value than a "bullet" security. We also invest in corporate securities when market conditions and credit spreads provide an attractive return. Corporate securities comprised over 12% of the portfolio at December 31, 2004, less that 3% at December 31 2005, and zero at June 30, 2006. Corporate and agency securities are priced at a spread over US Treasury Securities (considered risk free investment) and this spread may change over time creating greater volatility in market value. Bonds are often purchased at a premium or discount to par value which is amortized or accreted to interest income over the life of the security. Prepayments of mortgage backed securities and early redemptions of callable securities affects yield recognized during the period. Ownership of Federal Home Loan Bank (FHLB) stock is a requirement of membership and allows the bank to access FHLB services including lines of credit. The FHLB Seattle ceased paying dividends on this stock in 2004.

We will change the portfolio composition over time based on economic conditions, loan demand, deposit growth and the interest rate environment including the shape of the yield curve and direction of interest rates. To optimize portfolio yield, we will often stay fully invested in loans and securities and rely on pledging these loans and securities as collateral for lines of credit to fund short term liquidity needs. We may also purchase investments with maturities that occur in periods of potential liquidity demand, such as large certificate maturities. Agency securities maturing in January 2007 total $7.3 million and were purchased to match large deposit liabilities maturing in this period. In anticipation that the Federal Open Market Committee may slow or halt the increases in federal funds rate during 2006 we took steps to reposition some of the investment portfolio and fully invest excess liquidity. During the first half of 2006, we sold $2 million in short term investments at a loss of $18,437 and purchased $2 million in new securities which extended the maturity and locked in higher yields. During the first quarter of 2006, fed funds sold (overnight investments) increased to over $10 million, as rising short term rates provided little incentive to extend maturities. During the second quarter $4 million of this liquidity was deployed in new investments in US Agency and mortgage backed securities. This action extended the average life of the investment portfolio from 1.59 years at December 31, 2005 to 2.12 years at June 30, 2006.

Investment Portfolio

The bank stresses the following attributes for its investments: safety of principal, liquidity, yield, price appreciation and pledgeability. With its implementation of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the bank is required to classify its portfolio into three categories: Held to Maturity, Trading Securities, and Available-for-Sale.

Held to Maturity securities include debt securities that the bank has the positive intent and ability to hold to maturity; these securities are reported at amortized cost. At June 30, 2006, the bank had no securities classified as Held to Maturity.

Trading Securities include debt and equity securities that are purchased and held solely for the purpose of selling them in the short-term future for trading profits. Trading Securities are reported at fair market value with unrealized gains and losses included in earnings. At June 30, 2006, the bank held no securities as Trading Securities.

Available-for-Sale securities include those which may be disposed of prior to maturity. These securities are reported at fair market value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of applicable taxes. At June 30, 2006, all of the bank's investment portfolio was categorized as Available-for-Sale.

The following table sets forth the composition of the bank's investment portfolio, including restricted equity securities, at June 30, 2006 and December 31, 2005 and 2004.

Investment Portfolio

	June 30, 2006		December 31, 2005		December 31, 2004	
(Dollars in thousands)	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. government and agency securities	$16,106	$15,936	$15,201	$15,062	$9,004	$8,924
Mortgage backed securities	4,425	4,267	3,965	3,868	4,038	4,004
Corporate debt securities	-	-	556	557	1,848	1,865
Equity securities (includes FHLB stock)	423	423	423	423	329	329
Total	$20,954	$20,626	$20,145	$19,910	$15,219	$15,122

At June 30, 2006 and at December 31, 2005, obligations of the United States Government or its agencies and mortgaged backed securities represented 100% and 97.2% of the investment portfolio, respectively.

The following tables present the maturity distribution of the estimated market value of the bank's investment securities at June 30, 2006 and December 31, 2005 and 2004. The weighted average yields on these instruments are presented based on anticipated maturities. For purpose of this analysis, all yields are calculated on a pre-tax basis.

Investments Maturity Distribution

June 30, 2006

	Due in one year or less		Over one through five years		Over five through ten years		Over ten years		
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total Amount
U.S. government and agency securities	$10,112	4.21%	$5,824	5.15%	-	-	-	-	$15,936
Mortgage-backed securities	-	-	1,161	3.73%	$641	4.03%	$2,465	5.15%	$4,267
Corporate debt securities	-	-	-	-	-	-	-	-	-
Equity securities (includes FHLB stock)	-	-	-	-	-	-	423	-	423
Total	$10,112		$6,985		$641		$2,888		$20,626

(Dollars in thousands)	December 31, 2005 Due in one year or less Amount	 Yield	 Over one through five years Amount	 Yield	 Over five through ten years Amount	 Yield	 Over ten years Amount	 Yield	 Total Amount
U.S. government and agency securities	$3,953	2.31%	$11,109	4.16%	-	-	-	-	$15,062
Mortgage-backed securities	-		1,291	3.76%	$741	4.09%	$1,836	4.26%	3,868
Corporate debt securities	557	6.04%	-	-	-	-	-	-	557
Equity securities (includes FHLB stock)	-		-	-	-	-	423	-	423
Total	$4,510		$12,400		$741		$2,259		$19,910

(Dollars in thousands)	December 31, 2004 Due in one year or less Amount	 Yield	 Over one through five years Amount	 Yield	 Over five through ten years Amount	 Yield	 Over ten years Amount	 Yield	 Total Amount
U.S. government and agency securities	$1,000	1.80%	$7,924	2.67%	-	-	-	-	$8,924
Mortgage-backed securities	-	-	-	-	$2,664	3.71%	$1,340	3.82%	4,004
Corporate debt securities	1,286	4.12%	579	6.03%	-	-	-	-	1,865
Equity securities (includes FHLB Stock)	-	-	-	-	-	-	329	-	329
Total	$2,286		$8,503		$2,664		$1,669		$15,122

Loan Portfolio

The bank had total net loans (gross loans minus the allowance for loan losses and deferred loan fees) of $86.9 million at June 30, 2006 reflecting a decrease of $323,000 or 0.4%, compared to total loans for the year ended December 31, 2005. During this period the bank had several commercial real estate projects that were completed and sold, resulting in the payoff of bank financing.

The following table sets forth the composition of the gross loan portfolio at June 30, 2006 and December 31, 2005 and 2004.

Loan Portfolio Composition

(Dollars in thousands)	June 30, 2006 Amounts	 Percent of Total Loans	December 31, 2005 Amounts	 Percent of Total Loans	December 31, 2004 Amounts	 Percent of Total Loans
Commercial	$9,978	11.3%	$ 8,796	9.9%	$ 9,617	11.9%
Real estate:						
Construction	8,993	10.2%	8,817	9.9%	4,750	5.9%
Commercial	53,820	60.8%	56,444	63.5%	50,478	62.5%
Residential mortgage	8,790	9.9%	11,082	12.5%	12,317	15.3%
Consumer	6,882	7.8%	3,704	4.2%	3,613	4.5%
Total	$88,463	100.0%	$88,843	100.0%	$80,775	100.0%

Loans secured by real estate mortgages at June 30, 2006 were composed of 1-4 family residential (9.9% of total loans), commercial real estate (60.8% of total loans) and construction loans (10.2% of total loans). As noted in the above chart, residential mortgage loans have declined from 15.3% of the portfolio at December 31, 2004 to 9.9% at June 30, 2006. We made a decision in 1998 to exit the residential mortgage business as a lender, and began brokering those loans to a variety of lenders. As a consequence, that portfolio has gradually reduced, a process that was accelerated during the low interest rate environment of 2003 to 2005. The decision to exit this business was driven, in part, by the desire to reduce our interest rate sensitivity by focusing on variable and adjustable rate commercial, commercial real estate and consumer lending, where the interest rates on our assets changed more consistently with the rates on our liabilities. These changes should continue to positively impact our interest rate risk.

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at June 30, 2006.

Loan Maturities & Interest Sensitivities

	Due or Repricing within three months	Due or Repricing after Three through Twelve Months		Due or Repricing after One through Five Years		Due or Repricing Over Five Years		
(Dollars in thousands)	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Commercial	$6,815	$358	$289	$1,328	$330	$858	-	$9,978
Real Estate:								
Construction	8,205	9	-	53	-	726	-	8,993
Commercial	8,582	2,653	10,813	1,438	27,108	3,226	-	53,820
Other	3,628	75	1,309	1,954	1,156	668	-	8,790
Consumer	996	1,190	-	3,507	-	1,189	-	6,882
Total	$28,226	$4,285	$12,411	$8,280	$28,594	$6,667	-	$88,463

Loans with either fixed or variable interest rates are categorized above based upon their maturity: less than three months; three to twelve months; one to five years; and over five years. At June 30, 2006, the bank's loans which mature or re-price in less than one year totaled $44.9 million. Of this amount, $39.0 million or 86.9% are considered variable rate, indexed to the prime lending rate. Loans due after one year totaled $43.5 million of which $14.9 million have fixed interest rates and $28.6 million have variable interest rates.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Portland metropolitan area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 50% to 90% depending on the type of real property securing the loans.

The following table sets forth the maturities and interest sensitivities of the bank's gross loan portfolio at December 31, 2005.

Loan Maturities & Interest Sensitivities

	Due or Repricing within three months	Due or Repricing after Three through Twelve Months		Due or Repricing after One through Five Years		Due or Repricing Over Five Years		
(Dollars in thousands)	Amount	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Commercial	$5877	$423	$383	$1,025	$491	$597	-	$8,796
Real Estate:								
Construction	5,558	91	-	2,573	-	595	-	8,817
Commercial	10,000	173	10,676	1,356	30,509	3,730	-	56,444
Other	3,692	329	2,115	2,062	967	1,917	-	11,082
Consumer	929	1,518	-	1,257	-	-	-	3,704
Total	$26,056	$2,534	$13,174	$8,273	$31,967	$6,839	-	$88,843

Loans with either fixed or variable interest rates are categorized above based upon their maturity: less than three months; three to twelve months; one to five years; and over five years. At December 31, 2005, the bank's loans which mature or re-price in less than one year totaled $41.8 million. Of this amount, $36.9 million or 88.3% are considered variable rate, indexed to the prime lending rate. Loans due after one year totaled $47.1 million of which $15.1 million have fixed interest rates and $31.9 million have variable interest rates.

The bank's real estate loan portfolio is secured by office buildings, land for development, single family homes and other real property located primarily in the Portland metropolitan area. Substantially all of these loans are secured by first liens with initial loan to value ratios ranging from 50% to 90% depending on the type of real property securing the loans.

Average Yields Earned and Rates Paid

The following tables show average balances and interest income or interest expense, with the resulting average yield or rates by category of average earning asset or interest-bearing liability for the periods indicated on a pre-tax basis. For the purpose of these analyses, non-accrual loans are included in the average balance of loans.

	For the Six Months Ended June 30,					
	2006			2005		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets:						
Interest-earning assets:						
Loans	$86,407	$3,441	8.03%	$82,509	2,939	7.18%
Investment securities	18,695	373	3.99%	14,210	214	3.01%
FHLB stock	423	-	0.00%	380	1	.71%
Federal funds sold	5,960	139	4.70%	1,055	14	2.68%
Interest-bearing deposits	3,829	79	4.17%	2,519	30	2.38%
Average interest-earning assets	115,314	4,032	6.99%	100,673	3,198	6.35%
Allowance for possible loan losses	(1,233)			(1,199)		
Noninterest-bearing assets	11,289			10,493		
Total average assets	$125,370			$109,967		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Demand, savings, and money market accounts	36,701	383	2.09%	27,446	101	0.74%
Time deposits	54,044	995	3.68%	52,418	685	2.61%
Other borrowings	9,819	302	6.15%	10,070	276	5.48%
Total interest-bearing liabilities	100,564	1,680	3.34%	89,934	1,062	2.36%
Noninterest-bearing deposits	16,951			13,274		
Other liabilities	677			205		
Total shareholders' equity	7,178			6,554		
Total average liabilities and shareholders' equity	$125,370			$109,967		
Net interest income and net interest margin		$2,352	4.08%		$2,136	4.24%

	For the Year Ended December 31,					
	2005			2004		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Interest-earning assets:						
Loans	$ 86,393	$ 6,540	7.57%	$ 77,290	$ 5,762	7.45%
Investment securities	13,893	444	3.19%	14,815	483	3.26%
FHLB stock	402	1	0.34%	281	8	2.68%
Federal funds sold	1,888	65	3.46%	2,146	26	1.19%
Interest-bearing deposits	2,728	73	2.68%	2,369	107	4.50%
Average interest-earning assets	105,304	7,123	6.76%	96,901	6,386	6.59%
Allowance for possible loan losses	(1,235)			(1,268)		
Noninterest-bearing assets	10,639			9,396		
Total average assets	$ 114,708			$ 105,028		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Demand, savings, and money market accounts	28,697	331	1.15%	33,343	278	0.83%
Time deposits	54,297	1,592	2.93%	46,075	1,035	2.25%
Other borrowings	9,852	579	5.87%	5,280	406	7.69%
Total interest-bearing liabilities	92,846	2,502	2.69%	84,698	1,719	2.03%
Noninterest-bearing deposits	14,593			11,919		
Other liabilities	674			1,953		
Total shareholders' equity	6,595			6,458		
Total average liabilities and shareholders' equity	$ 114,708			$ 105,028		
Net interest income and net interest margin		$ 4,621	4.39%		$ 4,667	4.82%

	For the Year Ended December 31,					
	2004			2003		
(Dollars in thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Assets:						
Interest-earning assets:						
Loans	$ 77,290	$ 5,762	7.45%	$ 71,279	$5,421	7.61%
Investment securities	14,815	483	3.26%	9,152	346	3.78%
FHLB stock	281	8	2.68%	200	11	5.50%
Federal funds sold	2,146	26	1.19%	3,840	43	1.12%
Interest-bearing deposits	2,369	107	4.50%	3,843	190	4.93%
Average interest-earning assets	96,901	6,386	6.59%	88,314	6,011	6.81%
Allowance for possible loan losses	(1,268)			(1,100)		
Noninterest-bearing assets	9,396			6,383		
Total average assets	$ 105,028			$ 93,597		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Demand, savings, and money market accounts	33,343	278	0.83%	28,804	242	0.84%
Time deposits	46,075	1,035	2.25%	42,404	1,103	2.60%
Other borrowings	5,280	406	7.69%	6,862	391	5.70%
Total interest-bearing liabilities	84,698	1,719	2.03%	78,070	1,736	2.22%
Noninterest-bearing deposits	11,919			9,005		
Other liabilities	1,953			307		
Total shareholders' equity	6,458			6,215		
Total average liabilities and shareholders' equity	$ 105,028			$ 93,597		
Net interest income and net interest margin		$ 4,667	4.82%		$ 4,275	4.84%

The following tables show changes in interest income and expense as attributable to changes in interest rates versus volume for the periods indicated. Changes not due solely to volume or rate, if applicable, are allocated proportionately between volume and rate.

	For the Six Months Ended June 30, 2006 Versus 2005		
	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$362	$140	$502
Investment securities	91	68	159
FHLB stock	(1)	0	(1)
Federal Funds sold	59	66	125
Interest-bearing deposits	33	16	49
Total interest income	$544	$290	$834
Increase (decrease) in interest expense:			
Demand and savings accounts	$248	$34	$282
Time deposits	289	21	310
Other borrowings	33	(7)	26
Total interest expense	$570	$48	$618
Increase (decrease) in net interest income	$(26)	$242	$216

	For the Year Ended December 31, 2005 Versus 2004		
	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$99	$679	$778
Investment securities	(9)	(30)	(39)
FHLB stock	(10)	3	(7)
Federal Funds sold	42	(3)	39
Interest-bearing deposits	(50)	16	(34)
Total interest income	$72	$665	$737
Increase (decrease) in interest expense:			
Demand and savings accounts	$92	$(39)	$53
Time deposits	372	185	557
Other borrowings	(179)	351	172
Total interest expense	$285	$497	$782
Increase (decrease) in net interest income	$(213)	$168	$(45)

	For the Year Ended December 31, 2004 Versus 2003		
	Change Due to Rate	Change Due to Volume	Total Change
Increase (decrease) in interest income:			
Loans	$(117)	$458	$341
Investment securities	(77)	214	137
FHLB stock	(8)	5	(3)
Federal Funds sold	2	(19)	(17)
Interest-bearing deposits	(10)	(73)	(83)
Total interest income	$(210)	$585	$375
Increase (decrease) in interest expense:			
Demand and savings accounts	$(2)	$38	$36
Time deposits	(164)	96	(68)
Other borrowings	105	(90)	15
Total interest expense	$(61)	$44	$(17)
Increase (decrease) in net interest income	$(149)	$541	$392

Deposits

The bank's primary sources of funds are interest-bearing deposits. The following table sets forth the bank's deposit structure at June 30, 2006 and December 31, 2005 and 2004:

Deposit Structure

	June 30, 2006		December 31, 2005		December 31, 2004	
(Dollars in thousands)	Amount	% Total Deposits	Amount	% Total Deposits	Amount	% Total Deposits
Noninterest-bearing demand	$18,247	17.0%	$14,907	14.3%	$12,058	13.4%
Interest-bearing demand	6,636	6.2%	5,011	4.8%	4,431	4.9%
Money market	26,738	24.9%	17,942	17.2%	18,403	20.4%
Savings	6,175	5.8%	6,141	5.8%	6,624	7.4%
Certificates of deposit	49,474	46.1%	60,495	57.9%	48,566	53.9%
Total deposits	$107,270	100.0%	$104,496	100.0%	$90,082	100.0%

The following table presents a breakdown by category of the average amount of deposits and the weighted average rate paid on deposits for the periods indicated:

	Average Deposits/Rate Paid					
	June 30, 2006		December 31, 2005		December 31, 2004	
(Dollars in thousands)	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid	Average deposits	Avg. Rate Paid
Noninterest-bearing Demand	$16,951	-	$14,593	-	$11,919	-
Interest-bearing demand	6,327	0.37%	5,247	0.19%	3,279	0.15%
Money Market	24,107	2.98%	16,781	1.75%	22,311	1.12%
Savings	6,267	0.49%	6,669	0.42%	7,753	0.30%
Certificates of deposit	54,044	3.71%	54,297	2.93%	46,075	2.25%
Total	$107,696	2.58%	$97,587	1.97%	$91,337	1.44%

The following table indicates, as of the dates indicated, time certificates of deposit by the time remaining until maturity:

(Dollars in thousands)	Certificate of Deposit Maturities		
Under $100,000	June 30, 2006	December 31, 2005	December 31, 2004
Maturity in:			
Three months or less	$6,322	$6,609	$5,604
Over three through six months	4,924	7,255	2,791
Over six through twelve months	4,645	5,377	9,302
Over twelve months	5,026	6,699	3,960
Total	$20,917	$25,940	$21,657
$100,000 and greater			
Maturity in:			
Three months or less	$7,512	$11,760	$5,682
Over three through six months	14,851	7,432	6,303
Over six through twelve months	4,037	13,557	5,997
Over twelve months	2,157	1,624	8,927
Total	$28,557	$34,373	$26,909

The bank's brokered deposits at June 30, 2006 totaled $19.1 million, or 17.8% of total deposits. Of the brokered deposits, $18.9 million is attributable to the bank's Certificate of Deposit Account Registry System (CDARS) program, which is a program offered through the Promontory Interfinancial Network that allows banks to deposit customer's large deposits into other federally-insured financial institutions, in incremental amounts under $100,000, and retain the benefit of FDIC insurance on all of the customer's funds. In return for depositing customer funds into the network, the bank receives equal deposits from other banks in the network. This program is designed to attract new money into the bank from customers with FDIC insurance requirements.

Short-term Borrowings

Short-term borrowings are comprised of federal funds purchased. These instruments generally mature from one to four days following the date of origination. The bank had no federal funds purchased at June 30, 2006 or December 31, 2005, but had $1,000,000 outstanding at December 31, 2004, which carried an interest rate of 2.35%. During the periods ended December 31, 2005 and December 31, 2004, the maximum balance outstanding of federal funds purchased at any month end occurring within each period was $3,500,000, and $2,880,000, respectively. There were no federal funds purchased that were outstanding during the six months ended June 30, 2006. The average balances outstanding during the periods ended December 31, 2005 and December 31, 2004 were approximately $827,000, and $142,000, respectively, carrying weighted average interest rates of 3.46%, and 1.19%, respectively.

Credit Risk Management and Allowance for Loan Losses

Credit risk and exposure to loss are inherent parts of the banking business. Management seeks to manage and minimize these risks through its loan and investment policies and loan review procedures. Management establishes and continually reviews lending and investment criteria and approval procedures that it believes reflect the risk sensitive nature of banking. Loan review procedures are set to monitor adherence to the established criteria and to ensure that on a continuing basis such standards are enforced and maintained.

Management's objective in establishing lending and investment standards is to manage the risk of loss and provide for income generation through pricing policies. To effectuate this policy, the bank prices its loan products at a margin above the prime rate, the treasury constant maturity, and other indices which it constantly monitors.

Management regularly reviews the loan portfolio and determines the amount of loans to be charged off. In addition, management considers such factors as previous loan loss experience, prevailing and anticipated economic conditions, industry concentrations and the overall quality of the loan portfolio. Management uses available information to recognize losses on loans and real estate owned; however, future additions to the allowances may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowances for losses on loans and real estate owned. Such agencies may require the bank to recognize additions to the allowances based on their judgment about information available at the time of their examinations. In addition, any loan or portion thereof that is classified as a "loss" by regulatory examiners is charged-off. For the year ended December 31, 2005, the bank had net loan charge-offs of approximately $181,000 and $95,000 through the first six months of 2006.

The allowance for loan losses is maintained at a level that management considers adequate to provide for estimated losses based on evaluating known and inherent risks in the loan portfolio. The allowance for loan losses is increased by charging operating expense. The allowance is reduced by loans charged off and is increased by provisions charged to earnings and recoveries on loans previously charged-off. The allowance is based on management's periodic evaluation of factors underlying the quality of the loan portfolio, including changes in the size and composition of the portfolio, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

When information confirms that specific loans are uncollectible, these amounts are charged off against the allowance for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has occurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair market value of the collateral is significantly below the loan balance; and there is little or no near-term prospect for improvement.

Allowance For Loan Loss Methodology

In estimating potential credit losses for individually-analyzed loans, all specific, relevant factors affecting repayment will be analyzed. For pools of loans, potential credit losses will be based, to the extent possible, on our historical net charge off rate on such pools or peer experience given like conditions. While we may in part calculate our Allowance for Loan and Lease Losses (ALLL) based on analysis of individual loans and in part based on pooled loans, the ALLL is intended to absorb all potential credit losses and is not segregated for any particular group of loans.

We utilize three separate systems for risk identification: first, a loan grading and review system to risk rate loans; second, a problem loan report to monitor classified loans; third, a loan review system to serve as an audit backup to the bank's loan management system.

At inception and on an on-going basis thereafter, management will prepare a Commercial Loan Grading Sheet to risk rate the loans. Additionally, by following bank collection procedures, a loan's grade/risk rating is reassessed at 60 and 90 days delinquency, the latter requiring conversion to nonaccrual status. All loans are graded on a scale of 1 to 8, with 1 representing "exceptional" loan quality, 5 representing "satisfactory" quality loan, and 8 representing an "uncollectible" loan. For loans that are pooled in each graded segment a reserve ratio is applied with higher reserve ratios required as loan quality deteriorates.

Each month, a "watch list" report of all classified loans is prepared noting additions, deletions or changes. This report includes a listing of all loans classified 5, 6 and 7, along with a summaries of charged off and non-accrual loans. An additional status report of all loans over $100,000 is also prepared.

We review the loan portfolio on a systematic basis. The purpose of the loan review is to provide an audit backup to the bank's loan management process by confirming grade/risk ratings; verifying that loan officers are reporting problem loans properly; confirming that loans are being made in conformance with bank policies, procedures and approvals; determining that there are no documentation or compliance issues; monitoring the workout status of loans on the Problem Loan and Classified Loan Reports; and providing reports to management and the Board Loan Committee.

Smaller loans or loans not severely criticized by the bank's grading and loan review systems are placed in pools with analysis and risk reserve allocation based on a percentage risk factor estimated from statistical loss data, bank experience, and past and present conditions affecting the pools.

A loan downgraded to a 4 (Watch) risk rating or worse would indicate a higher potential credit loss may exist for that loan. Once a loan is downgraded, the bank will evaluate the circumstances, recognize the loss potential and establish an adequate reserve amount to cover the risk, either individually or as part of a pool of loans. Commercial Real Estate loans with risk rating of 6 (Substandard) are individually reviewed based on the strength of the real estate collateral position with appropriate adjustments made in the reserve amount. Any loan downgraded to a 7 (Doubtful) classification, by its nature, contains loss exposure and is placed on non-accrual status. In calculating the reserve, we apply a pooled percentage for these loans, which is then adjusted for individual loan characteristics.

If the risk of loss increases, causing the loan to be re-assessed and re-graded, the pool assignment is changed and the reserve allocation is increased. Through this process, by the time a loan has been downgraded to a risk rating of 8 (Loss), the bank will be reserved at 100 percent of the loan amount.

When the loan is charged off, the loan loss reserve will be decreased by the charge off amount and the loan removed from the bank's balance sheet.

Net charge offs for the periods ended June 30, 2006, December 31, 2005 and December 31, 2004 totaled $95,000, $181,000, and $581,000 respectively. Non performing loans at June 30, 2006, December 31, 2005 and December 31 2004 totaled $244,000, $565,000 and $2.3 million respectively. The improved performance of the loan portfolio, as demonstrated by reduced charge offs and nonaccrual loan totals, enabled us to reduce the required provision for loan loss expense recognized in 2005 to $282,00 and $15,000 in the first six months of 2006 as compared to the $450,000 charged to expense in 2004.

The following table reflects the changes in the Allowance for Loan Losses as well as related information regarding loans outstanding for the periods indicated.

Summary of Credit Loss Experience and Related Information

(Dollars in thousands)	Six months ended June 30, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Allowance for loan losses at beginning of period	$1,258	$1,157	$1,288
Charge-offs:			
Commercial	78	130	413
Real estate construction	-	-	-
Real estate mortgage	-	-	200
Consumer	43	87	38
Total charge-offs	121	217	651
Recoveries:			
Commercial	18	15	61
Real estate construction	-	-	-
Real estate mortgage	-	5	2
Consumer	8	16	7
Total recoveries	26	36	70
Net charge-offs	95	181	581
Provision charged to operations	15	282	450
Allowance for loan losses at end of period	$1,178	$1,258	$1,157
Loans outstanding:			
End of period	$88,463	$88,842	$80,775
Average during the period	$86,407	$86,393	$77,290
Ratio of allowance for credit losses at end of period to:			
Loans outstanding at end of period	1.33%	1.42%	1.43%
Average loans outstanding during the period	1.36%	1.46%	1.50%
Ratio of net charge-offs (annualized) during the period to average loans outstanding during the period	.22%	0.21%	0.75%

The allowance for loan losses is allocated as shown below based on evaluations of past history and the composition of the loan portfolio. Since these factors are subject to change, the current allocation of the allowance is not necessarily indicative of the breakdown of future losses.

Allocation of Allowance for Loan Losses

(Dollars in thousands)	June 30, 2006		December 31, 2005		December 31, 2004	
	Allocation	Percentage	Allocation	Percentage	Allocation	Percentage
Commercial	$130	11.0%	$126	10.0%	$139	12.0%
Real estate	836	71.0%	943	75.0%	890	77.0%
Construction	118	10.0%	126	10.0%	69	6.0%
Consumer	94	8.0%	63	5.0%	59	5.0%
Total	$1,178	100.0%	$1,258	100.0%	$1,157	100.0%

Accrual of interest is discontinued when there is reasonable doubt as to the full, timely collection of interest or principal. When a loan becomes contractually past due 90 days with respect to interest or principal, it is reviewed and a determination is made as to whether it should be placed on nonaccrual status. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to principal and interest and when, in the judgment of management, the loans are estimated to be fully collectible as to principal and interest. Restructured loans are those loans on which concessions in terms have been granted because of a borrower's financial difficulty. Interest is generally accrued on such loans in accordance with the new terms.

The following table sets forth information regarding the bank's non-performing loans on the dates indicated.

Nonaccrual, Past Due and Restructured Loans

(Dollars in thousands)	June 30, 2006	December 31, 2005	December 31, 2004
Loans accounted for on a nonaccrual basis	$96	$513	$2,123
Accruing loans which are contractually past due 90 days or more	148	52	186
Restructured loans	-	-	-
Total	$244	$565	$2,309

As of June, 2006, the bank had seven loans on nonaccrual status. All seven loans are small loans being actively worked by the bank and are all considered fully collectible. For the six months ended June 30, 2006, we recognized $7,175 in interest on these seven loans. The balance as of December 31, 2005 included one large loan making up 61% of the dollar amount outstanding of the eight loans on nonaccrual status at that time. This loan was paid off in full on April 10, 2006. The large total amount of loans on nonaccrual status as of December 31, 2004 was dominated by one large problem loan that was secured by real estate. This loan was paid in full from the sale of property on November 7, 2005.

The following table shows the amount of loans by type that were 90 days or more past due, on nonaccrual status, restructured and lost interest at June 30, 2006, December 31, 2005 and 2004.

Past Due, Nonaccrual and Restructured by Loan Type

(Dollars in thousands)

	Nonaccrual			90 Days or More Past Due			Restructured			Lost Interest		
	6/30/06	12/31/05	12/31/04	6/30/06	12/31/05	12/31/04	6/30/06	12/31/05	12/31/04	6/30/06	12/31/05	12/31/04
Commercial	$66	$219	$24	$94	$50	$10	-	-	-	$8	$1	$1
Real estate	19	290	1,952	49	-	176	-	-	-	1	12	24
Consumer	11	4	147	5	2	-	-	-	-	1	1	1
Total	$96	$513	$2,123	$148	$52	$186	$0	$0	$0	$10	$14	$26

Liquidity Management

The bank has adopted policies to maintain a relatively liquid position to enable it to respond to changes in the financial environment and ensure sufficient funds are available to meet customers' needs for borrowing and deposit withdrawals. Generally, the bank's major sources of liquidity are customer deposits, sales and maturities of investment securities, the use of borrowings through repurchase agreements, Federal Funds purchased, Federal Home Loan Bank (FHLB) advances, and the net cash provided by operating activities. As of June 30, 2006, unused and available lines of credit totaled $14.9 million from FHLB's "Advances, Security and Deposit Agreement" and $6.0 million from correspondent banks. In July 2006, we were granted the right to expand our collateral with the FHLB to include commercial real estate loans. This approval increased our borrowing capacity by $11.8 million, but is not reflected at June 30, 2006. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and unscheduled loan prepayments are not as stable because they are influenced by general interest rate levels, competing interest rates available on other investments, market competition, economic conditions, and other factors. Liquid asset balances include cash, amounts due from other banks, Federal Funds sold, and securities available-for-sale. At June 30, 2006, these liquid assets totaled $27.0 million or 21.7% of total assets as compared to $25.4 million or 20.8% of total assets at December 31, 2005. Total liquid assets of $25.4 million as of December 31, 2005, compare to $19.0 million or 17.6% of total assets at December 31, 2004. Liquidity increased during 2005 as a result of deposit growth from the new branches.

In periods in which deposit growth exceeds loan growth, the excess liquidity is invested in fixed income securities and pledged as collateral for future borrowing needs. Securities may also be sold to fund loan demand or deposit withdrawals. Recently, rising interest rates have decreased the market value of our investment portfolio, thus limiting our willingness to sell securities and realize losses. To the extent of our borrowing capacity, we rely on pledged securities and loans to fund liquidity needs. At the onset of recessions, financial institutions tend to see strong deposit growth, but as the economy improves we compete with alternative investments such as equity securities, mutual funds and real estate investments. The improving economy has drastically increased competition for consumer deposits over the past three years with competition for deposits coming both locally and nationally from banks, credit unions, and investment advisory firms. We have the ability to attract deposits nationally through the QwickRate network, which matches buyers and sellers of certificates of deposit. We pay no transaction fees for QwickRate deposits and they are not considered brokered deposits for regulatory purposes, but we may have to pay higher rates than currently offered to attract deposits.

During the first half of 2006 we did not aggressively compete for certificates of deposits because time deposits have been expensive relative to money market deposits. If loan demand began to out pace deposit growth we would attempt to attract deposits rapidly by posting aggressive rates both locally and nationally. In anticipation that the Federal Open Market Committee will slow or halt the increases in the federal funds rate during 2006, the bank took steps to reduce the overall level of certificate of deposits and aggressively marketed money market accounts. During the first six months of 2006, total deposits grew by $2.8 million which is comprised of a reduction in certificates of $11 million and increases in non-interest demand, interest demand and money market of $3.3 million, $1.6 million and $8.8 million, respectively. We feel that this shift in deposit composition will better position the bank in the event short term interest rates decline. Agency securities maturing in January 2007 total $7.3 million and were purchased to match large certificates of deposit liabilities maturing in this period. The bank has $44 million of certificates of deposit maturing in the next twelve months, some of which may require us to offer higher rates in order to retain the deposits. The average cost of funds related to all certificates of deposits held at the bank for the six month period ending June 30, 2006 is 3.71%. Our average offering rate for six month and 12 month certificates is 4.25% and 4.80%, respectively, as of August 15, 2006. Attracting new deposits for 6 month and 12 month terms may require us to offer rates as high as 5.50%. See "Yields Earned and Rates Paid" tables beginning on page 45 for further analysis of average deposits and rates.

Analysis of liquidity includes a review of the changes that appear in the consolidated statements of cash flows for the period ended June 30, 2006. The statement of cash flows includes operating, investing, and financing categories. Operating activities include net income of $104,947 and net cash outflows of $140,380 from adjustments for non-cash items and changes in cash due to changes in certain assets and liabilities. Investing activities consist primarily of both proceeds from and purchases of securities and the impact of the net growth in loans. Financing activities include the cash flows associated with the change in deposit accounts, changes in long-term and other borrowings, the issuance of trust preferred securities and various shareholder transactions.

The following table summarizes the major sources, uses and changes in cash flows for the three months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004 and 2003:

Cash Flow Analysis

	For the six month period ended June 30,		For the year ended December 31,		
	2006	2005	2005	2004	2003
Operating activities					
Net income	$104,947	$147,538	$672,088	$73,056	$570,060
Non-cash adjustments to net income	163,189	119,447	487,016	556,017	679,390
Changes in other assets and liabilities	(303,569)	93,801	241,924	76,733	(226,560)
Cash flows from operating activities	(35,433)	360,786	1,401,028	705,806	1,022,890
Investing activities					
Net decrease (increase) in investments	(805,293)	3,266,563	(3,612,592)	(2,994,898)	(5,052,776)
Net decrease (increase) in loans	307,514	(4,693,484)	(8,183,578)	(4,514,716)	(13,463,278)
Net decrease (increase) in other assets	(1,280,545)	(40,476)	105,445	(1,829,820)	(4,682,999)
Cash flows from investing activities	(1,778,324)	(1,467,397)	(11,690,725)	(9,339,434)	(23,199,053)
Financing activities					
Net increase (decrease) in deposits	2,774,773	505,687	14,413,279	1,115,879	18,613,489
Net increase (decrease) in borrowings	(119,521)	1,880,924	(1,238,368)	3,326,963	4,660,723
Net increase (decrease) in shareholders' equity	74,152	57,409	62,946	138,780	(356,495)
Cash flows from financing activities	2,729,404	2,444,020	13,237,857	4,581,622	22,917,717
Net changes in cash flows	$915,647	$1,337,409	$2,948,160	($4,052,006)	$741,554

At June 30, 2006, the bank had outstanding unfunded lending commitments of $15.6 million. Nearly all of these commitments represented unused portions of credit lines available to businesses. Based on historical data, management has determined that up to 20% of the aggregate commitments are likely to be fully drawn upon and, accordingly, the aggregate commitments do not necessarily represent future cash requirements. Management believes the bank's sources of liquidity are sufficient to meet likely calls on outstanding commitments, although there can be no assurance in this regard.

The bank's primary and secondary sources of liquidity as of June 30, 2006, are shown below:

Primary Liquidity	
Cash and due from banks	$2,339
AFS securities (estimated unpledged)	568
Federal funds sold and interest bearing deposits with other banks	2,996
Estimated cash flow from loans/securities (90 days)	9,144
Total primary liquidity	15,047
Secondary Sources of Liquidity	
Available balances and lines of credit from correspondent banks	20,416
Total secondary sources of liquidity	20,416
Total primary and secondary liquidity	$35,463

Capital

For regulatory purposes, both the bank and holding company must maintain certain capital ratios. As a single bank holding company, the bank's ratios are most significant. Actual capital amounts and ratios are presented in the following table for both the company and the bank, as well as the regulatory requirements for minimum capital adequacy and the minimum to be considered "well capitalized."

	Actual		Minimum Capital Adequacy		Well Capitalized	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
June 30, 2006						
Total Capital (to risk-weighted assets)						
Albina Community Bancorp	$14,635	14.6%	$8,015	8%	-	N/A
Albina Community Bank	$11,825	12.0%	$7,092	8%	$9,878	10%
Tier I Capital (to risk-weighted assets)						
Albina Community Bancorp	$9,943	9.9%	$4,007	4%	-	N/A
Albina Community Bank	$10,647	10.8%	$3,951	4%	$5,927	6%
Leverage (Tier 1 to average assets)						
Albina Community Bancorp	$9,943	8.0%	$4,994	4%	-	N/A
Albina Community Bank	$10,647	8.6%	$4,927	4%	$6,159	5%
December 31, 2005						
Total Capital (to risk-weighted assets)						
Albina Community Bancorp	$14,491	14.8%	$7,844	8%	-	N/A
Albina Community Bank	$11,669	12.0%	$7,757	8%	$9,697	10%
Tier I Capital (to risk-weighted assets)						
Albina Community Bancorp	$9,687	9.2%	$3,922	4%	-	N/A
Albina Community Bank	$10,456	10.8%	$3,879	4%	$5,818	6%
Leverage (Tier 1 to average assets)						

	Actual		Minimum Capital Adequacy		Well Capitalized	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Albina Community Bancorp	$9,687	8.4%	$4,603	4%	-	N/A
Albina Community Bank	$10,456	8.8%	$4,739	4%	$5,923	5%
December 31, 2004						
Total Capital (to risk-weighted assets)						
Albina Community Bancorp	$13,654	15.4%	$7,067	8%	-	N/A
Albina Community Bank	$10,706	12.5%	$6,869	8%	$8,587	10%
Tier I Capital (to risk-weighted assets)						
Albina Community Bancorp	$8,636	9.8%	$3,534	4%	-	N/A
Albina Community Bank	$9,632	11.2%	$3,435	4%	$5,152	6%
Leverage (Tier 1to average assets)						
Albina Community Bancorp	$8,636	7.9%	$4,365	4%	-	N/A
Albina Community Bank	$9,632	9.2%	$4,183	4%	$5,229	5%

In March 2003, we formed a wholly-owned Connecticut statutory business trust, Albina Statutory Trust I, which issued $4 million of guaranteed, undivided beneficial interests in floating rate Junior Subordinated Deferrable Interest Debentures. These debentures are subject to fixed rate of 6.40% through March 2008, after that date the rate adjusts every three months to the applicable three-month London Interbank Offering Rate plus 3.15% These debentures may be redeemed as of March 2008 and mature in March 2033. The proceeds were used to redeem outstanding Series C Preferred stock, to redeem subordinated debentures, and to fund continued growth.

In May 2004, we formed Albina Statutory Trust II, which issued $2 million in trust preferred securities. These securities are referred to as trust preferred securities. The rate on these debentures adjusts every three months to the applicable London Interbank Offering Rate plus 2.75%, which at December 31, 2005 was 5.23%. These debentures are redeemable after March 2010 and mature in March 2034.

The trust preferred securities qualify as Tier 1 capital under regulatory guidelines, but for financial statement reporting purposes, trust preferred securities are reported as long term debt. For purposes of computing return on average equity and the return on average assets, the trust preferred securities are excluded from equity under generally accepted accounting principles while required payments on the securities are recorded as interest expense.

Our strategic plan involves two possible capital expenditures within the next twelve months. The lease on our administrative space expires December 31, 2007 and we intend to relocate our administrative offices prior to that date. We are exploring alternative strategies for the relocation, ranging from leasing a facility, which will involve tenant improvements of approximately $1.0 million to developing a mixed retail and office facility, at an estimated cost ranging between $4.5 million to $6.0 million. Our strategic plan also includes opening a new branch in Portland, Oregon, at an approximate cost of $750,000 for tenant improvements. Management will pursue opportunities to open additional branch locations in our market in late 2006 and 2007. There are currently no definitive plans for these capital expenditures and our strategy may depend on the success of this offering and the resulting ability to attract additional cash deposits with which to fund the projects.

DIRECTORS AND EXECUTIVE OFFICERS

Information about our Directors

The company's board of directors is currently composed of nine directors who serve staggered three-year terms on the board. Of these directors, four also serve on the bank's board of directors, which in total has seven directors. Directors terms expire as follows: Fisker-Tolbert, Foster and Holden in 2007; Bradshaw, Gilbert, and McKean in 2008; and Dixon, Henderson, and Woolley in 2009.

The following is information about the directors of the company and the bank:

Company Directors

James R. Bradshaw, age 47, has served as a director of the company since 2003 and a director of Albina Community Bank since 1996. Mr. Bradshaw chairs the Audit Committee and serves on the Joint Bank/Bancorp Executive Committee and the bank's Board Loan Committee and Asset & Liability Committee. He has been Vice President and Senior Research Analyst at D.A. Davidson & Co. since 2000 and has served as a director of D.A. Davidson since February 1, 2005. Prior to joining D.A. Davidson, he was Senior Vice President at Pacific Crest Securities, Inc., a Portland based investment banking firm, as an investment research analyst focusing on financial institutions from 1992-1999, and senior bank examiner for the State of California Banking Department from 1984-1990.

John W. "Rocky" Dixon, age 50, was elected to the board in 2006. Mr. Dixon is Co-Founder and Managing Partner of Endeavor Capital (2001-present), where he is responsible for originating and making new investments, monitoring portfolio management, and recruiting and training new associates. From 1985 to 1991 he was West Coast Director of the Earl Kinship Capital Corporation where he worked with venture capital, real estate, gas and oil exploration and retail. He was Co-Founder of Support Technologies (a computer test equipment company) and worked there from 1983 to 1985. Before that time, he worked for Stanley Tools in Marketing and Sales Management. Mr. Dixon sits on numerous boards including Bi Mart Corporation; Michaels of Oregon; Oregon Public Broadcasting; Lewis and Clark College; Oregon Health Sciences University; and the Oregon Wildlife Heritage Foundation. He also serves on the advisory boards of Ecotrust and Three Rivers Conservancy.

Valencia R. Tolbert-Fisker ("Lindy Fisker"), age 47, was elected to the board in 2006. Ms. Fisker works for PGE, Federal Regulatory Affairs, Federal Energy Regulatory Commission (since 2001), where she is responsible for all aspects of interpreting and implementing federal energy regulations, regulatory filings, electric tariff revisions and monitors and submits written corporate comments on proposed federal regulations. She was employed by PGE in the Utility Asset Management Department as Contract Manager and supervisor of administrative support staff (1999-2001); in Transmission Reliability and Services (1996-1999), where she was responsible for FERC regulatory and compliance matters; and as PGE General Counsel from 1994 to 1996. Before her career at PGE, Ms. Fisker worked as a Deputy City Attorney for the City of Portland from 1990 to 1994 in litigation, code enforcement, and advisement. She has served on the Oregon Liquor Control Commission since 2000. Previous directorship positions included: PACE Credit Union Chair (2001-2005); Understanding Racism Foundation (1999-2000); Portland Community Reinvestment Initiative ([non-profit] 1994-1997); and Urban League of Portland (2001-2004).

Ted K. Gilbert, age 54, has served as a director of the company since 1995. Mr. Gilbert serves as a representative of the company on the bank's Real Estate committee. Since 1989 he has been the President of Baron Equities And Resources, Inc., a firm specializing in real estate acquisition and development, and has been actively involved in real estate investment and management since 1973. He is Chairman of HOST Development, Inc., a non-profit developer of affordable home ownership and Chairman of Portland Affordable Housing Preservation Trust.

Bernard V. Foster, age 65, has served as a director of the company since 1996. He is owner and publisher of The Skanner News Group (since 1975) consisting of two newspapers, The Portland Skanner and The Seattle Skanner, and a radio station, KEUG 105.5FM. He is also President of The West Coast Black Publishers Association; served on Oregon's state banking board from 1991 to 1994; a member of the State Board of Pharmacy; Chairman of the African American Alliance for Homeownership; and involved in many community organizations and activities, including the Thanksgiving and Christmas food drives, and the Annual Martin Luther King Jr. Prayer Breakfast.

Michael C. Henderson, age 59, has served as Chairman of the Board of the company since 1995, and has served as Chairman of the Board of Albina Community Bank since 1995. Mr. Henderson is chair of the Joint Bank/Bancorp Executive Committee and serves on the Audit Committee, as well as on the bank Board Loan Committee as an alternate. He was President of Pinemeadow Group, a consumer products company, from 1998 through 2001. He was Chairman of the Board of Prolifiq Software, a digital marketing firm from 2002 to 2004 and served as President and Chief Executive Officer of several Pacificorp subsidiaries, including PacifiCorp Holdings, a diversified holder of financial services, power generation and telecommunications operations from 1995 to 1998. He holds director positions at Longview Fibre, Inc., (2001-present), North Pacific Group, Inc., and Prolifiq Software (2001-present), and was previously a director at Portland Family of Funds.

Sheila D. Holden, age 51, has served as a director of the company since 1994. She became PacifiCorp's Pacific Power Regional Community Manager in 2002; has served as the District, General and Customer Service manager of Pacific Portland Field Operations; led PacifiCorp's local community and business development efforts for 15 years; and helped form River East Progress, Northeast Portland's first local development corporation.

Robert L. McKean, age 54, is President and Chief Executive Officer of the company and of Albina Community Bank and has served as a director of both since 1999. Mr. McKean serves on the Joint Bank/Bancorp Executive Committee, chairs the bank's Real Estate Committee, and serves on the bank's Board Loan Committee and Asset & Liability Committee. He was previously President and Chief Executive Officer of New Century Bank (1997-1999), a bank in organization in Spokane, Washington; President and Chief Executive Officer of United Security Bank (1995-1996), Spokane; Senior Vice President and Manager, Retail Banking Division, Bank One Cleveland, NA (1993-1995); and spent 18 years with Seattle-First National Bank (1975-1993), including 5 years as Regional Vice President, Central Region. He is also the Immediate Past Chairman of the Board for Junior Achievement-Columbia Empire, Inc.; Vice Chair and Chair-elect of the Board of the Community Development Bankers Association; serves on the Boards of N/NE Economic Development Alliance; Immediate Past Chairman of Metropolitan Family Service; Regional Vice-Chair of the National Bankers Association; former director of the Oregon Bankers Association; former Chair of the Interstate MAX Business Support Task Force; and former member of the Multnomah-Washington Counties Regional Investment Board.

Jeana M. Woolley, age 54, has served as a director of the company since 1993, and has served as a director of Albina Community Bank since 1997. Ms. Woolley was elected to the board by our Series A Preferred shareholder, Northeast Portland Community Development Trust. See "SIGNIFICANT SHAREHOLDER." Ms. Woolley serves on the Joint Bank/Bancorp Executive Committee and the Audit Committee and the bank's Board Loan Committee, Asset & Liability Committee, and Real Estate Committee. She has been President and principal of JM Woolley & Associates, a planning and development consulting firm since 1991; Chairperson of the Northeast Portland Development Trust, the company's largest shareholder and the holder of the Series A Preferred Stock; a director of N/NE Economic Development Alliance; a director of the N/NE Workforce Center Board; a director of the Enterprise Zone Business Community Contributions Advisory Board; and a director of the Walker Institute.

Bank Directors

In addition to directors Bradshaw, Henderson, McKean, and Woolley who also serve on the company's board, the following persons are directors of the bank:

Graham C. Bryce, age 65, has served as a director of the bank since 1995. Mr. Bryce is chair of the bank's Board Loan Committee and of the Asset & Liability Committee and serves on the bank's Real Estate Committee. He has been President of QG Investment Company, a real estate investment company, since 1986. Mr. Bryce has extensive prior experience in the banking and financial services industry, holding positions as an officer at Mellon Bank, Wells Fargo Bank and Orbanco Financial Services from 1963 to 1986. He also served as a director of Sprouse-Reitz Stores, Inc., which was liquidated in 1994. For 26 years he has been a Director for Milne Construction Company, which specializes in building concrete mausoleums. Mr. Bryce holds a MBA from Northwestern University.

Howard M. Shapiro, age 74, has served as a director of the bank since its inception in 1994, and is Vice Chairman of the bank's board of directors. Mr. Shapiro serves on the Joint Bank/Bancorp Executive Committee and on the bank's Board Loan Committee. Mr. Shapiro has been an independent business consultant since 1981 and serves on the boards of several charitable and community organizations including the Housing Authority of Portland, the Portland Institution for Contemporary Art and Camp Caldera. He also serves on the board of The Nation Magazine, the Multnomah County Investment Council (since 1998) and Rejuvenation Lamp & Fixture Company (since 2002).

Sheryl Manning, age 47, was appointed as a director of the bank in April 2006. Ms. Manning currently serves on the board of the Metropolitan Exposition Recreation Commission (beginning Jan. 2003), which manages regional facilities, including the Oregon Convention Center, the Portland Exposition Center and the Portland Center for the Performing Arts; and the board of Classic Wines Auction, Inc., a non-profit entity that raises money for children and families in the Portland metropolitan area. Ms. Manning worked as a senior manager with Arthur Anderson from 2000-2002, where she was involved with business development for key accounts. She worked for Arthur Anderson LLP from 1987-1990, and Coopers & Lybrand LLP (now PricewaterhouseCoopers) from 1981 to 1987 where she administered audit and special project engagements for a broad range of clients, ranging from small start-up companies to large publicly-held companies, with strong concentrations in technology and manufacturing companies, and financial reporting and SEC filings.

No director or executive officer of the company or the bank has a direct family relationship with another director or executive officer of the company or the bank. The board of directors has reviewed each board member's relationship to the company to determine board independence, and has determined that all directors other than Mr. McKean are independent.

Board Committees

The company's board has two committees: the Joint Bank/Bancorp Executive Committee and the Audit Committee. The Executive Committee, which meets when needed throughout the year, serves as the Compensation Committee and otherwise fulfills functions for the boards of directors of the company or the bank when the full boards are not scheduled to meet. Members include Messrs. Henderson (Chair), Bradshaw, McKean, Shapiro, and Ms. Woolley. The Audit Committee reviews the scope of internal and external audit activities and the results of the company's annual audit. The Audit Committee meets quarterly. Audit Committee members include Messrs. Bradshaw (Chair) and Henderson, and Ms. Woolley.

The bank's board has four committees: the Joint Bank/Bancorp Executive Committee, the Board Loan Committee, the Asset & Liability Committee and the Real Estate Committee. The Bank Board Loan Committee approves loans in excess of management's approval authority, reviews the loan portfolio for safety and soundness, monitors concentrations in industry and loan types, and oversees the bank's loan policy. The Board Loan Committee meets at least monthly. Members of the Bank Board Loan Committee include Messrs. Bryce (Chair), Bradshaw, Henderson (as alternate), McKean, and Shapiro and Ms. Woolley. The Asset & Liability Committee monitors compliance with the board's established guidelines for asset and liability management and reviews and approves investments. This committee meets quarterly. Its members include Messrs. Bryce (Chair), Bradshaw, McKean and Ms. Woolley. The bank's Real Estate Committee reviews potential real estate acquisitions or lease arrangements for new branch, administrative office, or ATM locations and meets as needed. This committee's members include Messrs. McKean (Chair), Bryce, and Gilbert (as representative from the company's board of directors), and Ms. Woolley.

Information about our Executive Officers

In addition to Robert McKean, President and CEO, the bank has three other executive officers:

Cheryl L. Cebula, age 54, has served as Senior Vice President and Chief Operating Officer of the bank since November 2003. Ms. Cebula was promoted to Executive Vice President in February 2005. Prior to joining the bank, Ms. Cebula was Senior Vice President and Manager of Operations for Bank of the Northwest/Pacific Northwest Bank (1998-2003). She has 30 years experience in the banking industry, including Senior Vice President role at U.S. Bank (1993-1998). Ms. Cebula serves on the board of Young Audiences of Oregon and Southwest Washington.

Greg Froman, age 58, joined the bank as Senior Vice President and Chief Credit Officer in March of 2005. Prior to joining the bank, Mr. Froman was Vice President and Relationship Manager with KeyBank's Commercial Banking Division in Portland from 2004 to 2005. Mr. Froman's banking experience spans more than 31 years, including 29 years with US Bank of Oregon (1975–2004). At US Bank, Mr. Froman held a number of senior credit and lending positions. Mr. Froman serves as a member of the board of directors of Junior Achievement – Columbia Empire, Inc.

James J. Schlotfeldt, age 43, joined the bank in April 2006 as Senior Vice President and Chief Financial Officer. Before joining the bank, Mr. Schlotfeldt served as Chief Financial Officer of Unitus Community Credit Union in Portland, Oregon since 1998 and was a Fiscal Affairs Manager with Unitus from 1992 to 1998. From 1985 to 1992 Mr. Schlotfeldt was employed by Liberty Northwest Insurance Corporation, holding various accounting positions including Assistant Controller. Mr. Schlotfeldt is a Certified Public Accountant, licensed in the State of Washington.

Mark Yee, age 41, joined the bank on June 14, 2006 as Senior Vice President and Chief Lending Officer. Mr. Yee began his banking career with US Bancorp in 1982 starting as a work/college trainee. After stints in commercial lending and branch management, he left US Bancorp in 1999 to work for Portland Teacher's Credit Union as a Branch Manager. Mr. Yee returned to US Bancorp in 2001 as Vice President and Sales Manager for Small Business Banking. He was then promoted in 2004 to Senior Vice President and Regional Manager for Small Business Banking. Mr. Yee has over 23 years experience in banking, including 11 years of commercial lending and five years of branch management experience.

MANAGEMENT COMPENSATION AND TRANSACTIONS

Compensation of Directors and Officers

Directors. Each outside director of the company and of the bank receives $500 for each board meeting attended and $200 for each committee meeting attended. In 2003, each director, including inside directors, received options to purchase 1,649 shares of common stock at an exercise price of $5.45 per share (adjusted for all subsequent stock dividends), all of which are fully vested. In 2004, each director, including inside directors, received an option to purchase 1,239 shares of common stock at an exercise price of $6.82 per share (adjusted for all subsequent stock dividends). These options grants were for a period of 10 years, vesting over a three year period and the exercise price was set at the fair market value at the date of grant. Directors are entitled to participate in the company's health insurance plan.

Executive Officers. The following table sets forth the aggregate compensation paid by Albina Community Bank to its three most highly paid executive officers during 2005 and the aggregate estimated compensation for 2006. Executives do not receive additional compensation for their service to the holding company.

Name Of Individual Or Identity Of Group	Capacities In Which Remuneration Was Received	2005 Aggregate Compensation	2006 Estimated Compensation
Robert McKean	President and Chief Executive Officer (1) (2)	$179,231	$250,319
Cheryl Cebula	EVP, Chief Operating Officer	$136,692	$173,975
Greg Froman	SVP, Chief Credit Officer (3)	$71,981	$152,766

(1) Serves in the same capacities for both Albina Community Bancorp and Albina Community Bank.
(2) Included in this amount for Mr. McKean is $8,897 for his car allowance and related taxes.
(3) Mr. Froman joined the company in April 2005.

Employment Contracts

The company has entered into an employment agreement with our Chief Executive Officer, Robert McKean, dated April 1, 2005. The agreement expires April 1, 2009, subject to the company's option to renew. The agreement provides that in addition to his base salary, Mr. McKean is entitled to receive an after-tax auto allowance of $600 per month, five weeks vacation per year, life insurance, and is entitled to participate in a performance-based bonus plan with a target bonus of 40% of his base salary of $172,500. Either party may terminate the agreement without cause on 60 days notice. If Mr. McKean is terminated by the company without cause he will be entitled to a lump sum severance payment equal to his annual base salary. If he is terminated without cause within 12 months after a change in control, his severance payment is two times his annual base salary. A change in control is defined as any person or group acquiring 25% or more of the voting power (not including Northeast Portland Community Development Trust); removal of a majority of the board of directors, or a plan of merger in which the existing shareholders of the company do not continue to own a majority of the shares of the resulting entity following the merger. If Mr. McKean resigns within 60 days following a material reduction in the scope of his position, duties, responsibilities or authority, he will receive a severance payment equal to two times his annual base salary. His receipt of severance payments is conditioned on his releasing all claims against the company and the bank.

The bank entered into an employment agreement with its Chief Operating Officer, Cheryl Cebula dated May 31, 2006, which expires May 31, 2008. Ms. Cebula is entitled to participate in a performance-based bonus plan with a target bonus of 30% of her base salary of $130,000. If she is terminated by the bank without cause, she is entitled to a severance payment of 50% of her annual base salary. If she is terminated without cause after a change in control or resigns within 60 days following a material reduction in the scope of her position, duties, responsibilities or authority, she will receive a severance payment equal to her annual base salary. Her receipt of severance payments is conditioned on her releasing all claims against the company and the bank.

The bank has also entered into Salary Continuation Agreements with both Mr. McKean and Ms. Cebula, which provide benefits following their respective retirements. If Mr. McKean retires after age 65, he is entitled to an annual benefit of $126,000 paid over 10 years. If Ms. Cebula retires after age 65, she is entitled to an annual benefit of $69,000 paid over 10 years. The annual retirement benefits are subject to a 3% annual increase. Both agreements provide that if the executive retires early, but after the vesting date (which is January 1, 2007 for Mr. McKean and November 10, 2008 for Ms. Cebula), the executive will be entitled to a benefit paid over 10 years commencing after the executive attains normal retirement age, in an annual amount determined by calculating a 10-year fixed annuity based on the amount the bank has accrued for the benefit as of the date of the executive's retirement. Interest is credited on the unpaid accrual balance at the discount rate and the benefit amount increases 3% annually. If the executive's employment is involuntarily terminated after the vesting date, but before the executive's normal retirement age, the executive will be paid a lump sum benefit within 60 days after termination in an amount based on the date the executive is terminated. In the event of the executive's permanent disability, the executive will receive a lump sum benefit, the amount of which depends on the date the executive becomes disabled and will be paid within 60 days after attaining normal retirement age. In the event the executive is terminated within 12 months after a change in control, the benefit is paid in lump sum within 60 days after the executive attains normal retirement age. No benefit is paid if the executive is terminated for cause.

The company and the bank have also entered into a Special Compensation Agreement with director Michael Henderson, dated February 17, 2005, in consideration for his services as interim Chief Executive Officer prior to the retention of the current CEO. The agreement provides for Mr. Henderson's eligibility to participate in all group medical insurance programs offered by the bank generally available to employees. His spouse and dependent children may also participate. The company pays the full cost of premiums for he and his spouse. In the event the company terminates the policy or Mr. Henderson becomes ineligible to participate, the company will reimburse him for premiums until such time as he is eligible for Medicare. After age 65, he and his spouse, at the company's expense, are entitled to participate in a Medicare Supplemental Insurance policy for the remainder of his life. Under the agreement, Mr. Henderson's outstanding incentive stock options were also exchanged for nonqualified stock options.

The bank has committed to entering into a written employment agreement with its new Chief Lending Officer, Mr. Mark Yee, which is substantially similar in form to the other employment agreements. Under the proposed terms, Mr. Yee would receive a beginning base salary of $120,000 and would be eligible to participate in a performance-based bonus plan with a target bonus of 30% of his base salary, with a minimum bonus of $20,000 for 2006. The bank has also committed to offering Mr. Yee a supplemental executive retirement plan under which he would receive payments starting at age 65 or in the event of a change in control, death, or early retirement, subject to a vesting schedule. Subject to the Executive Committee's approval, he will also receive options to purchase 5,000 shares of our common stock which will vest over three years and expire ten years from the date of grant. The exercise price will be based on a determination of fair market value as of the date of grant.

Equity Compensation Plans

Employee Stock Purchase Plan

During 2003, we implemented an employee stock purchase plan (ESPP) for the benefit of employees. The ESPP reserved 27,225 shares (as adjusted for the stock dividends) for sale to employees pursuant to the ESPP. The ESPP allows participation of all employees over the age of eighteen who have worked at the bank at least six months for at least twenty hours per week. Participating employees defer compensation in amounts ranging from 1% to 10% of their eligible compensation to purchase stock on a quarterly basis at a price determined by the board of directors subsequent to each calendar quarter-end. The ESPP price is defined as the lesser amount of 85% of the fair market value of Albina's stock at the beginning or end of the calendar quarter. Due to the low volume of trading in the stock which has limited available information on the stock's market value, the board has consistently set the price at 85% of the per-share book value at quarter-end rounded to the nearest $0.25. The last sale of shares under the ESPP occurred as of March 31, 2006. Effective with the price set for the purchases on March 31, 2006, the board adopted a revised approach for setting the price. This methodology uses 100% of the average price of trades over the last 12 months rounded to the next highest $0.25. In total, 2,734 shares (as adjusted for stock dividends) have been issued under the ESPP and there are 24,491 available shares under the ESPP. The ESPP terminates on December 31, 2012.

Stock Option Plans

The company maintains two equity compensation plans: the 2001 Stock Option Plan and the 2005 Stock Incentive Plan. The purpose of these plans is to enable the company and the bank to attract and retain the services of people with training, experience, ability and to provide additional incentive to employees and directors by giving them an opportunity to participate in the ownership of the company.

2001 Stock Option Plan

The 2001 Stock Option Plan was approved by the company's board of directors on March 29, 2001 and approved by the shareholders at the annual meeting in April, 2001. The plan authorized the issuance of options covering 136,125 shares (after adjustments for stock dividends). Options to purchase 74,609 shares of common stock are currently outstanding under this plan, all of which are currently exercisable. Of the outstanding options, 8,251 are for incentive stock options. The exercise prices for these options range from $2.75 to $6.82. Since the adoption of the 2005 Stock Incentive Plan, no additional shares may be issued under the 2001 Plan.

2005 Stock Incentive Plan

The 2005 Stock Incentive Plan was approved by the company's board of directors on February 17, 2005 and approved by the shareholders at the annual meeting on April 21, 2005. The plan terminates on February 17, 2015. The plan authorizes the issuance of awards covering 150,000 shares (after adjustments for stock dividends). The 2005 Plan authorizes the granting of incentive stock options, nonqualified stock options and restricted stock. Incentive stock options may be granted to any employee; nonqualified stock options and restricted stock may be granted to any employee, director, or other individual who has performed or will perform services for the company. In the event any outstanding options expire without being exercised, or if a restricted stock grant is forfeited, the unexercised shares formerly subject to that option or forfeited shares previously subjected to a restricted stock grant would again become available for stock options and restricted stock grants. The 2005 Plan limits the number of shares authorized for issuance as incentive stock options to 30,000. The 2005 Plan limits the number of shares that can be granted to an individual in any calendar year to 20,000 or 30,000 in the calendar year in which the individual is hired or joins the board of directors.

Each award must be covered by a written agreement that sets forth the terms and conditions of the award as determined in the sole discretion of the board of directors.

Options are designated as either "Incentive Stock Options," as defined in Section 422 of the Internal Revenue Code, or "Non-Qualified Stock Options" and are exercisable at a per share price of not less than 100% of the fair market value of the common stock on the date of the grant. Incentive Stock Options granted to any person with beneficial ownership of 10% or more of the outstanding shares must be exercisable at a per share price of not less than 110% of the fair market value of the common stock on the date of the grant.

Options are exercisable for a set period of time not to exceed ten years from the date of the grant, and may be subject to a vesting schedule under which the options become incrementally exercisable over a period of time. Options expire ten years after the date of grant and are subject to earlier cancellation in the event an optionee ceases to be an employee. The 2005 Plan permits, at the discretion of the board of directors, the option holder to pay the exercise price of any options with cash or by authorizing a duly registered and licensed broker-dealer to sell the shares to be issued upon such exercise and remit a sufficient portion of the proceeds to pay the exercise price.

Options may be exercised only while the recipient is employed, or is serving as a director, or within 90 days after termination of service unless the person is disabled or dies, in which case all stock options terminate after one year from the date of the disability or death. Non-qualified stock options are not transferable except by gift to immediate family or by will or the laws of descent and distribution. Incentive stock options are not transferable except by will or the laws of descent and distribution.

Shares granted under restricted stock grants vest over time or upon achievement of performance-based criteria. If a restricted stock grant is forfeited due to termination of employment or failure of a condition for vesting, the company may repurchase unvested shares at a nominal price.

In the event the company's stock changes due to a stock split, dividend, combination, reclassification or similar change in capital structure effected without the receipt of consideration, appropriate adjustments will be made in the number of shares authorized under 2005 Plan, the number of shares of stock subject to outstanding stock options, and the exercise price of outstanding stock options.

In the event of a change of control, liquidation or dissolution, all outstanding stock options will become immediately exercisable fifteen days prior to the event and will continue to be exercisable for 45 days after the event, unless as an express term of the transaction, adequate provision is made for the continuation of the rights of holders of each outstanding option after the consummation of the transaction.

There are outstanding options to purchase 15,000 shares under the 2005 Plan, 8,250 of which are currently exercisable. The exercise prices for these options range from $9.83 to $14.67.

Stock Options

As of July 31, 2006 there were options to purchase 89,609 shares of our common stock outstanding, of which options to purchase 88,838 shares of our common stock are held by directors and executive officers, as listed below.

Name of Holder	Grant Date	Number of Shares Covered by Outstanding Options	Exercise Price	Expiration Date
Robert McKean	4/30/99	18,151	$2.75	4/1/09
Robert McKean	6/15/01	9,076	$3.86	6/15/11
Robert McKean	1/1/03	1,649	$5.54	1/1/13
Michael Henderson	1/1/03	1,649	$5.54	1/1/13
Howard Shapiro	1/1/03	1,649	$5.54	1/1/13
Ted Gilbert	1/1/03	1,649	$5.54	1/1/13
Sheila Holden	1/1/03	1,649	$5.54	1/1/13
Bernie Foster	1/1/03	1,649	$5.54	1/1/13
Jeana Woolley	1/1/03	1,649	$5.54	1/1/13
Graham Bryce	1/1/03	1,649	$5.54	1/1/13
Jim Bradshaw	1/1/03	1,649	$5.54	1/1/13
Cheryl Cebula	11/10/03	8,250	$6.97	11/10/13
Robert McKean	4/15/04	8,251	$6.82	4/15/14
Robert McKean	4/15/04	1,239	$6.82	4/15/14
Michael Henderson	4/15/04	4,124	$6.82	4/15/14
Michael Henderson	4/15/04	1,239	$6.82	4/15/14
Howard Shapiro	4/15/04	1,239	$6.82	4/15/14
Ted Gilbert	4/15/04	1,239	$6.82	4/15/14
Sheila Holden	4/15/04	1,239	$6.82	4/15/14
Bernie Foster	4/15/04	1,239	$6.82	4/15/14
Jeana Woolley	4/15/04	1,239	$6.82	4/15/14
Graham Bryce	4/15/04	1,239	$6.82	4/15/14
Jim Bradshaw	4/15/04	1,239	$6.82	4/15/14
Greg Froman	4/22/05	7,500	$9.83	4/22/15
James Schlotfeldt	4/27/06	7,500	$14.67	4/27/16

The number of shares covered or called for by the options previously issued and proposed to be issued to the employees, directors, and other affiliates will not exceed 15% of the total number of shares outstanding at the completion of this offering for a one-year period commencing on the effective date of this offering.

Transactions with Management

From time to time, some of the directors and officers of the bank and the company, members of their immediate families, and firms and corporations whom they are associated with do business with us. All transactions with officers, directors and shareholders holding 5% or more of our stock must be on terms as favorable to us as those generally available from unaffiliated third parties. Business between the bank and its directors and officers involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of June 30, 2006, the aggregate outstanding amount of all loans to officers and directors, or to entities with which they are affiliated, was approximately $3.47 million, of which 86.3% was secured by real estate, 0.2% was secured by a certificate of deposit, and 13.5% was unsecured. The following transactions not involving loans, have been ratified by a majority of the independent directors who did not have an interest in the transaction and had access, at the Company's expense, to the Company's or independent legal counsel.

Director Ted Gilbert acts as a real estate broker representing the bank in leasing and purchasing of branch locations and, upon consummation of real estate transactions, is paid a commission by the lessor or seller. Mr. Gilbert receives no commissions from the company or the bank. Over the past two years, Mr. Gilbert has received commissions related to transactions involving Albina Community Bank totaling approximately $70,000.

From time to time, the bank advertises in the Skanner Newspaper, which is published by director Bernie Foster. In the past two years, the bank has paid $1,700 to the Skanner Newspaper for advertising.

Director Jim Bradshaw is a director of D.A. Davidson & Co., the placement agent for this offering. See "PLAN OF DISTRIBUTION – Placement Agent."

Limitation of Director Liability

Albina Community Bancorp's Articles of Incorporation provide, among other things, for the elimination of certain liabilities of directors for monetary damages unless precluded by Oregon law. A director will not be personally liable to the corporation or its shareholders for monetary damages arising out of that director's breach of his or her fiduciary duty of care, except to the extent that Oregon law does not permit exemption from such liabilities. A director remains potentially liable for monetary damages for: (a) any breach of that director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) an improper distribution under Oregon law; or (d) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Our Articles of Incorporation also provide that the corporation will indemnify any officer or director if he or she has been successful on the merits, or otherwise, in the defense of any action, suit or proceeding to which that person is a party by reason of the fact that he or she was a director or officer. Additionally, the Articles of Incorporation provide that each officer of director shall be indemnified for expenses, judgments and settlements in the case of actions other than those brought by or in the name of the company, even though the director or officer was not successful in his defense if he or she acted in good faith, did not engage in intentional misconduct and, with respect to a criminal action or proceeding, did not know his or her conduct was unlawful.

STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Class A Common Stock, and as of the closing of this offering based on non-binding indications of intent to purchase shares in this offering, Class B Common Stock, Series A Preferred Stock and Series B Preferred Stock as of July 31, 2006 by: (a) each director; (b) the executive officers; (c) all executive officers and directors as a group; and (d) each person who is known by the company to own beneficially more than 5% of the common stock. Each named beneficial owner has sole voting and investment power with respect to the shares listed unless otherwise indicated.

Name	Shares Owned Before the Offering	% of Shares Outstanding**	Expected to be Owned if Maximum Offering Sold	% of Shares Outstanding Expected if Maximum Offering Sold**
Directors & Executive Officers:				
Class A Common Stock				
Robert L. McKean, President and CEO, Director [1] [2]	92,515	16.57%	109,182	11.20%
Michael C. Henderson, Chairman [1] [3]	24,419	4.63%	24,419	2.59%
James R. Bradshaw, Director [1] [4]	18,336	3.51%	22,503	2.40%
Bernard V. Foster, Director [1] [5]	16,805	3.21%	16,805	1.79%
Ted K. Gilbert, Director [1] [6]	16,500	3.15%	16,500	1.76%
Howard M. Shapiro, Bank Director [1] [7]	16,500	3.15%	24,833	2.64%
Graham C. Bryce, Bank Director [1] [8]	11,138	2.13%	15,305	1.63%
John W. Dixon, Director	9,075	1.75%	9,075	*
Cheryl L. Cebula, EVP, COO[1] [9]	8,250	1.56%	8,667	*
Greg Froman, SVP, CCO[1] [10]	5,250	1.00%	5,250	*
Jeana M. Woolley, Director [1] [11]	4,142	*	4,142	*
Sheila D. Holden, Director [1] [12]	3,069	*	3,069	*
Valencia R. Tolbert-Fisker, Director	--	--	--	*
James J. Schlotfeldt, CFO	--	--	417	*
All Executive Officers and Directors as a group (13 persons)	225,999	37.73%	260,167	25.62%
Other Security Holders: * **				
Class A Common Stock				
Legacy Emanual Hospital and Health Center[13]	69,574	13.38%	69,574	7.43%
Class B Common Stock				
Community Development Financial Institutions Fund[14]	68,542	78.81%		
Wells Fargo Bank, N.A. [15]	18,424	21.19%		
Series A Preferred				
Northeast Portland Community Development Trust[1]	16,300	100%		
Series B Preferred				
The Oregon Community Foundation[16]	5,018	58.91%		
Meyer Memorial Trust[17]	2,000	23.48%		
The Collins Foundation[18]	1,000	11.74%		
Bank of America, NA, Trustee, Ralph L. Smith Foundation[19]	500	5.87%		

* Less than 1% of the company's outstanding Class A Common Stock.

** Percentage of class is based on 519,985 shares of Class A Common Stock outstanding at July 31, 2006. For purposes of calculating the percentages, the individual's stock options exercisable within 60 days are included in the denominator. The post-offering estimate assumes the issuance of 416,666 shares in this offering.

*** With the exception of Wells Fargo Bank, N.A., all of the holders of Class B Common Stock, Series A Preferred, and Series B Preferred are non-profit institutions.

(1) The business address of each beneficial owner is 2002 NE Martin Luther King Blvd., Portland, OR, 97212.

(2) Includes 8,263 shares held directly; 45,681 shares held in an IRA; 124 shares held by Mr. McKean for the benefit of his three grandchildren who are minors, 81 shares held for the benefit of his two children; and 38,366 shares that could be acquired within 60 days by exercise of stock options.

(3) Includes 4,537 shares held directly; 12,870 shares held by Mr. Henderson's spouse; and 7,012 shares that could be acquired within 60 days by exercise of stock options.

(4) Includes 15,448 shares held by Mr. Bradshaw or his spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(5) Includes 13,917 shares held jointly in trust with Mr. Foster's spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(6) Includes 13,612 shares held jointly by Mr. Gilbert and his spouse and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(7) Includes 6,352 shares held jointly by Mr. Shapiro and his spouse; 3,630 shares held by his son; 3,630 shares held by his daughter; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(8) Includes 4,125 shares held directly; 4,125 shares held in an IRA for benefit of Mr. Bryce's spouse; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(9) Includes 8,250 shares that could be acquired within 60 days by exercise of stock options.

(10) Includes 5,250 shares that could be acquired within 60 days by exercise of stock options.

(11) Includes 924 shares held directly; 330 shares held by her son; and 2,888 shares that could be acquired within 60 days by exercise of stock options.

(12) Includes 181 shares held directly and 2,887 shares that could be acquired within 60 days by exercise of stock options.

(13) The business address of Legacy Emanuel Hospital and Health Center is 1919 NW Lovejoy, Portland, OR 97209.

(14) The business address of Community Development Financial Institutions Fund is 601 13th St. NW, Suite 200S, Washington, DC 20005.

(15) The business address of Wells Fargo Bank, N.A. is 401 B Street, Suite 304-A, San Diego, CA 92101. Wells Fargo Bank, N.A. is a subsidiary of Wells Fargo & Company. The only over 5% shareholder of Wells Fargo & Company is Berkshire Hathaway Inc., 1440 Kiewit Plaza, Omaha, Nebraska 68131 controlled by Warren E. Buffet.

(16) The business address of The Oregon Community Foundation is 1221 SW Yamhill St., Portland, OR 97205.

(17) The business address of Meyer Memorial Trust is 425 NW 10th Ave., Portland, OR 97209.

(18) The business address of The Collins Foundations is 1618 SW First Ave., Suite 505, Portland, OR 97201.

(19) The business address of Bank of America, NA, Trustee, Ralph L. Smith Foundation is 411 N. Akard St., 5th Floor, Dallas, TX 75201.

SIGNIFICANT SHAREHOLDER

The Northeast Portland Community Development Trust (the "Trust"), a non-profit, limited-life charitable trust, was created on December 1, 1993, for the purpose of receiving the balance of the settlement funds after payment of expenses incurred during the organization of the bank, including expenses incurred in connection with raising the initial capital of the company. The Trust is a registered bank holding company pursuant to the Bank Holding Company Act of 1956, as amended, as a consequence of its ownership of all of the company's Series A Preferred Stock, which carries special voting rights. See "DESCRIPTION OF CAPITAL STOCK."

The Trust is entitled to elect up to 25% of the directors of the company, and in any event, at least two directors. Currently one of the trustees, Jeana Woolley, serves as a director of the company and the Trust reserves the right to elect a second director. The directors elected by the Trust need not be trustees of the Trust, but are expected to be persons who live or work in the North/Northeast Community, or otherwise represent an interest in such area. However, no specific qualifications are imposed upon the selection of such directors except the age limitation applicable to all directors.

The Declaration of Trust appoints four trustees who are elected at each annual meeting of the Board of Trustees. Trustees are elected by all currently serving trustees.

DESCRIPTION OF CAPITAL STOCK

The following description of the company's capital stock sets forth the material aspects of each class. This description is qualified by reference to the relevant provisions of the company's articles of incorporation and bylaws.

Authorized Stock

The authorized capital stock consists of 5,000,000 shares divided into 4,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The board of directors is authorized to issue or sell additional capital stock of the company, at its discretion and for fair value, and to issue future cash or stock dividends, without shareholder approval.

Common Stock

The authorized Common Stock consists of 3,000,000 shares, without par value, of Class A Voting Common Stock ("Common Stock") and 1,000,000 shares, without par value, of Class B Non-Voting Common Stock ("Class B Common Stock"). As of the date of this Offering Circular, there were 519,985 shares of Class A Common Stock outstanding, and 86,966 shares of the Class B Common Stock outstanding. Other than as set forth below, shares of the Common Stock and Class B Common Stock each have the same rights to the assets of the company upon liquidation, subject to any liquidation preference of any Preferred Stock which may be outstanding. There are no preemptive rights to acquire additional securities that the company may issue.

Each share of Common Stock is entitled to one vote on all matters presented for shareholder vote, including the election of directors, subject to the special voting rights of the holders of the Series A Preferred Stock. Shareholders do not have the right to accumulate votes in the election of directors.

Shares of Class B Common Stock have no voting rights other than as required by law, but are otherwise in all respects identical to shares of Class A Common Stock. Under Oregon law, shareholders who are not otherwise entitled to vote are nevertheless entitled to vote on any amendment to the articles of incorporation which may adversely affect their rights as shareholders by, for example, authorizing additional shares of the same class, altering the par value, dividend or liquidation preferences, creating a class of shares with dividend or liquidation preferences equal or senior to shares of that class, or reclassifying shares of that class into shares of another class.

The holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Rights to receive dividends on the Common Stock are subject to the prior rights of shares of Preferred Stock then outstanding, if any.

Preferred Stock

The company is currently authorized to issue up to 1,000,000 shares of Preferred Stock, without par value, of which 24,818 are outstanding. The board of directors has the authority to issue Preferred Stock in one or more series, and to designate the preferences, limitations and relative rights of the shares of any such series without any further vote or action of the shareholders. The board also has the authority to determine the liquidation and dividend rights of any Preferred Stock that may be issued, including the priority of such rights over the liquidation and dividend rights of holders of the Common Stock. The company will not offer preferred stock to any directors, officers, shareholders holding 5% or more of our stock or any of their affiliates or associates unless the offering is on the same terms as offered to all other existing shareholders or new shareholders, or if the transaction is ratified by a majority of the disinterested independent directors who have access, at the company's expense, to the company's or independent legal counsel.

Series A 1% Preferred Stock

There are 20,000 shares of Preferred Stock designated as Series A 1% Preferred Stock ("Series A Preferred"), of which 16,300 shares outstanding as of the date of this Offering Circular. The Series A Preferred carries a liquidation preference of $1.00 per share, and liquidation participation rights at ten times the amount distributable on liquidation with respect to the Common Stock up to a maximum liquidity amount of $100.00 per share of Series A Preferred. The Series A Preferred thus participates with the Common Stock and the Series B Preferred Stock in any loss of shareholder equity if the amount to which it would be entitled upon liquidation is less than $100.00. The Series A Preferred is entitled to a non-cumulative annual dividend of $1.00 per share, when and as declared by the Board of Directors, which must be paid in any year a cash dividend on the Common Stock is declared.

The Articles of Incorporation provide that the holder of the Series A Preferred has the right to elect directors representing 25% of the total number of directors to be elected, disregarding any fraction, but in any event, no fewer than two directors. With respect to such board positions, only holders of Series A Preferred shall be entitled to vote for nominees or their replacements. All directors, including those elected by the holders of the Series A Preferred, serve staggered three-year terms of office. Holders of the Series A Preferred have no other voting rights except as otherwise provided by Oregon law. As of the date of this Offering Circular, all outstanding shares of the Series A Preferred were held by the Northeast Portland Community Development Trust.

Series B 1% Non-Voting Preferred Stock

The Articles of Incorporation designate 10,000 shares of the Preferred Stock as Series B 1% Non-Voting Preferred Stock ("Series B Preferred"). The Series B Preferred has no voting rights except as provided by Oregon law, but is in all other respects identical to and on parity with the Series A Preferred. There are 8,518 shares of Series B Preferred outstanding as of the date of this Offering Circular.

Series C 10% Non-Voting Convertible Preferred Stock

The Articles of Incorporation designate 10,000 shares of the Preferred Stock as Series C 10% Non-Voting Convertible Preferred Stock ("Series C Preferred"), none of which shares were outstanding as of the date of this Offering Circular. The Series C Preferred has a liquidation preference of $100.00 which is on parity with the liquidation preferences of the Series A and Series B Preferred, and prior to the liquidation participation of the Series A and Series B Preferred with the Common Stock liquidation rights, but otherwise has no liquidation participation. The Series C Preferred is entitled to a non-cumulative annual dividend of $10.00 per share, when and as declared by the Board of Directors, which must be paid in any year a cash dividend on the Common Stock is declared. The Series C Preferred has no voting rights except as provided by Oregon law. Each share of the Series C Preferred is convertible into ten shares of Common Stock, up to a maximum of 4.99% of the Common Stock then outstanding. To the extent the conversion of shares of Series C Preferred would result in the issuance in aggregate of more than 4.99% of the then outstanding Common Stock, shares of Class B Common Stock will be issued.

SUPERVISION AND REGULATION

The following discussion is only intended to provide brief summaries of significant statutes and regulations that affect the banking industry and therefore is not complete. Changes in applicable laws or regulations, and in the policies of regulators, may have a material effect on our business and prospects. We cannot accurately predict the nature or extent of the effects on our business and earnings that fiscal or monetary policies, or new federal or state laws, may have in the future.

Federal Bank Holding Company Regulation

Albina Community Bancorp is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended (the "BHCA"), and is therefore subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve"). In 2005, the Company became a financial holding company, which status permits it to acquire subsidiaries that are variously engaged in banking, securities underwriting and dealing, and insurance underwriting. We do not currently have plans to engage in these activities.

A bank holding company, if it meets specified requirements, may elect to become a financial holding company by filing a declaration with the Federal Reserve, and may thereafter provide its customers with a broader spectrum of products and services than a traditional bank holding company is permitted to do. A financial holding company may, through a subsidiary, engage in any activity that is deemed to be financial in nature and activities that are incidental or complementary to activities that are financial in nature. These activities include traditional banking services and activities previously permitted to bank holding companies under Federal Reserve regulations, but also include underwriting and dealing in securities, providing investment advisory services, underwriting and selling insurance, merchant banking (holding a portfolio of commercial businesses, regardless of the nature of the business, for investment), and arranging or facilitating financial transactions for third parties.

To qualify as a financial holding company, the bank holding company must be deemed to be well-capitalized and well-managed, as those terms are used by the Federal Reserve. In addition, each subsidiary bank of a bank holding company must also be well-capitalized and well-managed and be rated at least "satisfactory" under the Community Reinvestment Act. A bank holding company that does not qualify, or has not chosen, to become a financial holding company must limit its activities to traditional banking activities and those non-banking activities the Federal Reserve has deemed to be permissible because they are closely related to the business of banking.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares, (ii) acquiring all or substantially all of the assets of another bank or bank holding company, or (iii) merging or consolidating with another bank holding company.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to Federal Reserve restrictions on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit our ability to obtain funds from the bank for our cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. Albina Community Bank and Albina Community Bancorp cannot engage in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the bank may not generally require, as a condition to extending credit, that a customer obtain other services from it or from the company, or that a customer refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the company will be expected to act as a source of financial and managerial strength to the bank. This means that the company will be required to commit, as necessary, resources to support the bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

Federal and State Bank Regulation

General. As an Oregon state-chartered bank with deposits insured by the FDIC, the bank is subject to the supervision and regulation of the Oregon Department of Consumer and Business Services, through the Division of Finance and Corporate Securities, and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe to be unsafe or unsound banking practices. The bank's deposits are insured by the FDIC to a maximum of $100,000 per depositor, or up to $250,000 for certain retirement plans. The bank pays semiannual deposit insurance premium assessments to the FDIC.

Community Development Financial Institution. The bank is a certified Community Development Financial Institution (CDFI), a designation conferred by the CDFI Fund of the U.S. Department of Treasury. This certification enables us to receive grants through the CDFI Fund to support our community development financing programs. As a CDFI, we must have a primary mission of community development through providing financial services in markets underserved by traditional financial institutions. CDFIs provide financial products and services in economically distressed target markets, such as mortgage financing for low-income and first-time homebuyers and not-for-profit developers, flexible underwriting and risk capital for needed community facilities, and technical assistance, commercial loans and investments to small start-up or expanding businesses in low-income areas. To maintain our certification, we must make at least 60% of our loans within designated census tracts (80% or less of the median income or 20% or greater poverty rate), and have representation on our board or advisory board from the communities within those designated communities.

CRA. The Community Reinvestment Act requires that, when examining financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluates the institution's record in meeting the credit needs of its local community, including low and moderate income neighborhoods. This record is also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to restrictions on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons (i.e., insiders). Extensions of credit (i) must be made on substantially the same terms and pursuant to the same credit underwriting procedures as those for comparable transactions with persons who are neither insiders nor employees, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Certain lending limits and restrictions on overdrafts also apply to insiders. A violation of these restrictions may result in regulatory sanctions on the bank or its insiders.

Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency. Federal law also prohibits management personnel of a bank from serving as a director or in a management position of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") permits nationwide interstate banking and branching under certain circumstances. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, as long as the home state of neither merging bank has opted out. Oregon has permitted interstate banking for a number of years, and in 1996, "opting in" legislation was enacted, specifically authorizing interstate mergers. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area.

Dividends. The principal source of the company's cash revenues is dividends received from the bank. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State laws also limit a bank's ability to pay dividends.

USA Patriot Act of 2003. On October 26, 2003, President Bush signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("Patriot Act") of 2003. Among other things, the Patriot Act (1) prohibits banks from providing correspondent accounts directly to foreign shell banks; (2) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals (3) requires financial institutions to establish an anti-money-laundering compliance program, and (4) eliminates civil liability for persons who file suspicious activity reports. The Patriot Act also increases governmental powers to investigate terrorism, including expanded government access to account records. The Department of the Treasury is empowered to administer and make rules to implement the Patriot Act. While management believes the Patriot Act may, to some degree, affect the bank's recordkeeping and reporting expenses, it does not believe that the Act will have a material adverse effect on the bank's business and operations.

Sarbanes-Oxley Act of 2004. The Sarbanes-Oxley Act of 2004 (the "Act") addresses corporate and accounting fraud by imposing new accounting corporate governance requests on publicly traded companies that are subject to reporting under the Securities Exchange Act of 1934. Neither the company nor the bank is a publicly reporting company; therefore, neither is expressly subject to the requirements of the Act. However, the FDIC has issued guidance recommending, among other things, that FDIC-supervised, non-public banks follow certain provisions of the Act. For banks like Albina Community Bank, with less than $500 million in total assets, the FDIC believes that existing policy guidance related to corporate governance represents sound corporate governance policies. As a result, the FDIC encourages each bank to consider implementing these provisions to the extent feasible, given the bank's size, complexity and risk profile. The bank may incur additional expense as it reviews and implements certain corporate governance policies consistent with the FDIC's recommendations; however, it is not expected that such actions will have a material impact on its business or financial results.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" for the bank's ratios at June 30, 2006 and December 31, 2005.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

Effects of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on the bank cannot be predicted with certainty.

CERTAIN LEGAL MATTERS

Certain matters in connection with the offering will be passed upon for Albina Community Bancorp by the law firm of Foster Pepper Tooze LLP, Portland, Oregon.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Note: These consolidated financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

ALBINA COMMUNITY BANCORP
AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006 AND 2005 (UNAUDITED), AND DECEMBER 31, 2005, 2004, AND 2003

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Albina Community Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Albina Community Bancorp and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of Albina Community Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Albina Community Bancorp and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Portland, Oregon
February 9, 2006, (Except for Note 16,
as to which the date is August 21, 2006)

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2006 (Unaudited)	December 31, 2005	December 31, 2004
ASSETS			
Cash and due from banks	$ 2,339,131	$ 1,797,426	$ 1,057,662
Interest-bearing deposits with other banks	904,141	445,901	313,816
Federal funds sold	2,092,013	2,176,311	100,000
Total cash and cash equivalents	5,335,285	4,419,638	1,471,478
Time deposits with other banks	1,498,000	1,498,000	2,748,000
Investment securities, at fair value	20,203,230	19,487,280	14,792,804
Federal Home Loan Bank stock, at cost	422,800	422,800	328,700
Loans, net of allowance for loan losses and unearned income	86,949,870	87,272,384	79,371,424
Premises and equipment, net of accumulated amortization and depreciation	6,166,276	5,050,535	5,125,276
Accrued interest receivable and other assets	1,317,512	1,250,148	1,489,895
Cash surrender value of bank-owned life insurance	2,830,606	2,772,418	2,656,042
TOTAL ASSETS	$124,723,579	$122,173,203	$107,983,619
LIABILITIES			
Deposits	$ 107,270,379	$104,495,606	$ 90,082,327
Federal funds purchased	-	-	1,000,000
Notes payable	3,565,340	3,684,861	3,923,229
Junior subordinated debentures	6,186,000	6,186,000	6,186,000
Accrued interest payable and other liabilities	458,495	693,909	324,694
Total liabilities	117,480,214	115,060,376	101,516,250
COMMITMENTS AND CONTINGENCIES (Note 14)			
STOCKHOLDERS' EQUITY			
Preferred stock, at liquidation value	2,481,800	2,481,800	2,481,800
Common stock	3,632,734	3,544,679	3,481,733
Retained earnings	1,341,895	1,238,851	566,763
Accumulated other comprehensive loss, net of tax	(213,064)	(152,503)	(62,927)
Total stockholders' equity	7,243,365	7,112,827	6,467,369
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 124,723,579	$122,173,203	$107,983,619

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended June 30,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
INTEREST INCOME					
Interest and fees on loans	$ 3,441,220	$ 2,938,637	$ 6,539,621	$ 5,761,603	$ 5,421,096
Investment securities	372,697	215,405	443,716	482,942	356,907
Federal funds sold	139,109	14,427	65,262	25,590	37,312
Other interest income	79,158	29,683	74,857	116,213	195,587
Total interest income	4,032,184	3,198,152	7,123,456	6,386,348	6,010,902
INTEREST EXPENSE					
Time deposits	995,089	684,593	1,592,306	1,035,188	1,103,276
Money market accounts	356,354	85,765	292,630	249,667	199,986
Savings accounts	15,178	11,781	27,858	23,111	31,643
Interest-bearing demand deposit accounts	11,561	3,495	10,286	5,356	10,265
Other borrowed funds	302,230	276,163	578,626	405,956	390,598
Total interest expense	1,680,412	1,061,797	2,501,706	1,719,278	1,735,768
Net interest income	2,351,772	2,136,355	4,621,750	4,667,070	4,275,134
PROVISION FOR LOAN LOSSES	15,000	55,753	282,618	450,000	675,000
Net interest income after provision for loan losses	2,336,772	2,080,602	4,339,132	4,217,070	3,600,134
NONINTEREST INCOME					
Grant income	1,236	53,500	497,000	201,500	576,351
Service charges on deposit accounts	316,688	228,714	539,401	308,546	380,706
Loan fees on brokered loans	58,993	132,256	213,444	151,601	107,306
Gain (loss) on sale of investment securities	(18,437)	-	-	152,970	25,746
Increase in cash surrender value of bank-owned life insurance	58,188	58,188	126,036	121,842	47,613
Other noninterest income	243,433	205,600	490,865	237,118	105,041
Total noninterest income	660,101	678,258	1,866,746	1,173,577	1,242,763
NONINTEREST EXPENSE					
Salaries and employee benefits	1,513,358	1,406,685	2,847,488	2,693,242	2,085,891
Occupancy and equipment	342,493	290,654	597,243	522,531	377,650
Professional fees	140,092	174,426	338,373	505,894	280,675
Data processing	180,056	187,143	354,304	261,713	214,151
Advertising	29,752	32,916	77,729	176,019	104,820
Other noninterest expenses	663,598	473,989	1,068,374	1,184,462	902,695
Total noninterest expense	2,869,349	2,565,813	5,283,511	5,343,861	3,965,882
Income before income tax provision (benefit)	127,524	193,047	922,367	46,786	877,015
INCOME TAX PROVISION (BENEFIT)	22,577	45,509	250,279	(26,270)	306,955
NET INCOME	$ 104,947	$ 147,538	$ 672,088	$ 73,056	$ 570,060
BASIC EARNINGS PER SHARE OF COMMON STOCK	$ 0.18	$ 0.25	$ 1.15	$ 0.13	$ 1.06
DILUTED EARNINGS PER SHARE OF COMMON STOCK	$ 0.16	$ 0.24	$ 1.09	$ 0.12	$ 1.02

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2002	29,388	$ 2,938,800	326,908	$ 2,822,277	$ 320,149	$ 43,373	$ 6,124,599	
Proceeds from stock issuances	-	-	11,058	100,505	-	-	100,505	
Repurchase of Series C Preferred stock	(4,570)	(457,000)	-	-	-	-	(457,000)	
Tax benefit resulting from exercise of nonstatutory stock options	-	-	-	10,176	-	-	10,176	
Net income	-	-	-	-	570,060	-	570,060	$ 570,060
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	116,760	116,760	116,760
Reclassification adjustment for realized gains included in net income, net of taxes	-	-	-	-	-	(16,735)	(16,735)	(16,735)
Comprehensive income								$ 670,085
BALANCE, December 31, 2003	24,818	$ 2,481,800	337,966	$ 2,932,958	$ 890,209	$ 143,398	$ 6,448,365	

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock					
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2003	24,818	$ 2,481,800	337,966	$ 2,932,958	$ 890,209	$ 143,398	$ 6,448,365	
Proceeds from stock issuances	-	-	14,291	140,027	-	-	140,027	
10% stock dividend and cash paid for fractional shares	-	-	34,370	395,255	(396,502)	-	(1,247)	
Employee stock award	-	-	50	513	-	-	513	
Tax benefit resulting from exercise of nonstatutory stock options	-	-	-	12,980	-	-	12,980	
Net income	-	-	-	-	73,056	-	73,056	$ 73,056
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(106,894)	(106,894)	(106,894)
Reclassification adjustment for realized gains included in net income, net of taxes	-	-	-	-	-	(99,431)	(99,431)	(99,431)
Comprehensive loss								$ (133,269)
BALANCE, December 31, 2004	24,818	$ 2,481,800	386,677	$ 3,481,733	$ 566,763	$ (62,927)	$ 6,467,369	

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Preferred Stock		Common Stock			Accumulated		
	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income (Loss)
BALANCE, December 31, 2004	24,818	$ 2,481,800	386,677	$ 3,481,733	$ 566,763	$ (62,927)	$ 6,467,369	
Proceeds from stock issuances	-	-	7,184	62,946	-	-	62,946	
Net income	-	-	-	-	672,088	-	672,088	$ 672,088
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(89,576)	(89,576)	(89,576)
Comprehensive income								$ 582,512
BALANCE, December 31, 2005	24,818	$ 2,481,800	393,861	$ 3,544,679	$ 1,238,851	$ (152,503)	$ 7,112,827	
Proceeds from stock issuances	-	$ -	15,927	$ 76,055	$ -	$ -	$ 76,055	
50% stock dividend and cash paid for fractional shares	-	-	197,019	-	(1,903)	-	(1,903)	
Stock-based compensation	-	-	-	12,000	-	-	12,000	
Net income	-	-	-	-	104,947	-	104,947	$ 104,947
Change in unrealized gain on investment securities available-for-sale, net of taxes	-	-	-	-	-	(60,561)	(60,561)	(60,561)
Comprehensive income								$ 44,386
BALANCE, June 30, 2006 (Unaudited)	24,818	$ 2,481,800	606,807	$ 3,632,734	$ 1,341,895	$ (213,064)	$ 7,243,365	

See accompanying notes.

ALBINA COMMUNITY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income	$ 104,947	$ 147,538	$ 672,088	$ 73,056	$ 570,060
Adjustments to reconcile net income to net cash from operating activities:					
Net (accretion) amortization of premiums and discounts on investment securities	(22,264)	(40,875)	9,742	68,015	65,967
Loss (gain) on sales of investment securities	18,437	-	-	(152,970)	(25,746)
Federal Home Loan Bank stock dividend	-	(1,300)	(1,300)	(7,400)	(10,900)
Loss on disposal of fixed assets	-	-	-	6,290	-
Depreciation and amortization	164,804	137,268	281,791	224,280	143,645
Gain on disposal of investment in limited liability company	-	-	(39,700)	-	-
Loss on sale of other real estate owned	-	-	-	21,758	-
Deferred tax benefit	-	-	(1,270)	(26,270)	(124,500)
Gain on investment in bank-owned life insurance, net of salary continuation benefits obligation	(12,788)	(31,399)	(44,865)	(28,199)	(44,076)
Provision for loan losses	15,000	55,753	282,618	450,000	675,000
Compensation expense for employee stock award	-	-	-	513	-
Stock-based compensation	12,000	-	-	-	-
Increase (decrease) in cash due to changes in certain assets and liabilities:					
Accrued interest receivable and other assets	(34,756)	(124,839)	(55,780)	372,541	(278,591)
Accrued interest payable and other liabilities	(280,813)	218,640	297,704	(295,808)	52,031
Net cash from operating activities	(35,433)	360,786	1,401,028	705,806	1,022,890
CASH FLOWS FROM INVESTING ACTIVITIES					
Net change in time deposits with other banks	-	1,250,000	1,250,000	(850,000)	976,435
Purchases of investment securities	-	-	(9,496,059)	(7,861,588)	(13,106,660)
Proceeds from maturities, calls, and sales of investment securities	(805,293)	2,109,363	4,633,467	5,716,690	7,077,449
Purchases of Federal Home Loan Bank stock	-	(92,800)	(92,800)	(109,400)	(8,100)
Net decrease (increase) in loans resulting from originations and collections	307,514	(4,693,484)	(8,183,578)	(4,514,716)	(13,463,278)
Purchases of premises and equipment	(1,280,545)	(40,476)	(207,050)	(1,916,422)	(2,414,899)
Investment in limited liability company	-	-	-	-	(10,000)
Proceeds from disposal of investment in limited liability company	-	-	405,295	-	-
Proceeds from sale of other real estate owned	-	-	-	446,002	-
Investment in bank-owned life insurance	-	-	-	(250,000)	(2,250,000)
Net cash from investing activities	(1,778,324)	(1,467,397)	(11,690,725)	(9,339,434)	(23,199,053)

	Six Months Ended June 30,		Years Ended December 31,		
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
CASH FLOWS FROM FINANCING ACTIVITIES					
Net increase in deposits	$ 2,774,773	$ 505,687	$14,413,279	$ 1,115,879	$ 18,613,489
Advances on notes payable and federal funds purchased	-	-	-	5,500,000	1,147,500
Repayment of notes payable and federal funds purchased	(119,521)	1,880,924	(1,238,368)	(4,235,037)	(236,777)
Payments to redeem subordinated debentures	-	-	-	-	(250,000)
Proceeds from issuance of junior subordinated debentures	-	-	-	2,062,000	-
Net proceeds from issuance of Trust Preferred Securities	-	-	-	-	4,000,000
Cash paid for fractional shares	-	-	-	(1,247)	-
Repurchase of Series C Preferred stock	-	-	-	-	(457,000)
Proceeds from common stock issuances	74,152	57,409	62,946	140,027	100,505
Net cash from financing activities	2,729,404	2,444,020	13,237,857	4,581,622	22,917,717
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	915,647	1,337,409	2,948,160	(4,052,006)	741,554
CASH AND CASH EQUIVALENTS, beginning of period	4,419,638	1,471,478	1,471,478	5,523,484	4,781,930
CASH AND CASH EQUIVALENTS, end of period	$ 5,335,285	$ 2,808,887	$ 4,419,638	$ 1,471,478	$ 5,523,484
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION					
Cash paid during the period for interest	$ 1,669,384	$ 1,026,370	$ 2,410,810	$ 1,730,721	$ 1,704,931
Cash paid during the period for taxes	$ 162,192	$ 9,000	$ 345,400	$ 52,000	$ 495,500
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES					
Change in fair value of investment securities available-for-sale, net of taxes	$ (60,561)	$ (31,093)	$ (89,576)	$ (206,325)	$ 100,025
Contract receivable acquired in settlement of loan and recorded as other assets	$ -	$ -	$ -	$ -	$ 125,387
Transfer of loans to other real estate owned	$ -	$ -	$ -	$ 460,242	$ 125,387
Recognition of investment in Albina Statutory Trusts	$ -	$ -	$ -	$ 124,000	$ -

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations – Albina Community Bancorp (Albina) was incorporated on August 18, 1993, as an Oregon bank holding company.

Albina has two wholly-owned subsidiaries: Albina Community Bank and Albina Development Company, LLC. Albina Community Bank (the Bank), is a state chartered commercial bank and is a qualified Community Development Financial Institution (CDFI). The Bank is a full-service commercial bank, offering traditional loan and deposit products to businesses in the greater Portland metropolitan area. The Bank focuses on serving minority and women-owned businesses, and nonprofit organizations. The Bank also serves developers of affordable housing and commercial properties, as well as low-to-moderate income individuals.

Albina Development Company, LLC (ADC) is a single-member LLC that was formed August 12, 2005, for the purpose of organizing and managing qualified Community Reinvestment Act Investment Funds. This subsidiary had no activity during 2005.

On March 7, 2003, Albina formed Albina Statutory Trust I (AST–I), and on May 5, 2004, formed Albina Statutory Trust II (AST–II). Both are wholly-owned Connecticut statutory business trusts, formed for the purpose of issuing guaranteed undivided beneficial interests in fixed/floating rate Junior Subordinated Deferrable Interest Debentures (Trust Preferred Securities). During March 2003, AST–I issued $4 million in Trust Preferred Securities and during May 2004, AST–II issued $2 million in Trust Preferred Securities. Albina used the proceeds from the Trust Preferred Securities' offerings to redeem Series C Preferred stock, redeem subordinated debentures, retire other debt, and fund continued growth of the Bank. In accordance with FIN 46R, "Consolidation of Variable Interest Entities," both of these trusts are excluded from Albina's consolidated financial statements because Albina is not the primary beneficiary.

Substantially all activity of Albina is conducted through the Bank, which along with Albina, is subject to the regulations of certain federal and state agencies, undergoing periodic examinations by those regulatory authorities. All intercompany accounts and transactions between Albina and its subsidiaries have been eliminated in preparation of the consolidated financial statements.

Financial statement presentation and use of estimates – The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and revenues and expenses

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

for the reporting periods. Actual results could differ significantly from those estimates. The most significant accounting estimate made by management involves the calculation of the allowance for loan losses. Management believes the assumptions used in arriving at this estimate are appropriate.

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The financial information included with the interim consolidated financial statements has been prepared by management without audit by independent public accountants. The Company's annual report contains audited consolidated financial statements. In the opinion of management, all adjustments, including normal recurring accruals necessary for fair presentation of results of operations for the interim periods included herein have been made. The results of operations for the six months ended June 30, 2006, are not necessarily indicative of results to be anticipated for the year ending December 31, 2006.

Cash and cash equivalents – Cash and cash equivalents are generally all short-term investments with a maturity of three months or less. Cash and cash equivalents normally include cash on hand, amounts due from banks, interest-bearing demand deposits with other institutions, and federal funds sold. Federal funds sold represent investments purchased and sold for one-business-day period. At December 31, 2005, the Bank had cash deposits at other financial institutions in excess of FDIC insured limits. However, the Bank places these deposits with large, well-capitalized financial institutions, thus management believes the risk of loss to be minimal.

Investment securities – The Bank is required to specifically classify its investment securities as "available-for-sale," "held-to-maturity," or "trading accounts." Accordingly, management has determined that all investment securities held at December 31, 2005 and 2004, are "available-for-sale."

Securities are classified as available-for-sale if the instrument may be sold in response to such factors as: (1) changes in market interest rates and related changes in prepayment risk, (2) liquidity needs, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Gains or losses on the sale of available-for-sale securities are determined using the specific-identification method. Unrealized holding gains and losses, net of tax, on available-for-sale securities are carried as accumulated other comprehensive income or loss within stockholders' equity until realized. Fair values for these investment securities are based on quoted market prices.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Declines in the fair value of individual available-for-sale securities below their cost that are other-than-temporary, result in write-downs of the individual securities to their fair value. The related write-downs would be included in earnings as realized losses. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

Federal Home Loan Bank stock – The Bank's investment in Federal Home Loan Bank (FHLB) stock is a restricted investment carried at par value, which approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding FHLB advances. The Bank may request redemption at par value of any shares in excess of the amount it is required to hold. Stock redemptions are made at the discretion of the FHLB.

Loans, net of allowance for loan losses and unearned income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned income. Interest on loans is calculated using the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan.

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of principal is unlikely. The allowance consists of a specific and a general component. The specific allowance is derived by identifying specific loans based on risk factors that represent an elevated risk of loss in the portfolio. These loans are analyzed individually and a specific allowance based on factors unique to each identified loan is determined. The general allowance is estimated by identifying homogeneous pools of loans, ascribing risk ratings to those classes of loans, and applying the Bank's historical loss experience for similar classes of loans. The Bank also maintains an unallocated allowance to provide for other credit losses inherent in the loan portfolio that may not have been contemplated by the specific or the general reserve. This unallocated amount generally comprises less than 5% of the allowance and is reviewed periodically based on trends in credit losses and overall economic trends. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible.

Various regulatory agencies, as a regular part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of examinations.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price, or the fair value of the collateral if the loan is collateral dependent. Accrual of interest is discontinued on impaired loans when management believes, after considering economic and business conditions, collection efforts and collateral position, that the borrower's financial condition is such that collection of interest is doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Premises and equipment – Premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the expected useful lives of the assets, ranging from 5 to 30 years. Amortization of leasehold improvements is recorded based on the term of the lease or expected life of related assets, whichever period is less. The costs of maintenance and repairs are expensed as they are incurred, while major expenditures for renewals and betterments are capitalized.

Other real estate owned – Other real estate owned, which represents property acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the reserve for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income or expense.

Investment in limited liability corporation – In April 2002, the Bank invested $365,000 in a limited liability corporation (LLC) formed for the purpose of owning a commercial building in North Portland that was considered as a potential site for future bank operations. The Bank's interest in the LLC has been accounted for under the equity method of accounting. As of December 31, 2004, the Bank's investment in the LLC, was recorded in the consolidated balance sheets within other assets. During 2005, the Bank divested itself of this investment, recognizing a $39,700 gain upon disposal.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between book and tax bases of various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the income tax provision. Valuation allowances are established to reduce deferred tax assets if it is determined to be more likely than not that all or a portion of the potential deferred tax assets will not be realized.

Advertising costs – Advertising costs are expensed as they are incurred. Advertising costs were $77,729, $176,019, and $104,820 for the years ended December 31, 2005, 2004, and 2003, respectively.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Earnings per share of common stock – Basic earnings per share of common stock is computed by dividing net income available to stockholders, less preferred stock dividends and undistributed earnings attributable to preferred stockholders, by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share of common stock is computed similar to basic earnings per share of common stock except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Included in the denominator is the dilutive effect of Class A common stock options, and previous detachable warrants related to the subordinated debentures computed using the treasury stock method (2003 only).

Stock-based compensation – Effective January 1, 2006, Albina will adopt the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payments*, a revision to the previously issued guidance on accounting for its stock option and employee stock purchase plans. SFAS No. 123R requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based forms of compensation issued to employees over the employees' requisite service period (generally the vesting period). Prior to January 1, 2006, Albina has accounted for share-based compensation to employees under the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees.* Under the intrinsic value method, compensation expense is recognized only to the extent an option's exercise price is less than the market value of the underlying stock on the date of grant, or, in the case of the employee stock purchase plan, if the purchase price of each share of stock is less than the market value on the date purchased. Albina also followed the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure.* Albina will adopt SFAS No. 123R under the modified prospective method which means that the unvested portion of previously granted awards and any awards that are granted or modified after the date of adoption will be measured and accounted for under the provisions of SFAS No. 123R. Accordingly, financial statement amounts prior the date of implementation will not be restated to reflect the fair value method of recognizing compensation cost relating to stock options. Albina will continue to use the straight-line method of recognizing expense for awards with graded vesting.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Had compensation cost for Albina's stock option and employee stock purchase plans been determined consistent with the fair value-based method defined in SFAS No. 123, net income and earnings per share for the six-months ended June 30, 2005 and for the years ended December 31, 2005, 2004, and 2003, would have been affected as shown below:

	For the Six Months Ended June 30,	For the Years Ended December 31,		
	2005	2005	2004	2003
	(Unaudited)			
Net income, as reported	$ 147,538	$672,088	$73,056	$570,060
Total stock-based employee compensation expense determined under fair value-based methods for for all awards, net of related tax effects	(20,245)	(40,490)	(45,185)	(32,654)
Pro forma net income	$ 127,293	$631,598	$27,871	$537,406
Earnings per common share:				
Basic – as reported	$ 0.25	$ 1.15	$ 0.13	$ 1.06
Basic – pro forma	$ 0.25	$ 1.07	$ 0.05	$ 0.98
Diluted – as reported	$ 0.24	$ 1.09	$ 0.12	$ 1.02
Diluted – pro forma	$ 0.24	$ 1.01	$ 0.05	$ 0.95

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model using assumptions noted in the following table. Expected volatility is based on the historical volatility of the price of the Company's stock. The Company uses historical data to estimate option exercise and stock option forfeiture rates within the valuation model. The expected term of options granted is derived from the vesting period and contractual term using an allowed "short-cut method" and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Following are the assumptions used for the six-months ended June 30, 2006 and 2005, and for the years ended December 31, 2005, 2004, and 2003:

	For the Six Months Ended June 30,				
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)			
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%
Expected life (years)	7	7	7	10	10
Expected volatility	23.74%	23.74%	23.74%	20.50%	29.74%
Risk-free rate	4.00%	4.00%	4.00%	4.23%	4.28%

The weighted average fair values of options granted in 2006, 2005, 2004, and 2003 were $3.91 (unaudited), $3.91, $4.32, and $4.45, respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Grant income – During 2005, 2004, and 2003 the Bank applied for and received federal and/or state grants under various economic and community development programs. The awards are generally comprised of two elements. One element is considered to be a reimbursement for the funding of qualified loans. The other element is considered to be a yield adjustment to the aggregate of time deposits purchased by the Bank from other qualified Community Development Financial Institutions, and is being recognized using the effective interest method over the three-year term of the time deposits, which ended in 2005. The components of the Bank's grant income were as follows for the years ended December 31:

	2005	2004	2003
Qualified loan reimbursement	$ 497,000	$ 201,500	$ 576,351
Yield adjustment to time deposits	4,569	59,411	109,828
	$ 501,569	$ 260,911	$ 686,179

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Off-balance sheet financial instruments – Albina and its subsidiaries hold no derivative financial instruments. However, in the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. These financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair value of financial instruments – The following methods and assumptions were used by Albina in estimating fair values of financial instruments as disclosed herein:

Cash, cash equivalents, and time deposits with other banks – For these financial instruments, the carrying value as presented is a reasonable estimate of fair value.

Investment securities and restricted equity securities – Fair values for investment securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans, net – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values, where applicable.

Deposits and time certificates – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings – The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Long-term debt – The fair value of the Bank's long-term debt, including the junior subordinated debentures, is estimated using a discounted cash flow analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

Off-balance sheet instruments – The Bank's off-balance sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

Stock dividends – In May 2006, Albina's Board of Directors declared a stock split effected in the form of a 50% common stock dividend. In May 2004, Albina's Board of Directors also declared a 10% common stock dividend. All common stock per share financial information for periods prior to these dates have been restated.

Recently issued accounting standards – *Statement of Financial Accounting Standards No. 123R (revised 2004)* – In December 2004, the FASB revised SFAS No. 123, "Accounting for Stock-Based Compensation." This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. The Statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. Management will adopt the modified prospective method upon implementation of this standard. Under the modified prospective method, this statement will apply only to new awards and to awards modified, repurchased, or cancelled after the effective date. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.

This Statement will be effective for Albina as of January 1, 2006. Management estimates that the effect of adopting this Statement, based on the composition of stock-based compensation instruments in existence at December 31, 2005, will result in the recognition of additional compensation expense during 2006 of approximately $8,400, net of applicable income tax effects.

Reclassifications – Certain reclassifications have been made to the 2004 and 2003 consolidated financial statements to conform with current year presentations, with no effect on previously stated net income or retained earnings.

NOTE 2 – INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005:				
U.S. government agency securities	$ 15,200,937	$ -	$ (138,868)	$ 15,062,069
Corporate debt securities	556,058	1,614	-	557,672
Mortgage-backed securities	3,964,906	447	(97,814)	3,867,539
	$ 19,721,901	$ 2,061	$ (236,682)	$ 19,487,280
December 31, 2004:				
U.S. government agency securities	$ 9,004,274	$ -	$ (80,214)	$ 8,924,060
Corporate debt securities	1,847,808	18,745	(1,788)	1,864,765
Mortgage-backed securities	4,037,532	4,630	(38,183)	4,003,979
	$ 14,889,614	$ 23,375	$ (120,185)	$ 14,792,804

NOTE 2 – INVESTMENT SECURITIES – (continued)

The following table presents the gross unrealized losses and fair value of the Bank's investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less Than 12 Months		12 Months or More		Totals	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agency securities	$ 7,187,379	$ (15,857)	$ 7,874,690	$(123,011)	$ 15,062,069	$(138,868)
Mortgage-backed securities	1,771,233	(24,126)	2,028,080	(73,688)	3,799,313	(97,814)
Total temporarily impaired securities	$ 8,958,612	$ (39,983)	$ 9,902,770	$(196,699)	$ 18,861,382	$(236,682)

The Bank holds nine U.S. government agency securities, and six mortgage-backed securities that are considered to be temporarily impaired investments. Temporary impairment for these investments is due to interest rate risk associated with fixed-rate obligations and prepayment risk resulting from premature calls of similar classes of securities. Management believes that, while actual fluctuations in unrealized losses will occur over the life of each investment security, the temporary impairment on each investment security in an unrealized loss position at December 31, 2005, will be incrementally relieved as the individual investment security approaches its contractual maturity date.

In determining that no material amounts of other-than-temporary impairment exists, management has considered the likelihood that securities will be called prior to maturity and the ability of the issuer to satisfy its repayment obligation upon maturity. Based on these factors, management believes that no material amounts of other-than-temporary impairment exist at December 31, 2005.

NOTE 2 – INVESTMENT SECURITIES – (continued)

The amortized cost and estimated fair value of investment securities available-for-sale at December 31, 2005, by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ 4,555,003	$ 4,510,420
Due after one year through five years	12,543,136	12,399,782
Due after five years through ten years	760,624	740,977
Due after ten years	1,863,138	1,836,101
	$ 19,721,901	$ 19,487,280

For the purpose of the maturity table, mortgage-backed securities and collateralized mortgage obligations, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal repayments.

As of December 31, 2005 and 2004, investment securities with an amortized cost of $18,825,208 and $13,891,789, respectively, have been pledged to secure notes payable at the Federal Home Loan Bank and public or other deposits, as required by law.

NOTE 3 – LOANS

The composition of loan balances is summarized as follows at December 31:

	2005	2004
Real estate secured:		
Residential mortgage	$ 11,082,114	$ 12,317,490
Commercial real estate	56,443,749	50,478,214
Real estate construction	8,816,399	4,749,262
Other loans:		
Commercial	8,796,371	9,616,576
Consumer	3,703,892	3,613,388
Total loans	88,842,525	80,774,930
Allowance for loan losses	(1,258,387)	(1,157,136)
Unearned income, net of amortization	(311,754)	(246,370)
Loans, net of allowance for loan losses and unearned income	$ 87,272,384	$ 79,371,424

At December 31, 2005 and 2004, loans of $1,417,842 and $2,425,666, respectively, were pledged to support Federal Home Loan Bank borrowings.

NOTE 4 – ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2005	2004	2003
BALANCE, beginning of year	$ 1,157,136	$ 1,287,934	$ 964,437
Charge-offs	(217,040)	(650,651)	(363,796)
Recoveries	35,673	69,853	12,293
Provision for loan losses	282,618	450,000	675,000
BALANCE, end of year	$ 1,258,387	$ 1,157,136	$1,287,934

NOTE 4 – ALLOWANCE FOR LOAN LOSSES – (continued)

Nonaccrual loans totaled $512,781 and $2,123,136 at December 31, 2005 and 2004, respectively. Interest income that would have been recognized on nonaccrual loans had they remained current was $13,502, $25,853, and $120,997 for 2005, 2004, and 2003, respectively. At December 31, 2005 and 2004, the Bank had $358,438 and $248,164, respectively, of loans considered by management to be impaired. The average recorded investment in impaired loans during 2005 and 2004 was $517,679 and $1,071,651, respectively. Impaired loans on nonaccrual status totaled $337,533 and $206,284 at December 31, 2005 and 2004, respectively.

The specific allowance for loan losses established for impaired loans was $55,539 and $17,091 at December 31, 2005 and 2004, respectively.

NOTE 5 – PREMISES AND EQUIPMENT

The major classifications of premises and equipment are summarized as follows at December 31:

	2005	2004
Buildings	$ 1,372,801	$ 1,372,801
Leasehold improvements	1,488,213	1,460,129
Furniture and equipment	926,297	902,858
Software	248,821	158,599
	4,036,132	3,894,387
Less accumulated depreciation and amortization	(1,103,405)	(826,498)
	2,932,727	3,067,889
Land	1,906,630	1,906,630
Construction in progress	211,178	150,757
Premises and equipment, net of accumulated depreciation and amortization	$ 5,050,535	$ 5,125,276

NOTE 6 – DEPOSITS

Deposit account balances are summarized as follows at December 31:

	2005	2004
Noninterest-bearing demand deposits	$ 14,907,134	$ 12,058,716
Interest-bearing demand deposits	5,010,625	4,431,326
Savings accounts	6,140,495	6,623,837
Money market accounts	17,942,020	18,402,867
Time certificates of deposit	60,495,332	48,565,581
Total deposits	$ 104,495,606	$ 90,082,327

Time certificates of deposit of $100,000 or more aggregated to $13,785,193 and $15,808,164 at December 31, 2005 and 2004, respectively. Interest expense on these certificates of deposit of $100,000 or more amounted to $247,842, $304,635, and $327,574 for the years ended December 31, 2005, 2004, and 2003, respectively.

At December 31, 2005, the scheduled maturities for all time certificates of deposit are as follows:

Years ending December 31,	2006	$ 51,366,962
	2007	4,608,536
	2008	2,876,197
	2009	1,191,081
	2010	452,556
		$ 60,495,332

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS

Federal Home Loan Bank advances – The Bank has notes payable to the FHLB of Seattle in the aggregate amount of $3,684,861 and $3,923,229 at December 31, 2005 and 2004, respectively. The notes carry interest rates ranging from 4.76% to 6.82%, with a weighted average interest rate of 5.75% at December 31, 2005. Principal and interest payments are made monthly and the notes mature beginning in 2006 through 2024.

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS – (continued)

The Bank is required to maintain a minimum stock investment in the FHLB as a member. The minimum requirement was $422,800 at December 31, 2005 and $283,600 at December 31, 2004. The Bank also has a line of credit with the FHLB available to purchase federal funds equal to 15% of total assets or approximately $18.3 million at December 31, 2005. There was no balance outstanding at December 31, 2005, and $1.0 million of federal funds purchased on this line of credit at December 31, 2004. The line carried a fully floating interest rate of 2.35% at December 31, 2004.

Correspondent bank lines of credit – At December 31, 2005, the Bank had available a $2,500,000 short-term federal funds line of credit and $3,500,000 in lines of credit with correspondent banks, available to support the issuance of letters of credit. These lines are unsecured. No borrowings or letters of credit were outstanding under these correspondent bank lines at December 31, 2005 or 2004.

Subordinated debentures – During 2000, Albina's Board of Directors approved a private offering for a $1,100,000 principal amount of 10% subordinated debentures, due November 1, 2005. The debentures were offered to provide a source of working capital for Albina and to increase regulatory capital for the Bank.

As an inducement to the holders of the debentures, each purchaser of a minimum of $100,000 principal amount of debentures received, for each $10,000 principal amount of debentures purchased, one detachable warrant to purchase 110 shares of Albina's Class A common stock at a purchase price of $9.09 per share (prior to the May 2004 stock dividend). The warrants were exercisable at any time on or before the date Albina redeemed the debentures, which could have occurred with 30-days written notice. Management determined the fair value allocable to the warrants was not significant and, therefore, all proceeds were allocated to the debentures.

In April 2002, the holders of the debentures were notified of the Bank's intention to redeem the debentures effective June 1, 2002. The Bank provided each holder with the option to (a) receive the full redemption amount; (b) deposit the proceeds upon redemption in a three-year certificate of deposit with the Bank; (c) retain the existing warrants issued by agreeing to reduce the rate on the debentures from 10% to 6.5%; or (d) retain the existing warrants issued by agreeing to use the proceeds upon redemption to purchase Class A common stock in Albina at a conversion rate of $7.82 per share (equal to the March 31, 2002, book value). On June 1, 2002, $800,000 of the subordinated debentures were redeemed in full by the holders of the debentures, $50,000 were converted to Class A common stock, and $250,000 were retained by the holders at a reduced rate of 6.5%.

In March 2003, the remaining holders of the debentures were notified of the Bank's intention to redeem the debentures. The remaining debentures were redeemed May 1, 2003, and all outstanding warrants expired unexercised.

NOTE 7 – LINES OF CREDIT AND BORROWED FUNDS – (continued)

At December 31, 2005, future principal payments due on all federal funds purchased and notes payable are as follows:

Years ending December 31,	2006	$ 226,156
	2007	90,186
	2008	90,186
	2009	71,018
	2010	2,562,761
	Thereafter	644,554
		$ 3,684,861

NOTE 8 – TRUST PREFERRED SECURITIES

Albina has issued $6,186,000 of junior subordinated debentures payable to Albina Statutory Trust-I and Albina Statutory Trust-II, wholly-owned statutory business trusts that concurrently issued $6,000,000 in guaranteed undivided beneficial interests in Albina's fixed/floating rate junior subordinated debentures. These debentures, which represent the sole asset of the trusts, possess the same terms as the Trust Preferred Securities issued by the trusts. These debentures are mandatorily redeemable upon maturity of the debentures or upon earlier redemption as provided in the indenture agreements. Albina has the right to redeem the debentures in whole or in part through a call option at a price equal to the unpaid principal and accrued but unpaid interest as of the redemption date.

Following are the significant terms of the separate issuances of junior subordinated debentures:

Trust Name	Issue Date	Issued Amount	Rate		Maturity Date	Redemption Date
Albina Statutory Trust-I	March 2003	$ 4,124,000	6.40%	(1)	March 2033	March 2008
Albina Statutory Trust-II	May 2004	2,062,000	5.23%	(2)	May 2034	March 2010
		$ 6,186,000				

(1) Fixed interest at this rate through March 2008, after which time the rate adjusts every three months to the applicable three-month London Interbank Offering Rate plus 3.15%

(2) Variable at 5.23% on December 31, 2005, adjusting every three months to the applicable three-month London Interbank Offering Rate plus 2.75%

NOTE 8 – TRUST PREFERRED SECURITIES – (continued)

The accrued interest on both issuances of junior subordinated debentures is paid to the trusts by Albina, and the trusts in turn distribute the interest income as dividends on the Trust Preferred Securities. Interest payments are deferrable at the discretion of Albina for the first five years. As of December 31, 2005 and 2004, all contractual interest payments to the trusts and all contractual dividend payments by the trusts were current.

The debentures issued by the trusts, less the capital securities of the trusts, qualify as Tier 1 capital under guidance set forth by the Board of Governors of the Federal Reserve System.

For the years ended December 31, 2005 and 2004, interest expense on the debentures and the corresponding dividends paid on the Trust Preferred Securities totaled $357,772 and $322,968, respectively.

NOTE 9 – COMMON STOCK ISSUANCES

In 2005, Albina issued 767 shares of Class A common stock at an average price of $11.16 pursuant to its Employee Stock Purchase Plan, receiving proceeds of $8,563. Also in 2005, 6,417 stock options were exercised for Class A common stock, with Albina receiving proceeds of $54,383.

In 2004, Albina issued 6,900 shares of Class A common stock and raised $89,700, pursuant to the 2002 Stock Offering. It issued 524 shares of Class A common stock (318 shares prior to the May 2004 stock dividend and 206 shares subsequent to the dividend), receiving proceeds of $4,791, pursuant to its Employee Stock Purchase Plan. Also in 2004, 6,867 stock options (6,500 prior to the stock dividend and 367 subsequent to the stock dividend) were exercised for Class A common stock, with Albina receiving proceeds of $45,536.

NOTE 10 – STOCKHOLDERS' EQUITY

Albina's capital stock is comprised of the following preferred and common shares at December 31:

	2005	2004
Preferred stock, no par value, 1,000,000 shares authorized, 24,818 shares issued and outstanding at December 31, 2005 and 2004, respectively:		
Series A 1%, minimum $1 per share liquidation preference, noncumulative, 20,000 shares designated, 16,300 shares issued and outstanding at December 31, 2005 and 2004	$ 1,630,000	$ 1,630,000
Series B 1%, minimum $1 per share liquidation preference, noncumulative, 10,000 shares designated, 8,518 shares issued and outstanding at December 31, 2005 and 2004	851,800	851,800
Preferred stock, at liquidation value	$ 2,481,800	$ 2,481,800

NOTE 10 – STOCKHOLDERS' EQUITY – (continued)

	2005	2004
Common stock:		
Class A, without par value, 3,000,000 shares authorized, 335,883 and 328,699 shares issued and outstanding at December 31, 2005 and 2004, respectively	$ 3,006,424	$ 2,943,478
Class B, without par value, 1,000,000 shares authorized, 57,978 shares issued and outstanding at December 31, 2005 and 2004	538,255	538,255
Total common stock	$ 3,544,679	$ 3,481,733

Preferred stock – Albina is authorized to issue up to 1,000,000 shares of preferred stock. The Board of Directors of Albina has the authority to issue preferred stock in one or more series, and to designate the preferences, limitations, and relative rights of the shares of any such series. The Board of Directors also has the authority to determine the liquidation and dividend rights on any preferred stock that may be issued, including the priority of such rights over the liquidation and dividend rights of holders of common stock.

There are 20,000 shares of preferred stock designated as Series A 1% preferred stock (Series A Preferred) with a minimum liquidation preference of $1 per share, and liquidation participation rights at ten times the amount distributable on liquidation with respect to the common stock up to a maximum of $100 per share. Holders of Series A Preferred fully participate with the Series B Preferred and the holders of common stock in any gain or loss in stockholders' equity if the amount to which the Series A Preferred would be entitled upon liquidation is less than $100 per share. This stock is entitled to a noncumulative annual dividend equal to 1% ($1 per share) of its stated per share value, when and as declared by the Board of Directors, which must be paid in any year in which a cash dividend on the common stock is declared. Series A Preferred has the right to elect directors representing 25% of the total number of directors to be elected and serve Albina. Holders of the Series A Preferred have no other voting rights except for matters which directly affect the rights of that class of stock.

There are 10,000 shares of preferred stock designated as Series B 1% nonvoting preferred stock (Series B Preferred). These shares are identical to the Series A Preferred except that the Series B Preferred has no voting rights with respect to the election of the Board of Directors, and has no other voting rights except as required by law.

NOTE 10 – STOCKHOLDERS' EQUITY – (continued)

Common stock – Authorized common stock consists of 3,000,000 shares without par value of Class A voting common stock and 1,000,000 shares without par value of Class B nonvoting common stock. Holders of Class A and Class B common stock each have the same rights to the assets of Albina upon liquidation, subject to any liquidation preference of preferred stockholders, which may be outstanding. There are no preemptive rights to acquire additional securities that Albina may issue. The holders of common stock are entitled to receive dividends, if any, as may be declared by the Board of Directors. Rights to receive dividends on the common stock are subject to the prior rights of shares of preferred stock then outstanding.

Each share of the Class A common stock is entitled to one vote on all matters presented for stockholder vote, including the election of Directors, subject to special voting rights of the holders of the Series A Preferred. Stockholders do not have the right to accumulate votes in the election of the Directors.

Stockholders of Class B common stock have no voting rights other than as required by law, but otherwise have equal rights in all respects to stockholders of Class A common stock.

NOTE 11 – INCOME TAXES

Components of the income tax provision (benefit) are as follows for the years ended December 31:

	2005	2004	2003
Current tax:			
Federal	$ 228,500	$ -	$ 368,455
State	23,049	-	63,000
	251,549	-	431,455
Deferred tax:			
Federal	(1,052)	(21,540)	(103,100)
State	(218)	(4,730)	(21,400)
	(1,270)	(26,270)	(124,500)
Income tax provision	$ 250,279	$ (26,270)	$ 306,955

NOTE 11 – INCOME TAXES – (continued)

Deferred income taxes represent the tax effect of differences in timing between financial income and taxable income. The nature and components of deferred tax assets and liabilities are as follows at December 31:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 350,400	$ 261,100
Deferred compensation	75,100	47,600
Amortization of intangible assets	29,600	23,700
Unrealized loss on investment securities	82,100	33,900
Other	-	12,400
Total deferred tax assets	537,200	378,700
Deferred tax liabilities:		
Accrual to cash adjustment	(41,800)	(83,600)
Accumulated depreciation	(243,300)	(126,270)
Prepaid expenses	(29,000)	(25,100)
Federal Home Loan Bank stock dividend	(22,000)	(21,600)
Other	(29,500)	-
Total deferred tax liabilities	(365,600)	(256,570)
Net deferred tax assets	$ 171,600	$ 122,130

Management believes, based upon Albina's historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced the deferred tax assets by a valuation allowance.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – (continued)

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 2005 and 2004, respectively, are as follows:

	2005	2004
Commitments to extend credit	$ 16,673,858	$ 6,624,454
Letters of credit	-	130,000
	$ 16,673,858	$ 6,754,454

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

The majority of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in its market area. The majority of such customers are also depositors of the Bank. Concentrations of credit by type of loan are set forth in Note 3. The Bank's loan policy does not allow the extension of credit to any single borrower or group of related borrowers in excess of $1,000,000 without approval from the Board of Directors' Loan Committee.

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Bank leases three of its branch office facilities under operating lease agreements. At December 31, 2005, future minimum rental payments under these agreements are as follows:

Years ending December 31,	2006	$ 143,382
	2007	56,466
	2008	15,117
	2009	3,807
		$ 218,772

The leases expire during periods ranging from May 2006 through 2009, and each carries options which would allow Albina to lease the properties with extended expirations ranging from 2009 through 2026.

Rental expense for all operating leases was $164,111, $171,521, and $114,451 for the years ended December 31, 2005, 2004, and 2003, respectively.

In January 2006, Albina finalized the purchase of a branch office facility that was previously operated under an operating lease agreement. Lease expense related to this branch for 2005, 2004, and 2003 totaled approximately $21,000, $36,000, and $36,000, respectively.

Purchase commitment – The Bank has signed a contract for the construction of a new branch, estimated to be completed in March 2006, with approximately $424,000 committed but not yet due at December 31, 2005.

Legal contingencies – Albina may become a defendant in certain claims and legal actions arising in the ordinary course of business. There are no matters presently known to Albina that are expected to have a material adverse effect on the consolidated financial condition of Albina.

NOTE 15 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal stockholders of the Bank, and the companies with which they are associated, are customers of and have had banking transactions with the Bank in the ordinary course of business, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons and, in the opinion of the management of the Bank, do not involve more than the normal risk of collectibility or present any other unfavorable features.

NOTE 15 – TRANSACTIONS WITH RELATED PARTIES – (continued)

An analysis of activity with respect to loans to directors, executive officers, and principal stockholders of the Bank is as follows for the years ended December 31:

	2005	2004
BALANCE, beginning of year	$ 3,929,290	$ 4,142,463
Additions	3,470,122	24,768
Repayments	(1,135,311)	(237,941)
BALANCE, end of year	$ 6,264,101	$ 3,929,290

At December 31, 2005 and 2004, deposits held for related parties were $1,068,557 and $667,573, respectively.

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK

The following tables illustrate the computations of basic and diluted earnings per share of common stock for the six months ended June 30, 2006 and 2005 (unaudited) and for the years ended December 31, 2005, 2004, and 2003, restated for the stock split effected in the form of a 50% common stock dividend which was declared May 5, 2006.

	For the Six Months Ended June 30,	
	2006	2005
	(Unaudited)	(Unaudited)
Basic earnings per common share:		
Net income available to common shareholders	$ 104,947	$ 147,538
Weighted average common shares outstanding	598,973	585,107
Basic earnings per share of common stock	$ 0.18	$ 0.25

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK – (continued)

	For the Six Months Ended June 30,	
	2006 (Unaudited)	2005 (Unaudited)
Diluted earnings per common share:		
Net income available to common stockholders	$ 104,947	$ 147,538
Weighted average common shares outstanding	598,973	585,107
Net effect of dilutive stock options	43,662	35,813
Weighted average common shares outstanding and common stock equivalents	642,635	620,920
Diluted earnings per share of common stock	$ 0.16	$ 0.24

	For the Years Ended December 31,		
	2005	2004	2003
Basic earnings per common share:			
Net income available to common stockholders	$ 672,088	$ 73,056	$ 570,060
Weighted average common shares outstanding	586,287	570,168	540,169
Basic earnings per share of common stock	$ 1.15	$ 0.13	$ 1.06

NOTE 16 – EARNINGS PER SHARE OF COMMON STOCK – (continued)

	For the Years Ended December 31,		
	2005	2004	2003
Diluted earnings per common share:			
Income available to common stockholders	$ 672,088	$ 73,056	$ 570,060
Weighted average common shares outstanding	586,287	570,168	540,169
Net effect of dilutive stock options	30,995	24,375	17,419
Weighted average common shares outstanding and common stock equivalents	617,282	594,543	557,588
Diluted earnings per share of common stock	$ 1.09	$ 0.12	$ 1.02

The following summarizes Class A common stock options and detachable warrants of the subordinated debentures that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive upon conversion or exercise:

	2005	2004	2003
Class A common stock options	-	-	5,500
Detachable warrants	-	-	-
	-	-	5,500

NOTE 17 – STOCK-BASED COMPENSATION

Albina has granted stock options to certain employees under stock option plans approved by the Board of Directors and shareholders. Under the 2001 Stock Incentive Plan ("2001 Plan"), 90,750 shares of Class A common stock were reserved. During 2005, the 2001 Plan was terminated and the 2005 Stock Incentive Plan ("2005 Plan") was approved. Under the 2005 Plan, up to 100,000 shares of common stock are reserved for issuance as stock-based compensation awards. All options generally vest over three years, have exercise prices more than or equal to the fair market value of the stock as of the grant date, and expire ten years from the date of grant. Unexercised options that expire or are forfeited are available for future grant under their respective plan. Stock option activity is summarized as follows:

	Options Available for Grant	Options Outstanding	Weighted Average Price Per Share
BALANCE, December 31, 2002	39,944	50,806	$ 6.13
Options forfeited or expired	975	(975)	$ 8.20
Options exercised	-	(12,100)	$ 8.26
Options granted	(16,500)	16,500	$ 8.90
BALANCE, December 31, 2003	24,419	54,231	$ 6.47
Options granted	(20,075)	20,075	$ 10.23
Options exercised	-	(7,517)	$ 6.06
BALANCE, December 31, 2004	4,344	66,789	$ 7.64
Cancellation of remaining 2001 Plan shares	(4,344)	-	$ 7.64
Options available for grant under the 2005 Plan	100,000	-	$ -
Options forfeited or expired	-	(1,833)	$ 10.23
Options exercised	-	(6,417)	$ 8.47
Options granted	(10,000)	10,000	$ 14.75
BALANCE, December 31, 2005	90,000	68,539	$ 8.53

NOTE 17 – STOCK-BASED COMPENSATION – (continued)

	Options Available For Grant	Options Outstanding	Weighted Average Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
BALANCE, December 31, 2005 (restated for the effect of the 50% stock dividend)	135,000	102,809	$ 5.69		
Options forfeited under 2001 Plan (unaudited)	-	(825)	$ 6.82		
Options forfeited under 2005 Plan (unaudited)	4,500	(4,500)	$ 9.83		
Options granted (unaudited)	(7,500)	7,500	$ 14.67		
Options exercised (unaudited)	-	(15,375)	$ 4.77		
BALANCE, June 30, 2006 (unaudited)	132,000	89,609	$ 6.38	6.59	$ 996,452
Options exercisable at June 30, 2006 (unaudited)		79,859	$ 5.51	6.22	$ 957,509

The aggregate intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of options exercised during the six months ended June 30, 2006 and 2005, was $148,220 (unaudited) and $38,670 (unaudited), respectively. During the six months ended June 30, 2006 and 2005, the amount of cash received from the exercise of stock options was $73,280 (unaudited) and $54,383 (unaudited), respectively. As of June 30, 2006, there was approximately $41,000 (unaudited) of total unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of approximately 2.3 years (unaudited).

Albina has charged $12,000 (unaudited) of compensation cost related to stock options and employee stock purchases against income and has appropriately recognized no related income tax benefit for the six months ended June 30, 2006.

The following table summarizes information concerning outstanding and exercisable options under the stock option plans at December 31, 2005:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$4.13 – $6.85	25.300	4.30	$ 4.65	25.300	$ 4.65
$8.18 – $8.26	10.414	6.77	$ 8.19	10.414	$ 8.19
$10.23 – $10.45	22.825	8.19	$ 10.28	17.051	$ 10.30
$14.75	10,000	9.31	$ 14.75	4,000	$ 14.75
	68.539			56.765	

NOTE 17 – STOCK-BASED COMPENSATION – (continued)

The following table summarizes information concerning outstanding and exercisable options under the stock option plans at June 30, 2006 (unaudited), restated for the effect of the 50% stock dividend:

Plan	Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
2001 Plan	$2.75 – $3.86	27,225	3.99	$ 3.12	27,225	$ 3.12
2001 Plan	$5.45 – $5.51	15,621	6.27	$ 5.46	15,621	$ 5.46
2001 Plan	$6.82 – $6.97	31,763	7.69	$ 6.86	31,763	$ 6.86
2005 Plan	$9.83 – $14.67	15,000	9.32	$ 12.25	5,250	$ 9.83
		89,609			79,859	

NOTE 18 – EMPLOYEE BENEFIT PLANS AND AGREEMENTS

During 2003, Albina implemented an employee stock purchase plan (ESPP) for the benefit of its employees, reserving 16,500 shares of Albina Community Bancorp Class A common stock. The ESPP allows participation of all employees over the age of 18 who have also met minimum service requirements. Participating employees defer compensation in amounts ranging from 1% to 10% of their eligible compensation to purchase stock on a quarterly basis at a price determined by the Board subsequent to each calendar quarter-end. The ESPP price is generally the lesser amount of 85% of the market price of Albina's stock at the beginning or end of the calendar quarter. Under Section 423 of the Internal Revenue Code and intrinsic value-based methods for determining stock-based compensation, the ESPP qualifies as a noncompensatory plan. However, had Albina applied the fair value-based method of determining compensation expense as defined in SFAS No. 123, the plan would be considered compensatory, requiring Albina to recognize a charge to earnings for compensation expense related to shares purchased at a discount.

During the years ended December 31, 2005 and 2004, employees were issued 767 and 524 shares, respectively, of Albina Community Bancorp Class A common stock pursuant to the ESPP. As of December 31, 2005 and 2004, Albina had a liability of $1,314 and $1,978, respectively, representing funds withheld from participants for future purchases under the ESPP.

Albina has also established an employee incentive compensation program which provides eligible participants additional compensation based upon the achievement of certain goals. For the years ending December 31, 2005, 2004, and 2003, additional compensation expense of $195,750, $172,500, and $262,000, respectively, was recognized pursuant to this program.

NOTE 18 – EMPLOYEE BENEFIT PLANS AND AGREEMENTS – (continued)

Albina has adopted a 401(k) savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Essentially, all employees over the age of 18 are eligible to participate in the plan. Employees may elect to defer and contribute up to statutory limits. Their contributions and those of Albina, which are limited to 50% of employee contributions up to 6% of total participant compensation, are invested by plan trustees in employee-designated funds. For the years ending December 31, 2005, 2004, and 2003, Albina contributed $45,000, $34,003, and $20,750, respectively, to the plan.

Albina has entered into employment agreements ranging from two to four years with certain executive officers of the Bank. In addition to providing each covered officer with compensation and other customary benefits, under certain circumstances, if conditions for termination as provided in the employment agreement are met, the officer is entitled to receive between 100% and 200% of his or her salary in a lump sum at termination. At compensation levels as of December 31, 2005, and, if all officers under contract were terminated pursuant to termination provisions, the Bank would be required to make a lump sum payment of approximately $355,925.

During 2005 and 2004, Albina purchased bank-owned life insurance (BOLI) to support life insurance and salary continuation benefits for certain key employees. As of December 31, 2005 and 2004, Albina recognized a salary continuation benefit obligation of $195,538 and $124,027, respectively. Payments under the salary continuation plan are for ten years and commence when the respective key employee reaches the age of 65 and terminates employment. As of December 31, 2005 and 2004, the cash surrender value of BOLI was $2,772,418 and $2,656,042, respectively.

NOTE 19 – REGULATORY MATTERS

Albina and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on a bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTE 19 – REGULATORY MATTERS – (continued)

Quantitative measures established by regulation to ensure capital adequacy require Albina and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that Albina and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notifications from its regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, Albina and the Bank must maintain minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes may have changed the institutions' category.

Actual capital amounts and ratios for both Albina and the Bank are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Albina Community Bancorp	$14,491	14.8%	$ 7,844	≥8%	$ -	N/A
Albina Community Bank	$11,669	12.0%	$ 7,757	≥8%	$ 9,697	≥10%
Tier 1 capital to risk-weighted assets:						
Albina Community Bancorp	$ 9,687	9.2%	$ 3,922	≥4%	$ -	N/A
Albina Community Bank	$10,456	10.8%	$ 3,879	≥4%	$ 5,818	≥6%
Tier 1 capital to average assets:						
Albina Community Bancorp	$ 9,687	8.4%	$ 4,603	≥4%	$ -	N/A
Albina Community Bank	$10,456	8.8%	$ 4,739	≥4%	$ 5,923	≥5%

NOTE 19 – REGULATORY MATTERS – (continued)

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
(dollars in thousands)						
Total capital to risk-weighted assets:						
Albina Community Bancorp	$13,564	15.4%	$ 7,067	≥8%	$ -	N/A
Albina Community Bank	$10,706	12.5%	$ 6,869	≥8%	$ 8,587	≥10%
Tier 1 capital to risk-weighted assets:						
Albina Community Bancorp	$ 8,636	9.8%	$ 3,534	≥4%	$ -	N/A
Albina Community Bank	$ 9,632	11.2%	$ 3,435	≥4%	$ 5,152	≥6%
Tier 1 capital to average assets:						
Albina Community Bancorp	$ 8,636	7.9%	$ 4,365	≥4%	$ -	N/A
Albina Community Bank	$ 9,632	9.2%	$ 4,183	≥4%	$ 5,229	≥5%

NOTE 20 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying values of Albina's financial instruments at December 31, 2005 and 2004 (in thousands):

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 1,797	$ 1,797	$ 1,058	$ 1,058
Interest-bearing deposits with other banks	$ 446	$ 446	$ 314	$ 314
Federal funds sold	$ 2,176	$ 2,176	$ 100	$ 100
Time deposits with other banks	$ 1,498	$ 1,498	$ 2,748	$ 2,748
Investment securities, at fair value	$ 19,487	$ 19,487	$ 14,793	$ 14,793
Federal Home Loan Bank stock, at cost	$ 423	$ 423	$ 329	$ 329
Loans, net of allowance for loan losses and unearned income	$ 87,272	$ 83,821	$ 79,371	$ 78,121
Financial liabilities:				
Demand and savings deposits and money market accounts	$ 44,001	$ 44,001	$ 41,516	$ 41,516
Time certificates of deposit	$ 60,495	$ 59,421	$ 48,566	$ 48,039
Federal funds purchased	$ -	$ -	$ 1,000	$ 1,000
Notes payable	$ 3,685	$ 3,667	$ 3,923	$ 3,912
Junior subordinated debentures	$ 6,186	$ 6,257	$ 6,186	$ 6,186

While estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that were the Bank to dispose of such items at December 31, 2005, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair value at December 31, 2005, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also nonfinancial instruments typically not recognized in the consolidated financial statements, nevertheless, may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information for Albina Community Bancorp (unconsolidated parent company only) is as follows:

CONDENSED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(in thousands)	
ASSETS		
Cash and cash equivalents	$ 127	$ 205
Premises and equipment, net	2,368	2,398
Other assets	295	263
Investment in subsidiary bank	10,347	9,641
Investment in unconsolidated subsidiary trusts	186	186
TOTAL ASSETS	$ 13,323	$ 12,693
LIABILITIES		
Junior subordinated debentures held by trusts that issued guaranteed capital debt securities	$ 6,186	$ 6,186
Other liabilities	24	40
Total liabilities	6,210	6,226
STOCKHOLDERS' EQUITY	7,113	6,467
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,323	$ 12,693

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,		
	2005	2004	2003
		(in thousands)	
INCOME			
Dividend income	$ 200	$ 150	$ 1,000
Equity in undistributed (excess distribution of) earnings of subsidiaries	796	266	(55)
Other income	90	45	28
Total income	1,086	461	973
EXPENSES			
Interest	392	311	289
Administrative and other	22	77	114
Total expenses	414	388	403
NET INCOME	$ 672	$ 73	$ 570

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2005	2004	2003
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 672	$ 73	$ 570
Adjustments to reconcile net income to net cash from operating activities:			
Excess distribution of (equity in undistributed) earnings of subsidiaries	(796)	(266)	55
Depreciation expense	30	30	-
Net change in other assets and liabilities	(47)	(68)	(157)
Net cash from operating activities	(141)	(231)	468
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of premises and equipment	-	(819)	(1,605)
Investment in subsidiaries	-	(62)	(2,924)
Net cash from investing activities	-	(881)	(4,529)

NOTE 21 – PARENT COMPANY FINANCIAL INFORMATION – (continued)

	Years Ended December 31, 2005	2004 (in thousands)	2003
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of long-term debt	$ -	$ -	$ 1,148
Repayment of long-term debt	-	(1,998)	
Proceeds from issuance of fixed/ Floating rate Junior Subordinated Deferrable Interest Debentures	-	2,062	4,124
Payments to redeem subordinated debentures	-	-	(250)
Proceeds from issuance of common stock	63	140	100
Repurchase of Series C Preferred stock	-	-	(457)
Net cash from financing activities	63	204	4,665
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(78)	(908)	604
CASH AND CASH EQUIVALENTS, beginning of year	205	1,113	509
CASH AND CASH EQUIVALENTS, end of year	$ 127	$ 205	$ 1,113

PART III EXHIBITS

Item 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
1.1	Form of Placement Agent Agreement with D. A. Davidson & Co.	141
2.1	Articles of Incorporation of Albina Community Bancorp	*
2.2	Restated Bylaws of Albina Community Bancorp	*
3.1	Form of Stock Certificate	*
4.1	Form of Subscription Agreement – Shares sold by Albina Community Bancorp	167
4.2	Form of Subscription Agreement – Shares sold by D. A. Davidson & Co.	170
6.1	2001 Stock Option Plan	*
6.2	2001 Form of Nonqualified Stock Option Agreement	*
6.3	2001 Form of Incentive Stock Option	*
6.4	2005 Stock Incentive Plan	*
6.5	2005 Form of Nonqualified Stock Option	*
6.6	2005 Form of Incentive Stock Option	*
6.7	Employment Agreement with Robert L. McKean	*
6.8	Salary Continuation Agreement with Robert L. McKean	*
6.9	Employment Agreement with Cheryl L. Cebula	*
6.10	Salary Continuation Agreement with Cheryl L. Cebula	*
6.11	Special Compensation Agreement with Michael C. Henderson	*
6.12	Commercial Lease with Albina Corner Limited Partnership and amendments thereto	*
6.13	Retail Lease with Pietka Properties, LLC	*
6.14	Retail Lease with Fidelity National Title Company of Oregon	*
6.15	Placement Agent Agreement for Trust Preferred Offering of Albina Statutory Trust I	*
6.16	Guarantee Agreement for Trust Preferred Offering of Albina Statutory Trust I	*
6.17	Placement Agent Agreement for Trust Preferred Offering of Albina Statutory Trust II	*

6.18	Guarantee Agreement for Trust Preferred Offering of Albina Statutory Trust II	*
10.1	Consent of Independent Certified Public Accountants	172
10.2	Consent of Legal Counsel (included in legal opinion – filed as Exhibit 11.1)	
10.3	Consent and Certification of D.A. Davidson & Co.	*
11.1	Opinion of Foster Pepper Tooze LLP regarding legality of shares	173
15	Power of Attorney	175

* Previously filed in the preliminary Form 1-A filed on June 19, 2007

Shares of Common Stock

D.A. DAVIDSON & CO.

PLACEMENT AGENT AGREEMENT

Dated as of ________, 2006

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212

Ladies and Gentlemen:

Albina Community Bancorp, a bank holding company incorporated in the State of Oregon (the "Company"), hereby engages D.A. Davidson & Co. as placement agent (the "Placement Agent") on a best efforts basis in connection with the offering by the Company (the "Offering") of up to 416,666 shares of the Company's Class A Common Stock (the "Shares"), at a price per share of $12.00. The parties currently anticipate that the Placement Agent will sell all but 125,000 shares being offered; provided, however, that if the Company is unable to sell the 125,000 shares being offered by it within the first two weeks following commencement of the offering period, it is expected that the Placement Agent will place any unsold amount of those shares.

The Company has filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. 24-10150) (the "Offering Statement"), which includes an Offering Circular (the "Offering Circular") for the offering of the Shares pursuant to an exemption under the Securities Act of 1933, as amended (the "1933 Act"). Copies of the Offering Statement, including all exhibits and schedules thereto, any amendments thereto and all Offering Circulars have or will be delivered to the Placement Agent.

In light of the background set forth above, the representations, warranties and covenants set forth below, and the transactions contemplated hereby, the parties agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent, to the best of its knowledge and belief, that:

(a) The Company is not required to file, reports under Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

(b) Except for documents that have been filed with the Securities and Exchange Commission pursuant to Rule 254 under the 1933 Act, the Company has not distributed and will not, without the prior consent of the Placement Agent, distribute any offering material in connection with the Offering other than the Offering Circular.

(c) The Company has been duly organized and is validly existing under the laws of the State of Oregon, is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and its subsidiary, Albina Community Bank (the "Bank"), taken as a whole. The Bank has been duly incorporated and is in good standing under the laws of the State of Oregon and is qualified to do business as a foreign corporation in each jurisdiction in which the ownership or leasing of properties or the conduct of its business requires such qualification, except where failure to be so qualified would not have a material adverse effect upon the business, condition (financial or otherwise), properties or results of operations of the Company and the Bank, taken as a whole. Each of the Company and the Bank has all requisite power and authority (corporate and other) to own its respective properties and conduct its respective businesses as currently being carried on and as may be described in the Offering Circular. Except as described in the Offering Circular, the Company owns all of the outstanding capital stock of the Bank, free of any liens, claims, charges or encumbrances. The accounts of the Bank are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum applicable amount in accordance with the rules and regulations of the FDIC, and no proceedings for the termination or revocation of such membership or insurance are pending or threatened. Except for the Bank, the Northeast Portland Community Development Trust, Albina Development Company LLC, Albina Equity Fund I, LLC and Albina Community Statutory Trusts I & II, the Company does not own or control, nor is it owned or controlled by, any corporation, association or other entity, whether directly or indirectly.

(d) At the time of closing of the sale and issuance of the Shares, the Shares will have been validly issued and will be fully paid and non-assessable. The Shares will be issued in compliance with, or pursuant to exemptions from, the registration requirements of federal and applicable state securities laws. No preemptive rights of shareholders exist with respect to any of the Shares or the issue and sale thereof. The Offering and the sale of the Shares as contemplated by this Agreement will not give rise to any rights, other than those that have been waived or satisfied, for or relating to the registration, qualification, or listing of any securities issued or issuable by the Company. There are no options, warrants or other rights to purchase, agreements or other obligations to issue, or other rights to convert any obligations into, shares of capital stock or ownership interests in the Company outstanding, except as described in the Offering Circular.

(e) Neither the Commission nor any other regulatory authority has ever issued an order against the Company or any of the Company's officers (as defined in Rule 16a-1(f) under the Exchange Act) or directors relating to such person's participation in any act or omission that was, or was alleged to be, in violation of the registration requirements or antifraud provisions of the 1933 Act or the Exchange Act, nor has any state securities commission or law enforcement agency entered any order or commenced or threatened any litigation (whether criminal, civil or administrative) against any such person relating to the offer and sale of securities, nor, in any such case, is the Company aware that a basis exists for any such action.

(f) Neither the Commission nor any state securities commission has ever issued an order preventing, delaying or suspending the use of any registration statement, prospectus or other selling literature relating to the proposed offering of securities by the Company, nor have any of them ever instituted proceedings for that purpose.

(g) Moss Adams, LLP, who certified the audited financial statements for fiscal years ended December 31, 2005 and 2004 included in the Offering Statement and the Offering Circular, are independent public accountants with respect to the Company.

(h) The consolidated financial statements of the Company, together with the notes thereto included in the Offering Statement and Offering Circular comply in all material respects with the requirements of the 1933 Act and the rules and regulations promulgated thereunder and fairly present the financial position of the Company as of the dates indicated and the results of operations and changes in financial position for the periods therein specified; and said consolidated financial statements have been prepared in conformity with generally accepted accounting principles consistently applied throughout the periods involved. The financial information included in the Offering Circular under the caption "Business – Albina Community Bancorp – Albina Community Bancorp Selected Financial Information" presents fairly on the basis stated in the Offering Circular the information purported to be shown therein at the dates and for the periods indicated.

(i) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied.

(j) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, and except as otherwise disclosed therein, (i) there has been no material adverse change in the condition (financial or otherwise), financial results or business affairs of the Company and the Bank, taken as a whole, whether or not arising in the ordinary course of business, (ii) there have been no transactions entered into by the Company or the Bank which would materially affect the Company or the Bank, other than in the ordinary course of business, (iii) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock or on any class of capital stock of a subsidiary, (iv) neither the Company nor the Bank has incurred, other than in the ordinary course of business, any material liabilities or obligations, direct or contingent, and (v) there has not been (A) any change in the capital stock of the Company or the Bank (except for options granted (or the exercise thereof) pursuant to or shares of Common Stock issued pursuant to the employee benefit plans of, or as compensation to the directors of, the Company), or any issuance of warrants, convertible securities or other rights to purchase capital stock of the Company or any subsidiary (except as noted above), or (B) any material increase in the short-term or long-term debt (including capitalized lease obligations) of the Company or the Bank, except indebtedness and deposit liabilities incurred by the Bank in the ordinary course of their banking business. Neither the Company nor the Bank has any contingent liabilities which are not disclosed in the Offering Circular or in the Offering Statement that are material to the Company and the Bank, taken as a whole.

(k) As of the time the Offering Statement is or was qualified by order of the Commission, and until the completion of the Offering, (A) the Offering Statement and Offering Circular conformed or will conform in all material respects to the applicable requirements of the 1933 Act and the rules and regulations promulgated thereunder, (B) the Offering Statement did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) the Offering Circular did not or will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are or were made, not misleading; except that the foregoing shall not apply to statements in or omissions from any such document in reliance upon, and in conformity with, written information furnished to the Company by the Placement Agent specifically for use in the preparation thereof. If the Offering Statement has been qualified by order of the Commission, no stop order suspending the qualification of the Offering Statement has been issued, and no proceeding for that purpose has been initiated or, to the Company's knowledge, threatened by the Commission.

(l) There are no contracts or documents of the Company or the Bank that are required to be filed as exhibits to the Offering Statement by the 1933 Act or by the rules and regulations promulgated thereunder, which contracts or documents have not been so filed as required.

(m) There is no action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or the Bank before any court or administrative agency or otherwise that, if determined adversely to the Company or the Bank, might (a) result in any change in the earnings, business, management, properties, assets, rights, operations, condition (financial or other) or prospects of the Company that is materially adverse to the Company or the Bank, taken as a whole, or (b) prevent the consummation of the Offering. To the Company's knowledge, there are no material legal or governmental actions, suits or proceedings pending or threatened against any executive officer or director of the Company or the Bank, that could have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company and the Bank, taken as a whole.

(n) Neither the Company nor the Bank is, or, with the giving of notice or lapse of time or both, will be, in violation of or in default under its Articles of Incorporation or Bylaws or under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound and which default is of material significance in respect of the business or financial condition of the Company and the Bank, taken as a whole. The execution and delivery of this Agreement and the consummation of the transactions herein contemplated and the fulfillment of the terms hereof will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company is a party, or of the Articles of Incorporation or Bylaws of the Company, or any order, rule or regulation applicable to the Company of any court or of any regulatory body or administrative agency or other governmental body having jurisdiction.

(o) The Company has full legal right, power and authority to enter into this Agreement and to take the actions and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or by general equitable principles. Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement and the consummation of the Offering (except such additional steps as may be required by the Commission, or the NASD, or such additional steps as may be necessary to qualify the Shares for public offering under state securities or Blue Sky laws), has been obtained or made and is in full force and effect.

(p) The authorized capital stock of the Company as of March 31, 2006 is as set forth under the caption "Description of Capital Stock" in the Offering Circular and there have not been any subsequent issuances of capital stock of the Company, except for subsequent issuances, if any, pursuant to any employee, officer or director benefit or compensation plans. All of the outstanding shares of capital stock of the Company have been duly authorized, validly issued and are fully paid and nonassessable. Neither the filing of the Offering Statement nor the offering or sale of the Shares, as contemplated by the Offering Circular, gives rise to any rights, other than those which have been waived or satisfied, for or relating to the registration of any shares of capital stock or other securities of the Company. All of the issued and outstanding shares of capital stock of the Bank have been duly authorized, validly issued and are fully paid and nonassessable.

(q) The Company has filed all federal, state, local and foreign income and franchise tax returns required to be filed or has requested extensions thereof, except in any case in which the failure so to file would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole, and are not in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto, other than any which the Company or the Bank is contesting in good faith or as would not, individually or in the aggregate, have a material adverse effect on the business, condition (financial or otherwise), properties or results or operations of the Company and the Bank, taken as a whole.

(r) Each of the Company and the Bank holds all material licenses, certificates and permits from governmental authorities that are necessary to the conduct of its business; and, to the knowledge of the Company, neither the Company nor the Bank has infringed any patents, patent rights, trade names, trademarks or copyrights, which infringement is material to the business of the Company and the Bank, taken as a whole. The Company knows of no infringement by others of material patents, patent rights, trade names, trademarks or copyrights owned by or licensed to the Company or the Bank.

(s) The Company is not an "investment company" within the meaning of Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations thereunder.

(t) Other than as contemplated by this Agreement or described in the Offering Statement, the Company has not incurred any liability for any finder's or broker's fee or agent's commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(u) No report or application filed (after giving effect to any amendments thereto) by the Company or the Bank with the Federal Reserve Board (the "FRB"), the Oregon Division of Finance and Corporate Securities, the FDIC or other regulatory authority having jurisdiction over it (each such report or application, together with all exhibits thereto, a "Regulatory Report"), as of the date it was filed (after giving effect to any amendments thereto), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading when made or failed to comply in all material aspects with the applicable requirements of the FRB, the Oregon Division of Finance and Corporate Securities, the FDIC or such other regulatory authority (the "Banking Regulators"), as the case may be. The Company and the Bank have filed each Regulatory Report that they were required to file with any Banking Regulator, which is material to or could reasonably be expected to be material to the business, operations, financial condition or the Company and the Bank taken as a whole.

(v) Each of the Company and the Bank is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the course of banking business generally. Neither the Company nor the Bank has been refused any insurance coverage it has sought or applied for.

(w) Any certificate signed by any officer of the Company and delivered to the Placement Agent shall be deemed a representation and warranty by the Company to the Placement Agent as to the matters covered thereby.

2. Representations and Warranties of the Placement Agent.

(a) The Placement Agent represents and warrants to the Company that none of the Placement Agent, or any of its partners, directors, officers, is subject to disqualification under Rule 262 under the 1933 Act.

3. Sale and Delivery of the Offered Shares.

(a) On the basis of the representations, warranties and covenants herein contained, and subject to the terms and conditions herein set forth, the Placement Agent agrees to exercise its reasonable best efforts to locate purchasers for, and to assist the Company in effecting sales of 291,666 shares ($3.5 million), at a price per share of $12.00. The Company and the Placement Agent shall agree on a timeline for notice to the Placement Agent of whether the Placement Agent will be permitted to place any additional shares.

(b) The date of the closing of the Offering (the "Closing") is referred to herein as the "Closing Date."

(c) The Company shall credit purchased Shares to the accounts of the purchasers thereof immediately upon notification by the Company to the Placement Agent of acceptance of such purchaser's subscription. The certificates for the Shares will be delivered in such denominations and in such registrations as the Company reasonably deems appropriate unless a specific purchaser requests reasonable accommodation, in which case the Company shall comply therewith, provided that such accommodation does not, in the judgment of the Company, impose unreasonable burden or expense on the Company.

(d) Payment for the Shares purchased pursuant to selling efforts by the Placement Agent ("Davidson Offered Shares" as defined in the Offering Statement) shall be made by or on behalf of the purchasers to the Placement Agent for the account of the Company by wire transfer or other delivery of immediately available funds, or by such other means as may be acceptable to the Placement Agent in its sole discretion and transmitted to the Company no later than the next business day after the Placement Agent received a completed subscription agreement and funds from purchasers. Payment for all other Shares ("Company Offered Shares") shall be made by or on behalf of the purchasers to the Company by wire transfer of immediately available funds, or by such other means as may be acceptable to the Company in its sole discretion. The Placement Agent and the Company shall each deposit all funds from such subscriptions in an account established by the Company for purposes of receiving the Offering proceeds.

(e) The cash proceeds from accepted subscriptions for all shares sold in the offering will be distributed as follows: (i) seven percent (7%) of the aggregate cash proceeds from all shares sold through the Placement Agent in the offering and three percent (3%) of the aggregate cash proceeds from all shares sold directly by the Company and not through the Placement Agent, shall be distributed to the Placement Agent as compensation (the "Placement Agent Commission") for the Placement Agent's services in connection with the Offering; (ii) any amounts payable in respect of the Expense Allowance incurred but not previously paid to the Placement Agent will be distributed to the Placement Agent; and (iii) the balance of such proceeds will be retained by the Company.

(f) In addition to the Placement Agent Commission, the Company shall reimburse to the Placement Agent for up to a maximum of $20,000 (the "Expense Allowance") for all fees and expenses incurred by or on behalf of the Placement Agent, which amount shall be reduced proportionally with the amount of shares sold by the Placement Agent in the offering. The Company shall pay all transfer taxes and like charges levied in connection with the sale and issuance of the Shares.

4. Covenants of the Company. The Company covenants and agrees with the Placement Agent that:

(a) When prepared and until completion of the Offering, the Offering Circular will contain all statements that are required to be stated therein, will not contain any untrue statement of a material fact, and will not omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. Without limiting the generality of the foregoing, with respect to the Offering Circular:

(i) The Company will not, without the prior consent of the Placement Agent deliver or distribute any offering material in connection with the Offering other than the Offering Circular;

(ii) The Company's capital stock will comply in every material respect with the description thereof contained in the Offering Circular and the Offering Circular will describe in every material respect the Company's capital stock;

(iii) The Offering Circular will describe accurately any material legal or governmental actions, proceedings, or suits pending or known to be threatened against the Company or any of the Company's executive officers or directors in their capacity as such; and

(iv) The Offering Circular will describe accurately the Company's properties, the limitations thereon, the encumbrances and leases pertaining thereto, and the adequacy thereof.

(b) The Company will advise the Placement Agent promptly of any request from any of the Company's regulators for any additional information, and of the issuance or entry by any such agency of any stop order, cease and desist order, or similar action suspending the Offering, or of the institution of any proceedings for that purpose. The Company will use its reasonable best efforts to prevent the issuance of any such order or action and, if issued, to obtain as soon as possible the lifting thereof.

(c) Subject to the Company's discretion to limit offers and sales in certain jurisdictions as described in the Offering Circular, the Company will cooperate with the Placement Agent in endeavoring to qualify the Shares for sale under the securities laws of such jurisdictions as the Placement Agent may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose, provided the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent. The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Placement Agent may reasonably request for purposes of completing distribution of the Shares in the Offering.

(d) The Company will deliver to the Placement Agent or to prospective purchasers at the Placement Agent's direction, from time to time, as many copies of the Offering Circular as the Placement Agent may reasonably request.

(e) The Company will comply with the 1933 Act and the Exchange Act, and the rules and regulations thereunder, so as to permit the completion of the distribution of the Shares as contemplated in this Agreement and the Offering Circular. If, during the pendency of the Offering, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Placement Agent, it becomes necessary to amend or supplement the Offering Circular in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a purchaser, not misleading, or if it is necessary at any time to amend or supplement the Offering Circular to comply with any law, the Company promptly will prepare such an amendment or supplement and, to the extent necessary so that the Offering Circular as so amended or supplemented will not, in the light of the circumstances when it is so delivered, contain any false statement of a material fact or omit to state a material fact necessary, in light of the circumstances as a whole, to render the same accurate in all material respects.

(f) Upon request from Davidson, the Company will provide any of the information required to be maintained in Davidson's records under Rule 15c2-11 of the Exchange Act for Davidson to submit quotations of the Company's stock for publication.

(g) No offering, sale, short sale or other disposition of any shares of Common Stock of the Company or other securities convertible into or exchangeable or exercisable for shares of Common Stock or derivative of Common Stock (or agreement for such) will be made for a period of 180 days after the date of this Agreement, directly or indirectly, by the Company otherwise than hereunder or with the prior written consent of the Placement Agent, except that the Company may, without such consent, (a) grant options to purchase shares of common stock or grant shares pursuant to the Company's stock option plan or stock incentive plan and (b) issue shares upon the exercise of options granted pursuant to the Company's stock option plan or stock incentive plan..

(h) Neither the Company nor any of its affiliates, nor any person acting on behalf of any of them will, directly or indirectly, (a) take any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares; or (b) bid for, purchase, or pay anyone any compensation for soliciting purchases of, the Shares in the Offering, or pay or agree to pay to any person any compensation for soliciting another to purchase any other securities of the Company, otherwise than as provided in this Agreement.

(i) The Company will cooperate in all respects with the due diligence inquiries of the Placement Agent and its counsel and will make available all information reasonably requested in connection therewith. Without limiting the generality of the foregoing, the Company will timely provide copies of all documents, electronic media and other materials in such form as the Placement Agent or its counsel may reasonably request from time to time, and will deliver the same at the reasonable direction of the Placement Agent or its counsel.

(j) The Company will make available its management personnel to the Placement Agent, or to prospective purchasers of the Shares upon request of the Placement Agent, at reasonable times and on reasonable prior notice for the purposes of answering such questions and providing such information as may be necessary or appropriate in the Placement Agent's reasonable discretion; provided that, this Section 3(k) shall not be construed to require the Company to take any action or make any disclosure that would, in the reasonable opinion of counsel to the Company, result in a disqualification of the Offering from exemption under the 1933 Act.

(k) The Company will apply the net proceeds from the Offering substantially as set forth under "Use of Proceeds" in the Offering Circular.

(l) If at any time during the Offering any rumor, publication or event relating to or affecting the Company shall occur as a result of which, in the Placement Agent's sole judgment, the market price of the Shares has been or is likely to be materially affected (regardless of whether such rumor, publication or event necessitates a supplement to or amendment of the Offering Circular), the Company will, after notice from the Placement Agent advising the Company to the effect set forth above, consult with the Placement Agent concerning the substance of, and consider disseminating a press release or other public statement reasonably satisfactory to the Placement Agent responding to or commenting on, such rumor, publication or event.

5. Covenants of the Placement Agent.

(a) The Placement Agent will deliver a copy of the Offering Circular and related subscription agreement to each prospective purchaser of Davidson Offered Shares in accordance with Regulation A under the 1933 Act, and shall otherwise conduct its participation in the Offering in accordance with Regulation A and the rules of the NASD.

(b) The Placement Agent shall promptly notify the Company of any circumstance that is reasonably likely to result in the disqualification under Rule 262 of the Placement Agent or any of its directors or officers.

6. Conditions to Obligations of the Placement Agent. The obligations of the Placement Agent to exercise its best efforts to place for sale the Davidson Offered Shares are subject to the continuing accuracy during the Offering and until the Closing of the Company's representations and warranties herein, to the Company's performance of its covenants and obligations hereunder, and to the following additional conditions:

(a) No stop order relating to the Offering, or the Offering Circular, shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated by any of the Company's regulators, or any state securities commissioner, and no injunction, restraining order, or order of any nature by a federal or state court shall have been issued that would prevent the issuance of the Shares.

(b) The Placement Agent shall have received the opinion of Foster Pepper Tooze LLP, counsel for the Company, dated as of the Closing of the Offering and addressed to the Placement Agent (and stating that it may be relied upon by counsel to the Placement Agent), with respect to the matters set forth in Exhibit A hereto. The opinion will be based solely on the law of the State of Oregon. In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel that leads it to believe that as of the date first delivered to prospective purchasers and continuing until the Closing Date the Offering Circular contains an untrue statement of a material fact or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, (except that such counsel need express no view as to financial statements, schedules and statistical information therein). With respect to such statement, counsel for the Company may state that their belief is based upon the exercise of due diligence.

(c) The Placement Agent shall have received from counsel for the Company prior to the initiation of the Offering a memorandum or summary, in form and substance satisfactory to the Placement Agent, with respect to the qualification for offering and sale by the Placement Agent of the Shares under the state securities or Blue Sky laws of such jurisdictions as the Placement Agent may reasonably have designated to the Company.

(d) The NASD shall have reviewed and approved as to form and substance the fairness of this Agreement and the Placement Agent's Compensation.

(e) The Placement Agent shall have received as of the commencement of the Offering and as of the completion of the Offering, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that as of such date each of them severally represents as follows:

(i) No stop order or cease and desist order relating to the Offering has been issued, and no proceedings for such purpose have been taken or are, to his or her knowledge, contemplated by the Commission or any state securities commissioner;

(ii) The Company's representations and warranties contained in Section 1 are true and correct in all material respects;

(iii) He or she has carefully examined the Offering Circular and, in his or her opinion, as of the commencement of the Offering and as of the completion of the Offering, the statements contained in the Offering Circular were true and correct, and the Offering Circular does not omit to state a material fact required or necessary in order to make the statements therein not misleading, and, in his or her opinion, since the commencement of the Offering, no event has occurred that should have been set forth in a supplement to or an amendment of the Offering Circular that has not been set forth in such a supplement or amendment; and

(iv) Since the date of the Offering Circular, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the Company's condition, financial or otherwise, or its earnings, business affairs, management, or business prospects, whether or not occurring in the ordinary course of business, and there has not been any material transaction entered into by the Company, other than the transactions in the ordinary course of business and changes and transactions contemplated by the Offering Circular.

(f) The Company shall have furnished to the Placement Agent such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Placement Agent may reasonably have requested.

The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof if they comply in all material respects with the requirements for such opinions and certificates as set forth in this Agreement.

If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Placement Agent hereunder may be terminated by the Placement Agent by notifying the Company of such termination in writing at or prior to the Closing Date.

In such event, the Company and the Placement Agent shall not be under any obligation to each other (except to the extent provided in Section 6 hereof).

7. Conditions to the Obligations of the Company. The obligations of the Company to sell and deliver the Davidson Offered Shares in the Offering are subject to the condition that at the time of each respective sale of the Shares, no stop order, cease and desist order, or injunction relating to the Offering shall have been issued and in effect or proceedings therefor initiated or threatened. Notwithstanding the foregoing, nothing in this Agreement shall inhibit or preclude the Company's right to accept or reject any subscription for any reason whatsoever prior to acceptance of the subscription by the Company in accordance with the terms of the Offering set forth in the Offering Circular. Nothing in this Section 7 limits the Company's ability to terminate the Offering in its sole discretion as described in the Offering Circular.

8. Indemnification.

(a) The Company agrees to indemnify and hold harmless the Placement Agent and each person, if any, who controls the Placement Agent within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Placement Agent or any such controlling person may become subject under the 1933 Act, the Exchange Act, or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular, or any amendment or supplement thereto, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Placement Agent and each such controlling person for any legal or other expenses reasonably incurred by the Placement Agent or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Shares, whether or not the Placement Agent or controlling person is a party to any action or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Offering Statement, Offering Circular, or any amendment or supplement to either of them, in reliance upon and in conformity with written information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that the Company may otherwise have.

(b) The Placement Agent agrees to indemnify and hold harmless the Company, each of its directors, and each person, if any, who controls the Company within the meaning of the 1933 Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Offering Statement, Offering Circular or any amendment or supplement thereto, (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse the Company or any such person for any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding or in responding to a subpoena or government inquiry relating to the offering of the Shares, whether or not the Company or any such director, officer, or controlling person is a party to any action or proceeding; provided, however, that the Placement Agent will be liable in each case only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Offering Statement, Offering Circular or such amendment or supplement thereto, in reliance upon and in conformity with information furnished to the Company by or through the Placement Agent specifically for use in the preparation thereof. This indemnity agreement will be in addition to and not in limitation of any liability that such Placement Agent may have otherwise.

(c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 8, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing. No indemnification provided for in Sections 8(a) and (b) shall be available to any party who shall fail to give notice as provided in this Section 8(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability that it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Sections 8(a) and (b). In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense. Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm for all such indemnified parties, unless representation of multiple parties by the same counsel would be inappropriate due to actual or potential differing interests between them. Such firm shall be designated in writing by the Placement Agent in the case of parties indemnified pursuant to Section 8(a) and by the Company in the case of parties indemnified pursuant to Section 8(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.

(d) If the indemnification provided for in this Section 8 is unavailable to or insufficient to hold harmless an indemnified party under Sections 8(a) and (b) above in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other from the offering of the Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Placement Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same proportion as the total proceeds from the sale of Davidson Offered Shares (before deducting expenses) received by the Company bear to the total compensation received by the Placement Agent (not including reimbursements for expenses, whether or not accountable). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Placement Agent on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Placement Agent agree that it would not be just and equitable if contributions pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above in this Section 8(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 8(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 8(d)), (i) the Placement Agent shall not be required to contribute any amount in excess of the commissions applicable to the Davidson Offered Shares and (ii) no person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e) In any proceeding relating to the Offering Circular or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 8 hereby consents to the jurisdiction of any court having jurisdiction over any other contributing party, agrees that process issuing from such court may be served upon him or it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join him or it as an additional defendant in any such proceeding in which such other contributing party is a party.

(f) Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 8 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred, except as provided in Section 8(c). A successor to the Placement Agent, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 8.

9. Notices. All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, hand or courier delivered, telecopied or delivered by electronic mail (and in the case of telecopy or electronic mail, accompanied by electronic answerback or automatic delivery confirmation) as follows:

If to the Placement Agent:

D.A. Davidson & Co.
8 Third St. N.
Great Falls, MT 59401
Attention: Thomas M. Hayes
Facsimile: 406-791-7315
Electronic Mail: thayes@dadco.com

With a copy to:

D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
Attention: Larry Martinez
Facsimile: 406-791-7380
Electronic Mail: lmartinez@dadco.com

If to the Company:

Albina Community Bancorp
2002 NE Martin Luther King, Jr. Boulevard
Portland, Oregon 97212
Attention: Robert McKean
Facsimile: 503-282-4691
Electronic Mail: rmckean@albinabank.com

With a copy to:

Foster Pepper Tooze LLP
601 SW 2nd Avenue, Suite 1800
Portland, Oregon 97204-3171
Attention: Gordon E. Crim
Facsimile: 800-600-1964
Electronic Mail: crimg@fosterpdx.com

Any such notice shall be effective, in the case of deliver, at the time of delivery, and in the case of mail or telecopier, at the time of dispatch with electronic confirmation of answerback.

10. Termination.

(a) This Agreement may be terminated by the Placement Agent by notice to the Company at any time prior to the completion of the Offering if any of the following has occurred:

(i) the Company shall have failed to perform all obligations and satisfy all conditions on its part to be satisfied or performed hereunder at or prior to the Closing Date;

(ii) the Company shall have, in the sole judgment of the Placement Agent, sustained any material loss or interference with its business or properties from fire, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, or there shall have been any materially adverse change (including, without limitation, a change in senior management or control), or constitute a development involving a prospective materially adverse change, in the Company's condition (financial or otherwise) or its earnings, business, management, properties, assets, rights, operations or prospects, except in each case as described in or contemplated by the Offering Circular (as may have been amended or supplemented as of such occurrence), and such event singly or together with any other event makes it, in the sole judgment of the Placement Agent, impracticable to market the Shares on the terms and in the manner contemplated in the Offering Circular;

(iii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis or material adverse change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or material adverse change on the financial markets of the United States would, in the reasonable judgment of the Placement Agent, materially impair the ability to market the Shares or to enforce contracts for the sale of the Shares;

(iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority that, in the opinion of the Placement Agent, materially and adversely affects or may materially and adversely affect the Company's business or operations;

(v) declaration of a banking moratorium by federal or Oregon authorities; or

(vi) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs that, in the opinion of the Placement Agent, has a material adverse effect on the securities markets in the United States.

(b) This Agreement may be terminated by the Company by notice to the Placement Agent at any time prior to the Closing Date in the event the Company determines it is in the best interest of the Company.

(c) This Agreement shall terminate automatically without further action by either party if the Company determines in its sole discretion to terminate the Offering as described in the Offering Circular, or if for any other reason the Closing does not occur.

Termination of this Agreement pursuant to this Section 10 shall be without liability of any party to any other party except for the liability of the Company in relation to commissions for Davidson Offered Shares sold prior to such termination, the reimbursement of out-of-pocket expenses actually incurred by the Placement Agent up to a maximum amount of $20,000.00,reimbursement of out-of-pocket expenses actually incurred by the Placement Agent upt to a maximum amount of $20,000.00, or the indemnity provided in Section 8 hereof.

11. Future Engagements. The Company agrees to use the Placement Agent as its placement agent in any trust preferred securities offering by the Company within twelve months from the date of this Agreement.

12. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agent, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person, except that (i) the indemnities of the Company contained in Section 6 hereof shall also be for the benefit of any person or persons who control the Placement Agent within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act; and (ii) the indemnities of the Placement Agent contained in Section 6 hereof shall also be for the benefit of the directors of the Company, the officers of the Company and any person or persons who control the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act. No purchaser of Shares from the Placement Agent shall be deemed a successor because of such purchase.

13. Miscellaneous. Time shall be of the essence of this Agreement.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement, (b) any investigation made by or on behalf of any Placement Agent or controlling person thereof, or by or on behalf of the Company or its directors or officers and (c) the conclusion of the Offering under this Agreement.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon.

If the foregoing letter is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the Placement Agent in accordance with its terms.

Very truly yours,

D.A. DAVIDSON & CO.

Vice President

The foregoing Placement Agent Agreement
is hereby confirmed and accepted as
of the date first above written.

ALBINA COMMUNITY BANCORP

By:______________________________
Robert McKean
Chief Executive Officer

EXHIBIT A

Form of Legal Opinion of Foster, Pepper Tooze LLP

D.A. Davidson & Co., as Placement Agent
8 Third St. N.
Great Falls, Montana 59401

Re: Offering of up to 416,666 shares of Common Stock of Albina Community Bancorp

Ladies and Gentlemen:

INTRODUCTION

This firm has acted as special counsel to Albina Community Bancorp, an Oregon bank holding company (the "Company") in connection with the proposed offering (the "Offering") of up to 416,666 shares of common stock of the Company (the "Shares) pursuant to an Offering Circular, dated ________, 2006, in which Offering you have undertaken to assist the Company in offering and selling the Shares in accordance with a Placement Agent Agreement (the "Placement Agreement") dated ____________, 2006, between the Company and D.A. Davidson & Co. (the "Placement Agent").

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Placement Agreement or in the Offering Circular. This opinion is given pursuant to Section 6(b) of the Placement Agreement.

SCOPE OF INVESTIGATION; DOCUMENTS REVIEWED

In the course of our representation, we have examined the Offering Circular and the Placement Agreement, and the exhibits and annexes appended thereto. We have received from officers of the Company, and have reviewed, copies of the Articles of Incorporation and bylaws of the Bank and minutes of certain meetings of the Company's Board of Directors. We have reviewed certificates and other information from public officials in those jurisdictions that we have deemed appropriate and have made such review of law as we consider necessary for the purposes of this opinion. As to certain matters of fact material to the following opinions, we have relied upon representations of representatives of the Company, including representations and warranties made by the Company in the Placement Agreement, without independently verifying the accuracy of those representations.

We have relied as to matters of fact upon the above documents and investigation. Where we render an opinion "to our knowledge" or "known to us," our opinion is based solely upon (a) the conscious awareness of facts or other information by the attorneys within the firm who have had active involvement in negotiation and preparation of the Placement Agreement and the Offering Circular. Unless we have specifically advised otherwise in this letter, we have not undertaken or made any inquiry, search, investigation or legal or factual analysis or research to verify the accuracy of any opinion which is rendered with the phrases "to our knowledge" or "known to us." No limited inquiry which we may have undertaken shall be considered an independent investigation and the fact of our engagement to render this opinion letter shall not be construed to imply knowledge of any matter on our part.

ASSUMPTIONS

This opinion assumes:

1. The authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic and complete original documents of all documents submitted to us as certified, conformed or photostatic copies;

2. The genuineness of all signatures on all documents submitted to us, and the legal competence of all natural persons who are signatories thereto;

3. That the Placement Agent has negotiated the Placement Agreement, and will exercise its rights and remedies thereunder and under applicable law, in good faith, with fair dealing, diligently, and in a commercially reasonable manner;

4. That the Placement Agent is duly formed and validly existing under the laws of its jurisdiction of organization, has met all legal requirements applicable to it, and has all requisite power and authority to enter into, and has taken all necessary action to execute and deliver, the Placement Agreement and to effect the transactions contemplated thereby;

5. That the Placement Agreement has been duly authorized, executed and delivered by the Placement Agent and constitutes the legal, valid and binding obligations of the Placement Agent, enforceable against it in accordance with the terms thereof;

6. That the representations of the parties to the Placement Agreement are accurate and complete; and

7. That there has been no mutual mistake of fact or understanding, fraud, duress or undue influence.

OPINIONS

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein and incorporated herein by reference, we are of the opinion that:

(1) Each of the Company and the Bank has been duly organized and is validly existing as a bank holding company under the laws of the State of Oregon and bank under the laws of the State of Oregon, respectively, with corporate power and authority to own or lease its properties and to conduct its business as described in the Offering Circular; each of the Company and the Bank is duly

qualified to transact business in all jurisdictions in which the failure to qualify would have a materially adverse effect upon the business of the Company and the Bank, taken as whole; and, to our knowledge, the Company does not own or control, directly or indirectly, any corporation, association or other entity other than its subsidiaries, Albina Community Bank, Albina Capital Trust I and Albina Capital Trust II, and Albina Development Company, LLC. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

(2) All of the issued and outstanding capital stock of the bank, the common securities of Albina Capital Trust I and Albina Capital Trust II, and the membership interest in Albina Development Company, LLC are owned by the Company.

(3) The Company has authorized capital stock as set forth in the Offering Circular; there are currently _____ shares of capital stock issued and outstanding. The Shares conform to the description thereof contained in the Offering Circular; the form of certificates for the Shares complies as to form with the requirements of Oregon law; the Shares, when issued in accordance with the terms and conditions set forth in the Offering Circular, will have been duly authorized, fully paid and non-assessable, and no preemptive rights of stockholders exist with respect to any of the Shares or the issue or sale thereof.

(4) Except as described in or contemplated by the Offering Circular, to our knowledge, there are no outstanding or authorized options, warrants or rights of any character obligating the Company to issue any shares of its capital stock or any securities convertible or exchangeable into or evidencing the right to purchase or subscribe for any shares of such stock; and except as described in the Offering Circular, to our knowledge, no holder of any securities of the Company or any other person has a right, contractual or other, that has not been satisfied or effectively waived, to cause the Company to sell or otherwise issue to them, or to permit them to underwrite the sale of, any of the Shares or the right to have any Common Stock or other securities of the Company included in the Offering Circular or the right to require registration under the Securities Act of any shares of Common Stock or other securities of the Company.

(5) The statements under the captions "Description of Capital Stock," "Supervision and Regulation" and "Legal Proceedings" in the Offering Circular, insofar as such statements constitute a summary of documents referred to therein or matters of law, fairly summarize in all material respects the information called for with respect to such documents and matters.

(6) The execution and delivery of the Placement Agreement and the consummation of the transactions herein contemplated do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, the Articles of Incorporation or Bylaws of the Company or any agreement or instrument known to us to which the Company is a party or by which the Company may be bound.

(7) The Company has full corporate power and authority to enter into the Placement Agreement, to sell and deliver the Shares; the Placement Agreement has been duly and validly authorized by all necessary corporate action by the Company, has been duly and validly executed and delivered by and on behalf of the Company, and is a valid and binding agreement of the Company enforceable in accordance with its terms, except as enforceability may be limited by general equitable principles, and by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws affecting creditors' rights generally, and except as to those provisions relating to indemnity or contribution for liabilities arising under federal and state securities laws (as to which we state no opinion); and no approval, authorization, order, consent, registration, filing, qualification, license or permit of or with any court, regulatory, administrative or other governmental body is required for the execution and delivery of the Placement Agreement by the Company or the consummation of the transactions contemplated by the Placement Agreement, except (i) such as have been obtained and are in full force and effect under the Securities Act, (ii) such as may be required under applicable Blue Sky laws in connection with the purchase and distribution of the Shares by the Placement Agent; and (iii) the clearance by the National Association of Securities Dealers, Inc. of the underwriting arrangements contemplated hereby.

(8) The Company is not, and will not become, as a result of the consummation of the Offering and application of the net proceeds therefrom as described in the Offering Circular, required to register as an investment company under the 1940 Act.

(9) Upon delivery of the Shares and payment therefor as contemplated by the Offering Circular, the purchasers thereof will acquire good and marketable title to the same on the Closing Date, free and clear of all liens, encumbrances, and claims.

(10) To our knowledge, there are no legal or governmental actions, suits or proceedings pending or threatened to which the Company or any of its officers or directors is or is threatened to be made a party or of which property owned or leased by the Company is or is threatened to be made the subject, the outcome of which could be expected to have a material adverse effect on the condition (financial or otherwise), properties, business, results of operations or prospects of the Company.

(11) The conditions for use of Form 1-A, as set forth in the General Instructions thereto, have been satisfied and the Offering Circular and any amendment thereof or supplement thereto complies in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder.

OTHER MATTERS

In the course of the preparation of the Offering Circular, we have not independently verified the accuracy, completeness or fairness of the statements contained in the Offering Circular and we make no representation to you as to the accuracy, completeness or fairness of the statements contained in the Offering Circular. However, nothing has come to our attention that causes us to believe that the Offering Circular, as of its date, contained or contains any untrue statement of material fact, or omitted or omits to state a material fact required to be stated therein or necessary to make the statements made, in light of the circumstances under which they are made, not misleading (it being understood that we are not expressing any statement with respect to any financial information contained therein).

OTHER QUALIFICATIONS

In addition to the qualifications, assumptions, and other limitations set forth in this opinion of counsel, and without limiting the effect of such qualifications, assumptions and other limitations, our opinion is further qualified as follows:

1. We express no opinion as to:

(a) provisions relating to the waiver of rights, remedies, and defenses;

(b) provisions for payment or reimbursement of costs and expenses or indemnification for claims, losses, or liabilities (including, without limitation, attorney fees) in excess of statutory limits or an amount determined to be reasonable by any court or other tribunal, and any provision for attorney fees other than to the prevailing party;

(c) provisions pertaining to jurisdiction and venue;

(d) limitations on the liability of parties to the Placement Agreement or provisions for the indemnification of such parties for their own negligence or misconduct;

2. Except as provided herein, we express no opinion as to any matter whatsoever relating to:

(a) the accuracy or completeness of any financial, accounting, or statistical information furnished by the Company;

(b) the accuracy or completeness of any representations made by the Company; or

(c) the financial status of the Company.

3. We express no opinion as to any matter whatsoever relating to: (a) compliance with zoning, land use, building, health and safety, or environmental rules, regulations, laws, ordinances, or directives; (b) federal and state occupational safety and health laws and regulations; (c) federal and state antitrust and unfair competition laws and regulations; (d) federal and state securities laws and regulations except as expressly stated herein; (e) federal and state tax laws and regulations, except as expressly stated herein; (f) federal patent, copyright, and trademark laws, state trademark laws, similar laws, and regulations thereunder; or (g) federal and state pension, employee benefit and labor laws and regulations.

DISCLAIMER

The opinions herein expressed are specifically subject to and qualified by the following:

1. Regardless of the states in which members of this firm are licensed to practice, our opinions are limited to the laws of the State of Oregon and to applicable federal laws.

2. This opinion letter is provided to you as a legal opinion only and not as a guaranty or warranty of the matters discussed herein. Our opinions are limited to the matters expressly stated herein, and no other opinions may be implied or inferred.

MISCELLANEOUS

This opinion letter is rendered as of the date set forth above, and we disclaim any obligation to advise you of any changes in the circumstances, laws, or events that may occur after this date or to otherwise update this opinion letter.

This opinion letter is rendered solely for your benefit in connection with the Offering. No other person or entity shall be entitled to rely on any matter set forth herein without our express written consent.

Very truly yours,

FOSTER PEPPER TOOZE LLP

APPLICATION FOR SUBSCRIPTION OF CLASS A COMMON STOCK

ALBINA COMMUNITY BANCORP

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON ___________, 2006.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of Class A common stock of ALBINA COMMUNITY BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Albina Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of Class A common stock is $12.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 2,000 shares.

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or may extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
and return with full payment of subscription amount to:
ALBINA COMMUNITY BANCORP
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537

SUBSCRIPTION AGREEMENT
ALBINA COMMUNITY BANCORP

Number of Shares ________ @ $12.00 per share = ________________

The capital stock, when issued, will be registered as follows (***see instructions sheet***):

____

Address:

____

____

Telephone: ______________________

State of Residence: ______________

Taxpayer I.D. (SSN)# ____________

____
Subscriber's Signature

____
Joint Subscriber's Signature

____
Printed Name

____
Printed Name

If Subscriber is an entity, indicate capacity of person signing:

Date: ______________________

____

We will hold payment for your subscription in a segregated account until we have accepted or rejected the subscription, in whole or in part. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by an Albina Community Bancorp representative. As soon as administratively possible after the closing of the offering, you will receive an acknowledgement of the shares purchased in this offering. Please note that we have the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted, you will receive acknowledgment of the number of shares issued and a refund for the balance of your purchase price.

COMPANY USE ONLY

The foregoing Application for Subscription of Common Stock is accepted for Albina Community Bancorp.

Total Accepted Subscription Amount $________________ (____________ shares)

Subscription # ______________________ By: ______________________

Date: ______________________ Its ______________________

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT ALBINA COMMUNITY BANCORP

COMPLETING THE SUBSCRIPTION AGREEMENT:

1. The Offering calls for a minimum purchase of $24,000 (2,000 shares), unless you are an existing shareholder or employee of the Company or the Bank.

2. When indicating how the stock should be registered, please, BY PRINTING CLEARLY, enter full name(s) and, if the name(s) are not those of individual(s), indicate the full legal name and type of organization involved (e.g., corporation, partnership, or trust). For qualified retirement plans, provide exact wording for ownership registration. For joint ownership, or transfers to minors, or for self-directed retirement plans, use the abbreviations and instructions set forth below:

   A. COM PRO -- Community Property (Note: Stock held as community property can be registered as "John Doe as COM PRO" and requires only one signature.)

   B. TEN COM -- Tenants in Common

   C. JT TEN -- Joint Tenants with Right of Survivorship

   D. Trustee Ownership should be registered as "John Doe, as Trustee of (Name of Trustor)".

   E. Custodian under Uniform Gifts to Minors Act should be registered as "(Custodian's Name) for (Minor's Name) under UGMA of (State)".

   F. SELF-DIRECTED RETIREMENT PLAN—Submit this Subscription Agreement to the plan trustee or custodian for execution. For further assistance please feel free to contact the Company. As always, consult your individual tax or legal advisor as to the specifics of your situation.

A stock certificate will be issued in the exact manner in which the Subscription Agreement is completed.

3. Payment of the subscription amount may be made by check, draft or money order payable to Albina Community Bancorp.

4. Mail your Subscription Agreement and payment to Albina Community Bancorp, 2002 N.E. Martin Luther King, Jr. Blvd., Portland, Oregon 97212. If you prefer, you may deliver your Subscription Agreement and payment, during business hours (8:30 a.m. to 5:00 p.m.), to Albina Community Bancorp, at the address noted above.

APPLICATION FOR SUBSCRIPTION OF CLASS A COMMON STOCK

ALBINA COMMUNITY BANCORP
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212
(503) 287-7537
(Page 1 of 2)

APPLICATIONS FOR SUBSCRIPTIONS MUST BE RECEIVED NOT LATER THAN 5:00 P.M. LOCAL TIME ON ________________.

I, the undersigning subscriber, hereby subscribe for and agree to purchase the number of shares of Class A common stock of ALBINA COMMUNITY BANCORP (herein referred to as the "Company") for the aggregate purchase price set forth on page two hereof. The Company is a corporation organized under Oregon law for the purpose of serving as a holding company for Albina Community Bank, an Oregon state chartered bank (the "Bank"). I understand that the purchase price of each share of Class A common stock is $12.00. I understand that unless I am an existing shareholder or employee of the Company or the Bank that I must subscribe for a minimum of 2,000 shares.

I understand that there is no minimum for this offering and the Company will have access to any funds that they have accepted at any time.

I attest and acknowledge that I have received an Offering Circular and that I am not relying upon any information other than as set forth in the Offering Circular. I further attest and acknowledge that I have the requisite authority and capacity to execute this Agreement. I further understand and acknowledge that this subscription is for an equity investment in the Company; that this investment is not protected by any deposit insurance; and that this investment involves risk, including the possible loss of principal.

I understand that the Company's board of director may terminate the offering early or extend the term of the offering for up to two additional 30-day periods after the expiration date listed in the Offering Circular.

I understand and acknowledge that the Board of Directors reserves the right to reject any subscription, in its sole discretion, in whole or in part, for any reason whatsoever.

PLEASE COMPLETE REVERSE SIDE OF THIS AGREEMENT
Retain the last copy for your records
and return the top three (3) copies to:
Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
406-791-7319 office, 406-791-7357 fax

INSTRUCTIONS FOR DELIVERY OF SUBSCRIPTION AND PAYMENT

Number of Shares ______________________ @ $12.00 per share = $______________________

Date: ______________________

____
Print Account Title / Name

State of Residence/Domicile: ______________________

____
Print Account Title / Joint Name

Taxpayer ID #: ______________________

Address: ______________________

X______________________
Authorized Signature

____
(title if applicable)

X______________________
Authorized Joint Signature

____
(title if applicable)

PLEASE CHECK ONE OF THE FOLLOWING:

( ) I have an account with D.A. Davidson & Co. (Act #:____________)(FC name & #:________________(______)

Unless you instruct your broker otherwise, your subscription amount will be deducted from the D.A. Davidson & Co. account indicated above. If you wish to have funds transferred from another source, please include with this Subscription Agreement those instructions.

( ) I do not have an existing account with D.A. Davidson & Co. and do not wish to open an account:

Please make your check payable to *Albina Community Bancorp* and send your check, together with a signed Subscription Agreement to:

Marge Sitzmann
D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401

Name as it should appear on stock certificate (printed):
____
____

The proceeds of your subscription will be delivered to Albina Community Bancorp to be held until it is accepted or rejected. If your subscription is accepted, you will receive by return mail a copy of this Agreement signed by an Albina Community Bancorp representative. As soon as administratively possible after the closing of the offering, each shareholder will receive confirmation from Albina Community Bancorp of the number of shares beneficially owned. Shares sold through D.A. Davidson & Co. will be held of record in its name. Please note that Albina Community Bancorp has the discretion to accept your subscription in full, to accept only a portion of your subscription, or to reject your subscription entirely. If only a portion of your subscription is accepted, you will receive an acknowledgement for the number of shares issued and a refund for the balance of your purchase price.

The foregoing Application for Subscription of Class A Common Stock is accepted for Albina Community Bancorp.

Total Accepted Subscription Amount $______________________ (____________ **shares)**

Subscription # ______________________ **By** ______________________

Date:______________________ **Its** ______________________

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby agree to the use in the Offering Circular, which constitutes a part of the Offering Statement of Albina Community Bancorp filed under the Regulation A exemption from the registration provisions of the 1933 Securities Act, of our report dated February 9, 2006 (except for Note 16, as to which the date is August 21, 2006), on the consolidated balance sheets of Albina Community Bancorp as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2005.

Moss Adams LLP

Portland, Oregon
August 22, 2006

FOSTER PEPPER TOOZE LLP
ATTORNEYS AT LAW

August 23, 2006

Board of Directors
Albina Community Bancorp
2002 N.E. Martin Luther King, Jr. Blvd.
Portland, Oregon 97212

Re: Offering of 416,666 Shares of Common Stock

Ladies and Gentlemen:

This firm has acted as counsel to Albina Community Bancorp (the "Company") in connection with a proposed offering (the "Offering") of up to 416,666 shares of its Class A Common Stock (the "Shares") pursuant to an Offering Statement (the "Offering Statement") on Form 1-A filed with the Securities and Exchange Commission.

In the course of our representation we have examined the Offering Statement, copies of the Articles of Incorporation, Bylaws, and excerpts of minutes of meetings of the Board of Directors of the Company. We have also received from officers of the Company certain other documents, corporate records, certificates and representations concerning factual matters. We have reviewed such documents and certificates, made such inquiries of public officials, and made such review of laws as we consider necessary for purposes of this opinion. We have relied as to matters of fact upon the above documents and investigation. We have assumed without investigation the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to authentic and complete original documents of all documents submitted to us as certified or photostatic copies.

Based upon the foregoing and subject to the qualifications and exceptions heretofore and hereinafter set forth, we are of the opinion that, under Oregon law, the Shares have been duly authorized by the Company, and that, when the Offering Statement is qualified by the Securities and Exchange Commission, applicable state "blue sky" and other securities laws have been complied with, and the Company has issued the Shares in the manner described in the Offering Statement, the Shares will be validly issued, fully paid and non-assessable.

PORTLAND SEATTLE SPOKANE

601 SW Second Avenue / Suite 1800 / Portland, OR 97204.3171 / 503.221.0607 / FAX 503.221.1510

This opinion is limited to the laws of the State of Oregon, including the statutory provisions, all applicable provisions of the Oregon Constitution and reported judicial decisions interpreting those laws, and applicable federal laws of the United States of America, and to the facts bearing on this opinion as they exist on the date of this letter. We disclaim any obligation to review or supplement this opinion or to advise you of any changes in the circumstances, laws or events that may occur after this date or otherwise update this opinion.

We consent to the use of this opinion as an exhibit to the Offering Statement and to any required filings made with any applicable state securities regulatory authority, and we consent to the reference to our name under the caption "Legal Matters" in the offering circular forming a part of the Offering Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

FOSTER PEPPER TOOZE LLP

Foster Pepper Tooze LLP

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on June 16, 2006.

Albina Community Bancorp

By: ______________________
Robert L. McKean, President and
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Robert L. McKean and James Schlotfeldt his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for the undersigned's name, place and stead, in any and all capacities, to sign any or all Amendments to this Form 1-A and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on June 16, 2006.

Signature	Capacity
Robert L. McKean	President, Chief Executive Officer and Director
James Schlotfeldt	Chief Financial Officer
Cheryl L. Cebula	Chief Operating Officer
Michael C. Henderson	Director
James R. Bradshaw	Director

Bernard V. Foster — Director

Ted K. Gilbert — Director

Jeana M. Woolley — Director

Sheila D. Holden — Director

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on August 23, 2006.

Albina Community Bancorp

By: ______________________
Robert L. McKean, President and
Chief Executive Officer

In accordance with the requirements of Regulation A, this offering statement has been signed by the following persons in the capacities indicated on August 23, 2006.

Signature	Capacity
Robert L. McKean	President, Chief Executive Officer and Director
* James Schlotfeldt	Chief Financial Officer
* Cheryl L. Cebula	Chief Operating Officer
* Michael C. Henderson	Director
* James R. Bradshaw	Director
* Bernard V. Foster.	Director
* Ted K. Gilbert	Director
* Jeana M. Woolley	Director
* Sheila D. Holden	Director

* ______________________
By: Robert L. McKean as Attorney-in-fact